Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

by and among

SILVUS TECHNOLOGIES GROUP LLC,

SILVUS TECHNOLOGIES HOLDINGS INC.,

and

MOTOROLA SOLUTIONS, INC.

Dated as of May 27, 2025

-i-

(Continued)

-ii-

(Continued)

-iii-

(Continued)

Exhibits

Exhibit A-1	List of Holdback Sellers
Exhibit A-2	Form of Holdback Agreement
Exhibit A-3	Form of Restrictive Covenant Agreement
Exhibit B	Form of Support Agreement
Exhibit C Exhibit D Exhibit E	Net Deferred Revenue R&W Insurance Policy Form of Registration Rights Agreement
Exhibit F	Earnout Principles
Exhibit G	Specified Products
Exhibit H	Earnout Arrangement

-iv-

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT, dated as of May 27, 2025 (this “Agreement”), is entered into by and among Silvus Technologies Group LLC, a Delaware limited liability company (the “Seller”), Silvus Technologies Holdings Inc., a Delaware corporation (the “Company”), and Motorola Solutions, Inc., a Delaware corporation (the “Purchaser”). Each of the parties named above may be referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Seller owns 100 shares of common stock, par value $0.001 per share, of the Company, which constitute all of the issued and outstanding equity interests in the Company (all such common shares, the “Company Shares”);

WHEREAS, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, the Company Shares, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the Purchaser’s willingness to enter into this Agreement, (x) each of the equityholders of the Seller listed on Exhibit A-1 attached hereto (each, a “Holdback Seller”) is entering into a Holdback and Restrictive Covenant Agreement, dated as of the date hereof (collectively, the “Holdback Agreements”), in substantially the form attached hereto as Exhibit A-2, pursuant to which such Holdback Seller’s allocated portion (as set forth on Exhibit A-1) of the Holdback Stock Consideration shall become subject to the vesting and other restrictions set forth in its Holdback Agreement and such Holdback Seller shall agree to certain restrictive covenants and (y) an equityholder of the Seller is entering into a Restrictive Covenant Agreement, dated as of the date hereof (the “Restrictive Covenant Agreement”), in substantially the form attached hereto as Exhibit A-3, pursuant to which such equityholder shall agree to certain restrictive covenants;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the Purchaser’s willingness to enter into this Agreement, TJC L.P. is entering into a support and restrictive covenant agreement (the “Support Agreement”), in substantially the form set forth on Exhibit B to this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the Purchaser’s willingness to enter into this Agreement, certain employees of the Company Group have agreed to terminate their respective employment agreements with the Company or its applicable Subsidiary as of the Closing, in each case, pursuant to a termination agreement, such that, following the Closing, each such individual will become an at-will employee of the Company (or the Purchaser) or its applicable Subsidiary; and

WHEREAS, prior to the Closing, the Seller and the Purchaser shall enter into a Registration Rights Agreement providing for certain registration rights of the Seller with respect to the Earnout Stock Consideration issued by the Purchaser in accordance herewith.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Defined Terms.

(a) For all purposes of this Agreement, the following terms shall have the following respective meanings:

“2027 Catch-Up Amount” shall mean:

(x) the product of (i) the Earnout Multiple for FY 2027 and (ii) the lower of (a) the dollar amount by which the Gross Profit for FY 2027 was less than the Gross Profit Cap for FY 2027 (i.e., the Gross Profit Cap for FY 2027 minus the Gross Profit for FY 2027) and (b) the dollar amount by which the Gross Profit for FY 2028 was higher than the Gross Profit Cap for FY 2028 (i.e., the Gross Profit for FY 2028 minus the Gross Profit Cap for FY 2028), but only if all of the following conditions are satisfied:

(1) the Gross Profit for FY 2028 exceeds the Gross Profit Cap for FY 2028;

(2) the Gross Profit Margin Percentage for FY 2028 equals or exceeds the Gross Profit Margin Percentage Threshold for Catch-Up; and

(3) the Earnout Amount paid for the FY 2027 was less than the Earnout Cap for FY 2027; or

(y) $0.00, otherwise; provided that the 2027 Catch-Up Amount shall not exceed the Earnout Cap for FY 2027 less the Earnout Amount paid for the FY 2027.

“Acquisition Expenses” shall mean, in each case to the extent not paid by the Company Group prior to the Closing, and without duplication, (i) any costs, brokerage fees, commissions, finders’ fees or other expenses incurred or payable by any member of the Company Group, whether on its own behalf or on behalf of the Seller or any Seller Related Person, or for which any member of the Company Group has any responsibility, in connection with (A) the negotiation, execution or delivery of this Agreement or the other Transaction Documents or (B) the consummation of the Transactions (including all legal, accounting, advisory, consulting and investment banking fees and expenses); (ii) any bonus, sale, severance, retention, transaction, discretionary or similar payments, change-of-control payment or other compensation incurred or payable by the Company Group that are payable, accelerated, vested or accrued in connection with the Transactions, but excluding any payments that become due pursuant to arrangements established by the Purchaser following the Closing; (iii) in the case of the foregoing clause (ii), the employer portion of any Tax obligations corresponding to the payment; (iv) any costs or payments incurred, paid or agreed to be paid by any member of the Company Group to obtain any consents or approvals under Contracts or Permits required in connection with the Transactions; (v) fifty percent (50%) of the fees of the Escrow Agent; (vi) 50% of the filing fees under Antitrust Laws or Foreign Direct Investment Laws required for the consummation of the Transactions (other than the filing fees with respect to the HSR Filing, which is the responsibility of the Purchaser); (vii) any fees, costs or expenses related to or incurred in connection with the directors’ and officers’ liability insurance tail policy contemplated by Section 7.13(b); and (viii) the total amount payable by the members of the Company Group or the Purchaser under the TJC Consulting Agreements to terminate such agreements without any ongoing liability by any member of the Company Group or the Purchaser and its other Affiliates following such payment and the Closing (the “TJC Payoff Amount”). Anything to the contrary herein notwithstanding, “Acquisition Expenses” shall not include (a) fees, costs and expenses caused to be incurred by the Company Group at the express written request of Purchaser and/or any of its Affiliates, which fees, costs and expenses are specifically stated to be the responsibility of the Purchaser, (b) any fees, costs or expenses incurred by Purchaser and/or any of its Affiliates (other than any member of the Company Group), or any of Purchaser’s financing sources and (c) the cost of purchasing the R&W Insurance Policy and, if obtained at the written request of the Purchaser, the “tail” insurance policy described in Section 7.14.

“Acquisition Proposal” shall mean any proposal, inquiry or offer from any Person (other than the Purchaser) relating to, or that would reasonably be expected to lead to, any (i) acquisition or purchase of, or investments in, any member of the Company Group, any of the equity, debt or any material portion of the assets of the Company Group, taken as a whole, whether by way of merger, consolidation or other business combination with any other Person, purchase or exchange of equity interests, purchase of assets or otherwise, (ii) transfer, sale or other disposition of assets of the Company Group (not in the ordinary course of business consistent with past practice), (iii) issuance of equity or debt interests of the Company Group (unless expressly permitted under this Agreement), or (iv) recapitalization or restructuring involving the Company Group, in each case of the foregoing clauses (i) – (iv), whether directly or indirectly and whether in a single transaction or a series of transactions.

“Action” shall mean any action, litigation, claim, demand, dispute, complaint, suit, proceeding, arbitration, mediation or hearing by or before any court or other Governmental Authority.

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting Securities, by Contract or otherwise.

“Affiliate Agreement” shall mean any Contract by which (i) any member of the Company Group, on the one hand, and the Seller, any Seller Related Person, or any of their respective officers, employees or directors, on the other hand, are parties or (ii) any member of the Company Group has guaranteed, assumed or is otherwise liable for any obligations or liabilities of the Seller or any Seller Related Person or any of their respective officers, employees or directors.

“Antitrust Law” shall mean any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition, including the HSR Act.

“Base Gross Profit” shall have the meaning set forth in Section 1.1 of the Purchaser Disclosure Letter.

“Base Purchase Price” shall mean $4,400,000,000 (four billion four hundred million dollars).

“Benefit Plan” shall mean any pension, profit-sharing, savings, retirement, employment, collective bargaining, consulting, severance, termination, executive compensation, incentive compensation, deferred compensation, bonus, share purchase, share option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, vision, life insurance, Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance, fringe benefit, or other compensatory or employee benefit plan, program, policy or agreement, and any other insurance coverage (including any self-funded arrangements), including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, under which any current or former director, officer or employee of, or consultant or independent contractor to, the Seller or an ERISA Affiliate has any present or future right or contingent right to benefits, that is maintained, sponsored, contributed to or required to be contributed to by the Seller or any ERISA Affiliate or to which any such entity is party or with respect to which any such entity has any actual or potential liability.

“Business” shall mean the business conducted by the Company Group as of the date of this Agreement (including the sale of the Specified Products) and as such business shall be subsequently conducted by the Purchaser and its Subsidiaries following the Closing (including the sale of the Specified Products as part of a Combined System or as a Meshed Product).

“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in Chicago, Illinois are authorized or obligated by law or executive order to close.

“Business Employee Equityholders” means the employees of the Business as of the Closing Date who are equityholders of Seller.

“Capital Stock” shall mean: (i) any shares, interests, participations or other equivalents (however designated) of capital stock or share capital of a corporation; (ii) any ownership interests in a Person other than a corporation, including membership interests, limited liability company interests, partnership interests or other beneficial interests; (iii) any phantom stock, phantom stock rights, stock appreciation rights or stock-based performance units; and (iv) any warrants, options, convertible or exchangeable Securities, subscriptions, rights (including any pre-emptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act of 2020.

“Cash Amount” shall mean the aggregate amount, without duplication, of all (x) cash and (y) cash equivalents, including marketable securities and certificates of deposit, determined as of immediately prior to the Closing (in each case, with respect to this clause (y), that qualify as “cash equivalents” under GAAP); provided that Cash Amount shall (i) exclude restricted balances (such as security deposits, lease deposits, bond guarantees, customer performance bonds, collateral reserve accounts and amounts held in escrow) and (ii) exclude amounts that are not freely usable, distributable or transferable or that are subject to Taxes or other expenses (including any amounts subject to restrictions, limitations or Taxes on use, distribution or repatriation by Law or Contract or any other form of restriction, provided that cash and cash equivalents located in the United Kingdom shall not be excluded from the Cash Amount by virtue of any Taxes on repatriation to the United States, so long as they are freely usable, distributable or transferable in the United Kingdom), (iii) be net of outstanding outbound checks, drafts, draws, ACH debits and wire transfers that have not yet cleared (to the extent a corresponding amount has been cleared from current assets in Working Capital), and (iv) include inbound checks, draws, ACH credits and wire transfers that have been initiated by a third party payor but not yet cleared (but subject to such amounts becoming thereafter actually cleared and deposited). For the avoidance of doubt, a customer deposit shall not be excluded from the Cash Amount solely because it is characterized as a customer deposit.

“Closing Cash Consideration” shall mean an amount in cash equal to (i) the Base Purchase Price minus (ii) the Indemnity Escrow Amount minus (iii) the Adjustment Escrow Amount minus (iv) the Estimated Acquisition Expenses plus (v) the lower of (I) $10,000,000 (ten million dollars) or (II) the Estimated Cash Amount plus (vi) the Estimated Working Capital Adjustment Amount minus (vii) the Estimated Indebtedness Amount minus (viii) the Holdback Amount.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Combined System” shall mean products and services described in clauses (w), (x), (y) or (z) of the definition of “Specified Products” that are resold by the Purchaser or its Affiliates in substantially intact form with other products and services of the Purchaser or its Affiliates or third parties as part of a set of products and/or services sold together to provide a particular solution or address a particular need (but that are not embedded or combined with such other products or services to create a new or different single product or service). By way of example, assume that radio X is a Specified Products described in clause (x) of the definition of Specified Product. If radio X is sold as an intact product by the Purchaser to customers as part of a portable video surveillance system where radio X is used to connect Purchaser’s video cameras, that system will be a Combined System.

“Company Data” shall mean all data created, generated, maintained, collected, Processed, utilized, or licensed by or on behalf of, or transmitted to, any member of the Company Group, including Personal Information.

“Company Group” shall mean, collectively, the Company and each of its Subsidiaries.

“Company Group IP Agreements” shall mean, collectively, the Inbound Licenses, the Outbound Licenses, the Intellectual Property Settlement Agreements and the Intellectual Property Acquisition Agreements.

“Company Material Adverse Effect” shall mean any event, change, circumstance, condition, occurrence, effect or state of facts that, individually or in the aggregate, (1) has had or would reasonably be expected to have a material adverse effect on the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Company Group, taken as a whole; provided, however, that none of the following shall be deemed, either individually or in the aggregate, to constitute a Company Material Adverse Effect: (i) any general condition or event affecting the industries or markets in the United States or elsewhere; (ii) any general economic, securities market, capital market, financial, political or regulatory conditions, in the United States or elsewhere; (iii) any occurrence, outbreak, escalation or worsening of war, sabotage, armed hostilities, acts of terrorism, terrorism, military actions or any national or international calamity, crisis, emergency, political or social conditions; (iv) any change or proposed change in applicable accounting requirements or principles, GAAP, other generally acceptable accounting principles, applicable regulatory conditions, or applicable Laws (or in any authoritative interpretation thereof) after the date of this Agreement; (v) any failure to meet financial projections, forecasts or revenue or earning predictions for any period (but not excluding any of the reasons for or factors contributing to any such failure); (vi) the occurrence or worsening of any global health conditions, including any epidemic, pandemic or disease outbreak (including COVID-19 or any variant thereof); (vii) any COVID-19 Measures; (viii) any hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters; (ix) the execution, announcement or pendency of this Agreement or the Transactions and any communication by the Purchaser or its Affiliates of its plans or intentions with respect to the businesses of the Company Group following the Closing (provided that this clause (ix) shall not apply to any representation or warranty (and the associated condition to Closing) in Section 3.3, Section 4.4, Section 4.13(f) or the last sentence of Section 4.30(g)); (x) actions of the Company Group which the Purchaser has expressly requested in writing after the date hereof pursuant to this Agreement; or (xi) any decline, in and of itself, in the stock price of the Purchaser Shares (but not excluding any of the reasons for or factors contributing to any such decline); provided, further, that any event, change, circumstance, condition, occurrence, effect or state of facts set forth in clauses (i), (ii), (iii), (iv), (vi), (vii) and (viii) above may be taken into account in determining whether there is or has been a Company Material Adverse Effect to the extent (but only to the extent) that such event, change, circumstance, condition, occurrence, effect or state of facts has had or would reasonably be expected to have, individually or in the aggregate, a disproportionately adverse effect on the Company Group, taken as a whole, compared to other similarly situated companies in the industries or geographies in which any member of the Company Group operates, or (2) would reasonably be expected to prevent or materially delay the ability of the Seller or the Company to perform their obligations hereunder or to consummate the Transactions by the Outside Date (as it may be extended pursuant to Section 11.1(e)).

“Company Payoff Indebtedness” means all Indebtedness of the Company Group of the types set forth in (x) clauses (i) and (ii) of the definition of Indebtedness and (y) clauses (xii) through (xiv) of the definition of Indebtedness to the extent related to clauses (i) and (ii) of the definition of Indebtedness.

“Company Systems” shall mean all Software, computer hardware (whether general or special purpose) and systems, including electronic data processing, information, record keeping, communications and telecommunications networks, interfaces, platforms, equipment, servers, peripherals and systems, including any outsourced systems and processes, that are owned or used by or for any member of the Company Group.

“Confidentiality Agreement” shall mean that certain Non-Disclosure Agreement by and between the Seller and the Purchaser, dated as of February 22, 2024.

“Contract” shall mean any and all written and unwritten agreements, contracts, deeds, arrangements, purchase orders, mortgages, leases, licenses, commitments, undertakings or arrangements, written or oral, or any other document or instrument, and all amendments thereto, to which or by which a Person is a party or otherwise subject or bound or to which or by which any asset, property or right of such Person is subject or bound.

“Controlled Unclassified Information” shall mean information, as defined in connection with the requirements of Executive Order 13556 and 32 C.F.R. Part 2002, that requires safeguarding or dissemination controls consistent with applicable Laws and government-wide policies.

“COVID-19” shall mean the emergence or spread of SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” furlough, workforce reduction, social distancing, shutdown, closure or sequester Laws, directives or restrictions promulgated by a Governmental Authority, including any legislation, executive order, or changes in Tax Law enacted in response to COVID-19.

“Credit Agreement” shall mean that Credit Agreement, dated as of November 12, 2020, among Silvus Technologies, Inc., as borrower, the Company, the Lenders named therein and MUFG Bank, Ltd., as administrative agent and collateral agent, as amended (including Amendment No. 1, dated as of December 30, 2022 and Amendment No. 2, dated as of April 18, 2023), restated, supplemented or otherwise modified from time to time.

“Daily VWAP” shall mean, for each Trading Day during the relevant observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “MSI <EQUITY> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one Purchaser Share on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Purchaser). The Daily VWAP shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

“DFARS” means the Defense Federal Acquisition Regulation Supplement.

“Disclosure Limitations” means reasonable restrictions on access to information, premises or personnel such that access is only permitted during normal business hours upon reasonable advance notice and such that access is not required to be provided to the extent (a) the disclosing party reasonably believes such access would reasonably be expected to violate applicable Law, including Antitrust Laws and data protection Laws, or the terms of any applicable third-party confidentiality agreement or cause forfeiture of attorney-client privilege or any attorney work-product privilege, or (b) such information is competitively sensitive (which, in the case of the Company Group or the Seller, includes information relating to the sale process for the Company Group), provided, that in the case of each of the foregoing clauses (a) and (b), the disclosing party shall use commercially reasonable efforts to provide such access in a manner that would not reasonably be expected to cause such violations or forfeiture or disclosure of competitively sensitive information.

“Earnout Amount” shall mean, with respect to an Earnout Year:

(x) the product of (i) the dollar amount by which the Gross Profit for such Earnout Year exceeds the Base Gross Profit for such Earnout Year (i.e., Gross Profit for such Earnout Year minus the Base Gross Profit for such Earnout Year) and (ii) the Earnout Multiple for such Earnout Year, but only if all of the following conditions are satisfied:

(1) the Gross Profit for such Earnout Year exceeds the Base Gross Profit for such Earnout Year; and

(2) the Gross Profit Margin Percentage for such Earnout Year equals or exceeds the Gross Profit Margin Percentage Threshold for such Earnout Year; or

(y) $0.00, otherwise;

provided that, notwithstanding the foregoing, in no event shall the applicable Earnout Amount in an Earnout Year exceed the applicable Earnout Cap for such Earnout Year (i.e., if an Earnout Amount exceeds the applicable Earnout Cap in the corresponding Earnout Year, the Earnout Amount for such Earnout Year shall be equal to the Earnout Cap in such Earnout Year); and provided further, that the Earnout Amount payable in respect of FY 2028 shall be increased by the 2027 Catch-Up Amount, if any. For the avoidance of doubt, the 2027 Catch-Up Amount (if any) shall only be subject to the Earnout Cap for FY 2027 and not limited by the Earnout Cap for 2028 even though the 2027 Catch-Up Amount (if any) would be paid following FY 2028 together with the Earnout Amount payable in respect of FY 2028.

“Earnout Cap” shall mean for (i) FY 2027, $150 million and (ii) FY 2028, $450 million.

“Earnout Multiple” shall have the meaning set forth in Section 1.1 of the Purchaser Disclosure Letter.

“Earnout Purchaser Share Price” shall mean, with respect to an Earnout Year, the arithmetic average of the Daily VWAP for the Purchaser Shares over the last twenty (20) consecutive Trading Days prior to the end of such Earnout Year.

“Earnout Stock Consideration” shall mean with respect to an Earnout Year, a number of Purchaser Shares, rounded up to the nearest whole number, equal to (i) the Earnout Amount for such Earnout Year divided by (ii) the Earnout Purchaser Share Price for such Earnout Year.

“Earnout Years” shall mean each of FY 2027 and FY 2028, as applicable.

“Enforceability Exceptions” shall mean: (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to or affecting the enforcement of creditors’ rights generally; and (ii) any legal principles of general applicability governing the availability of equitable remedies (whether considered in a proceeding in equity or at law or under applicable legal codes).

“Environmental Laws” shall mean any applicable Laws relating to pollution or protection of the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), natural resources, endangered or threatened species, human health or safety, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 121 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Oil Pollution Act of 1990, Restriction of Hazardous Substances Directive 2011/65/EU and its amending directives, Regulation EC No 1907/2006 concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals and analogous applicable foreign, provincial, state and local Laws.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that is, along with the Seller or any member of the Company Group, treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Escrowed Cash” shall mean (i) the Escrow Amounts, plus (ii) any interest, gains and other distributions on the Escrow Amounts, minus (iii) any amounts released or paid to the Purchaser or the Seller pursuant to the Escrow Agreement.

“Excluded Taxes” shall mean any and all (i) Taxes imposed on or with respect to any member of the Company Group for any Pre-Closing Tax Period (determined in the case of any Straddle Period in accordance with Section 10.1(d)), (ii) liabilities for Taxes of any Person (other than a member of the Company Group) for any taxable period arising as a result of any member of the Company Group (or any predecessor thereof) having been a member of any affiliated, consolidated, combined, unitary or other group for Tax purposes prior to the Closing (including any such Taxes for which a member of the Company Group (or any predecessor thereof) is liable pursuant to Treasury Regulations Section 1.1502-6 or any corresponding provision of applicable state, local or non-U.S. Tax Law), by reason of transferee or successor liability, by operation of

Law or otherwise as a result of a contract (other than any commercial agreements or arrangements entered into in the ordinary course of business that are not primarily related to Taxes), transaction or event that was entered into or occurred prior to the Closing, (iii) Taxes imposed with respect to any amount required to be included by the Purchaser, any of its Affiliates or any member of the Company Group under Section 951(a) or 951A of the Code (and any deemed dividend pursuant to Sections 78 and 960(a)(1) of the Code attributable to such amount) with respect to a Pre-Closing Tax Period of any member of the Company Group (in the case of any Straddle Period, determined in accordance with Section 10.1(d)), (iv) any Taxes imposed on any member of the Company Group pursuant to Section 965 of the Code (including any liabilities for payments in respect of such Taxes to be made in any taxable period as a result of the application of Section 965(h) of the Code), (v) Conveyance Taxes for which the Seller is liable under Section 10.5, and (vi) any Taxes of the Seller, any Affiliate of the Seller or any direct or indirect owner of the Seller for any taxable period; provided, however, that no such Tax will constitute an Excluded Tax to the extent such Tax (w) constitutes a VDA Tax (without regard to the cap specified therein), (x) results from (A) any action outside of the ordinary course of business taken by the Purchaser, its Affiliates or the Company Group on the Closing Date after the Closing, or (B) any breach by the Purchaser, its Affiliates or the Company Group of Section 10.1(c), (y) is a Conveyance Tax for which the Purchaser is liable under Section 10.5, or (z) was accounted for in determining Working Capital, Indebtedness, Acquisition Expenses or otherwise taken into account in determining the Final Closing Cash Consideration.

“Export Control Laws” shall mean applicable domestic and foreign Laws relating to the export or re-export of commodities, technologies, or services, including the U.S. Export Administration Regulations (15 C.F.R. Parts 730-774), International Traffic In Arms Regulations (22 C.F.R. Parts 120-130), the UK’s Export Control Act 2002, the Export Control Order 2008, and retained Council Regulation (EC) No 428/2009), and any other and equivalent applicable U.S. and foreign Laws.

“FAR” means the Federal Acquisition Regulation.

“FCPA” shall mean the Foreign Corrupt Practices Act of 1977, as amended.

“Final Closing Cash Consideration” shall mean an amount in cash equal to (i) the Base Purchase Price minus (ii) the Indemnity Escrow Amount minus (iii) the Adjustment Escrow Amount minus (iv) the Acquisition Expenses (as finally determined pursuant to Section 2.8) plus (v) the Cash Amount (as finally determined pursuant to Section 2.8) plus (vi) the Working Capital Adjustment Amount (as finally determined pursuant to Section 2.8) minus (vii) the Indebtedness Amount (as finally determined pursuant to Section 2.8) minus (viii) the Holdback Amount.

“Financing” means any third party debt financing for the purpose of financing up to all of the aggregate amounts required to be paid in connection with the consummation of the transactions contemplated hereby and the related fees and expenses of the Purchaser.

“Financing Entities” has the meaning set forth in the definition of “Financing Sources”.

“Financing Sources” means the entities that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Financing in connection with the transactions contemplated by this Agreement, including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto (collectively, the “Financing Entities”) and their respective Affiliates, officers, directors, employees and Representatives involved in the Financing and their respective successors and assigns.

“Foreign Direct Investment Laws” shall mean any Law of any jurisdiction or any country designed to prohibit, restrict, regulate or screen foreign direct investments into such jurisdiction or country, including the UK National Security and Investment Act 2021.

“Fraud” means common law fraud under the laws of the State of Delaware in the making of any representation or warranty contained in Article III, Article IV or Article V of this Agreement or in any certificate executed and delivered pursuant to this Agreement. For the avoidance of doubt, “Fraud” does not include equitable fraud, constructive fraud or fraud based on negligence or recklessness.

“Fundamental Representations” shall mean the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3(a)(i), Section 3.4(a), Section 3.4(b), Section 3.4(c), Section 3.7, Section 4.1, Section 4.2, Section 4.3, Section 4.4(a)(i), Section 4.5(a), Section 4.5(b), the first sentence of Section 4.5(d), the last sentence of Section 4.5(e) and Section 4.29.

“FY 2027” shall mean the fiscal year of the Business ended July 3, 2027.

“FY 2028” shall mean the fiscal year of the Business ended July 1, 2028.

“GAAP” shall mean generally accepted accounting principles in the United States, in effect from time to time.

“Government Bid” shall mean any quotation, offer, bid or proposal made by a member of the Company Group that, if accepted, would reasonably be expected to result in or lead to a Government Contract.

“Government Contract” shall mean any Contract, prime contract, subcontract, grant, cooperative agreement, subaward, basic ordering agreement, blanket purchase agreement or other transaction agreement, purchase order, task order, delivery order or agreement, understanding or arrangement of any kind, including all amendments, modifications, and options thereunder, awarded (i) to any member of the Company Group by any Governmental Authority or by a prime contractor or higher-tier subcontractor to a Governmental Authority, or (ii) by any member of the Company Group to a subcontractor at any tier in connection with an agreement described in foregoing clause (i).

“Governmental Authority” shall mean: (i) any federal, state, provincial, local, foreign or international government, governmental authority, regulatory authority or administrative agency; (ii) any governmental commission, department, board, bureau, agency or instrumentality; (iii) any court, tribunal, arbitrator, mediator, arbitral body (public or private) or self-regulatory organization; or (iv) any political subdivision of any of the foregoing.

“Gross Profit”, with respect to an Earnout Year shall mean the Gross Profit (as defined in Exhibit F) of the Business for such Earnout Year, calculated in accordance with the policies, principles and procedures set forth on Exhibit F.

“Gross Profit Cap” shall have the meaning set forth in Section 1.1 of the Purchaser Disclosure Letter.

“Gross Profit Margin Percentage” shall mean, with respect to an Earnout Year, the Gross Profit Margin Percentage (as defined in Exhibit F) of the Business for such Earnout Year, calculated in accordance with the policies, principles and procedures set forth on Exhibit F.

“Gross Profit Margin Percentage Threshold” shall have the meaning set forth in Section 1.1 of the Purchaser Disclosure Letter.

“Gross Profit Margin Percentage Threshold for Catch-Up” have the meaning set forth in Section 1.1 of the Purchaser Disclosure Letter.

“Hanlym” shall mean Hanlym Puri-Tech and its Affiliates.

“Harmful Code” shall mean any surreptitious computer code or other mechanism of any kind designed to disrupt, disable or harm in any manner the operation of any Software or hardware or other business processes or to misuse, gain unauthorized access to or misappropriate any business information, Trade Secrets, Company Data, or Personal Information, including viruses, malware, ransomware, Trojan horses, worms, bombs, backdoors, clocks, timers, or other disabling device code, or designs or routines that cause Software or information to be erased, inoperable, or otherwise incapable of being used, either automatically or with passage of time or upon command, in each case excluding license keys or similar license authentication or management software or devices.

“Hazardous Substance” shall mean any substance, waste, liquid or gaseous or solid matter which is hazardous, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination, in each case regulated by any Environmental Laws.

“Holdback Amount” shall mean the product of (x) the Holdback Stock Consideration and (y) the Purchaser Share Price.

“Holdback Seller Stock Consideration” shall mean, with respect to a Holdback Seller, the number of Purchaser Shares, rounded up to the nearest whole number, equal to (i) the dollar amount set forth next to the name of such Holdback Seller on Exhibit A-1 divided by (ii) the Purchaser Share Price.

“Holdback Stock Consideration” shall mean the number of Purchaser Shares equal to the sum of the Holdback Seller Stock Consideration for all Holdback Sellers.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Filing” shall mean the filing of a Notification and Report Form under the HSR Act with respect to the Transactions.

“Import Laws” shall mean all applicable Laws relating to United States customs and regulations, including 19 U.S.C., 19 C.F.R. Chapter I, and the customs or import laws and regulations of other jurisdictions into which the Company Group may import goods or services.

“Indebtedness” shall mean, with respect to the Company Group, without duplication, the sum of all obligations and liabilities (including the current portions thereof) of any member of the Company Group with respect or relating to (i) indebtedness for borrowed money or funded indebtedness or obligations issued in substitution or exchange for borrowed money or funded indebtedness, (ii) all obligations evidenced by any note, bond, debenture or other similar instruments, (iii) all obligations under letters of credit, performance bonds, surety bonds, bankers acceptances or similar facilities, in each case, solely to the extent drawn upon, (iv) all leases that are required to be capitalized under GAAP, including all leases that have been or should have been recorded as capital or finance leases in the Company Group Financial Statements, (v) the notional amount of any obligations with respect to interest rate hedging agreements, swap agreements, forward rate agreements, interest rate cap or collar agreements or other derivative agreements or arrangements, (vi) the Pre-Closing Income Tax Amount, (vii) any amounts payable to the Seller or its Affiliates (including declared but unpaid dividends or distributions or amounts owed to the Seller or its Affiliates), excluding the TJC Payoff Amount and compensation payable to employees in the ordinary course of business consistent with past practice, (viii) any deferred purchase price related to property, business, securities, services, asset purchases and/or acquisitions (including the maximum amount for any earn-out, seller notes or contingent payment obligations), (ix) any liabilities in respect of (A) unpaid severance or other termination-related payments or benefits, (B) unfunded or underfunded defined benefit pension plans or similar arrangements, retirement or termination indemnities, end-of-service benefits, statutory retirement gratuity or allowance plans or similar plans or arrangements, deferred compensation plans, or retiree health or welfare benefits, (C) accrued but unpaid bonuses or other incentive compensation, (D) unpaid employer contributions to qualified deferred compensation plans (whether such payments are discretionary or mandatory) and (E) the employer portion of any payroll, employment or similar Taxes associated with any of the payments contemplated by the foregoing clauses (A) through (D), (x) all bank overdrafts, (xi) obligations to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference, (xii) any obligations of the type referred to in the foregoing clauses (i) through (xi) or secured by a Lien (other than Permitted Liens) on property or assets owned by the Company Group, (xiii) all guarantee, endorsement, assumption, contingent or keep well obligations in respect of obligations of the kind referred to in the foregoing clauses (i) through (xii) above, and (xiv) in each case of the foregoing clauses (i) through (xiii), principal and accrued or unpaid interest on any of the foregoing and any breakage costs, penalties, additional interest, premiums, fees and other costs and expenses associated with prepayment or redemption of any of the foregoing to the extent such costs, penalties, additional interest, premiums, fees or other costs and expenses would actually be payable in connection with the termination or repayment of the related obligations at the time at which such Indebtedness is measured. Notwithstanding the foregoing, Indebtedness does not include (x) any intercompany obligations solely between or among members of the Company Group, (y) any operating lease that is not required in accordance with GAAP to be recorded as a finance or capital lease on a balance sheet of the Company Group and (z) for purposes of avoiding double counting, any amounts that are included in Acquisition Expenses. An illustrative calculation of Indebtedness as of March 31, 2025 is set forth in Section 1.1(a)(4) of the Company Disclosure Letter.

“Indebtedness Amount” shall mean the sum, without duplication, of (i) all of the Indebtedness (including, for the avoidance of any doubt, the Company Payoff Indebtedness) of the Company Group that is outstanding immediately prior to the Closing and (ii) thirty percent (30%) of the net deferred revenue and customer deposits balance outstanding immediately prior to Closing, determined in accordance with Exhibit C. For the avoidance of doubt, the net deferred revenue and customer deposit balance shall be calculated as the difference between (x) any and all deferred revenue and customer deposits outstanding immediately prior to the Closing less (y) the sum (without duplication) of (i) any vendor deposits or prepayments made by the members of the Company Group solely to the extent paid, and (ii) any accounts receivable related to such deferred revenue or customer deposit, in each case of this clause (y), that are outstanding immediately prior to the Closing.

“Intellectual Property” shall mean any and all of the following anywhere in the world and all legal rights, title, or interest in or deriving from the following arising under Law, whether or not filed, perfected, registered, or recorded and whether now or later existing, filed, issued or acquired, including all renewals:

(a) all issued patents, applications for patents, inventions, invention disclosures, discoveries, and improvements (whether or not patentable), and counterparts claiming priority therefrom, together with all reissues, reexaminations, substitutions, divisionals, renewals, extensions, provisionals, non-provisionals, continuations and continuations in part (collectively, the “Patents”);

(b) all copyrights, mask works, works of authorship, moral and economic rights of authors and inventors and waivers thereof and other copyrightable subject matter (including advertising and promotional materials, software, compilations of data, databases, standards and website content), whether or not published, including all translations, derivative works, adaptations, compilations, and combinations of the foregoing, and related registrations, applications and any renewals and extensions (collectively, the “Copyrights”);

(c) all industrial designs, industrial models, utility models, certificates of invention and other indices of invention ownership and any related registrations and applications and renewals and extensions;

(d) all trade dress and trade names (including social media corporate identifiers), logos, trademarks and service marks, certification marks, corporate names, slogans, Internet domain names, and related registrations and applications, and any renewals or extensions, all other indicia of commercial source or origin, and all goodwill associated with any of the foregoing (collectively, the “Trademarks”);

(e) all uniform resource locators, domain names and social media accounts and related registrations and applications and any renewals or extensions (collectively, the “Internet Addresses”);

(f) know-how, trade secrets, inventions, designs, manufacturing schematics, improvements, and other confidential or proprietary information, including inventions and invention disclosures (whether or not patentable), source code, algorithms, methods, processes, specifications, technical data, research and development information, business plans, product plans, product roadmaps, prototypes and customer, distributor, reseller and supplier lists, and any information that derives economic value from not being generally known, and any other information that would constitute a trade secret as defined in the Uniform Trade Secrets Act or the Defend Trade Secrets Act, or under corresponding foreign statutory Law and common law (collectively, the “Trade Secrets”);

(g) all computer software, including all source code, object or executable code, firmware, software algorithms, software tool sets, compilers, software models and methodologies, development tools, data files, data management and collection tools and related specifications and documentation (collectively, the “Software”);

(h) all data, data collections, databases and database rights (including with respect to Company Data) (collectively, the “Data Rights”);

(i) any other proprietary or intellectual property rights, in each case, in any of the foregoing;

(j) all moral rights in any of the foregoing; and

(k) all rights to sue and recover for any past, present and future infringement, misappropriation, violation and damages relating to any of the foregoing.

“Internally Used Software” shall mean off-the-shelf Software licensed to the Company Group under generally commercially available licenses and used in its business, but not incorporated into or otherwise necessary for Software, products or services licensed or sold, or anticipated to be licensed or sold, by the Company Group to third parties.

“IRS” shall mean the Internal Revenue Service.

“IT Assets” shall mean Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the business of the Company Group.

“Knowledge” shall mean, when used in reference to the Seller or the Company, the knowledge (after due inquiry) of the individuals set forth in Section 1.1(a)(1) of the Company Disclosure Letter.

“Law” shall mean any law, constitution, statute, ordinance, code, regulation, directive, requirement, guidance, principle of common law, rule, or Order issued or promulgated by any Governmental Authority.

“Leased Real Property” shall mean any Real Property which is leased, subleased or licensed to any member of the Company Group.

“Lien” shall mean any claim, lien (statutory or other), pledge, option, charge, easement, security interest, right-of-way, encroachment, encumbrance, mortgage, judgment, condition or restriction, lease, sublease assignment, right of first refusal, proxy, voting agreement, covenant, license, or sublicense, whether arising by Contract or by operation of Law.

“Lookback Date” means January 1, 2022.

“Losses” shall mean any damages, losses, liabilities, settlements, judgments, fines, awards, charges, Taxes, costs and expenses, including reasonable and out-of-pocket legal fees, costs and expenses related thereto; provided that in no event shall any Losses include any punitive damages except to the extent paid to a third party.

“Market Disruption Event” shall mean, with respect to the Purchaser Shares, (i) a failure by the Relevant Stock Exchange to open for trading during its regular trading session or (ii) the occurrence or existence for more than one-half hour period in the aggregate on any Scheduled Trading Day for the Purchaser Shares of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Relevant Stock Exchange or otherwise) of the Purchaser Shares or in any options contracts or future contracts relating to the Purchaser Shares, and such suspension or limitation occurs or exists at any time before 1:00 p.m., New York City time, on such day.

“Meshed Products” shall mean products and services that are sold by Purchaser or its Affiliates that embed or incorporate the technology of the Company Group existing as of the date of this Agreement (and including any natural extensions of such technology) or rely on Intellectual Property of the Company Group existing as of the date of this Agreement (and including any natural extensions of such Intellectual Property), including Software, waveforms, sensor boards and assemblies and hardware solutions of the Company Group existing as of the date of this Agreement (and including any natural extensions of such Software, waveforms, sensor boards and assemblies and hardware solutions). By way of example, assume that radio X is a Specified Product described in clause (x) of the definition of Specified Product. If radio X is meshed into video communication devices as an embedded component, the video communication device will be considered a Meshed Product.

“Non-Recourse Party” means, with respect to a party to a Transaction Document, any of such party’s former, current and future equityholders, controlling Persons, Representatives, members, managers, general or limited partners or assignees (or any former, current or future equity holder, controlling Person, Representative, member, manager, general or limited partner or assignee of any of the foregoing), excluding, in each case, any of the parties to such Transaction Document.

“NYSE” shall mean the New York Stock Exchange.

“Order” shall mean any order, decision, judgment, writ, injunction, decree, award, compliance agreement or settlement agreement rendered by any Governmental Authority.

“Organizational Documents” shall mean, with respect to any Person that is not a natural Person, such Person’s charter, certificate or articles of incorporation or formation, bylaws, memorandum and articles of association, operating agreement, limited liability company agreement, partnership agreement, limited partnership agreement, limited liability partnership agreement, or other constituent or organizational documents of such Person.

“Owned Intellectual Property” shall mean the Intellectual Property owned or purported to be owned by any member of the Company Group.

“Owners” shall mean each of the holders of Capital Stock of the Seller as of the date of this Agreement.

“Permit” shall mean any permit, license, exemption, clearance, franchise, approval or authorization issued by any Governmental Authority.

“Permitted Liens” shall mean any Lien (i) for Taxes or other governmental assessments not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising by operation of Law in the ordinary course of business for amounts not yet delinquent; (iii) which is specifically disclosed on the most recent consolidated balance sheet of the Company or the notes thereto included in the Company Group Financial Statements as of the date hereof; (iv) which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements; (v) which is imposed on the underlying fee interest in real property subject to a Real Property Lease; (vi) that arises as a result of a non-exclusive license or other non-exclusive grant of rights (excluding licenses or grants of rights to a Governmental Authority other than “Limited Rights” in “technical data” and/or “Restricted Rights” in “Computer Software” (as each term is defined in FAR 52.227-14 and DFARS 252.227-7013 and -7014), or “SBIR/STTR Technical Data Rights” or “SBIR/STTR Computer Software Data Rights” in “technical data” or “Computer Software” respectively (as each term is defined in Small Business Innovation Research and Small Business Technology Transfer Program Policy Directive effective as of May 3, 2023)) under Intellectual Property (excluding source code) to customers and distributors in the ordinary course of business consistent with past practice, for their use (or in the case of distributors, distribution on behalf of the Company Group) of the Company Group’s products; (vii) that arises from pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, in each case in the ordinary course of business consistent with past practice; or (viii) which is an immaterial defect, imperfection or irregularity in title, charge, easement, covenant and right of way of record or zoning, building and other similar restriction, in each case, that do not adversely affect in any material respect the current use of the applicable property leased, used or held for use by the Company Group.

“Person” shall mean any individual or entity, including a partnership, a limited partnership, a limited liability partnership, a company, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Authority.

“Personal Information” shall mean any (i) data that identifies, relates to, describes, is capable of being associated with, or could be reasonably linked to, alone or in combination with other data, an individual or can be used to contact an individual, or serve advertisements to an individual; (ii) other information that is governed, regulated, or protected by one or more Privacy Laws, including “personal information,” “personally identifiable information,” “sensitive personal information,” “protected health information,” “personal data,” and similar terms as defined by applicable Privacy Laws; and (iii) “cardholder data” and “sensitive authentication data” as defined by the Payment Card Industry Data Security Standard.

“Post-Closing Tax Period” shall mean any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Income Tax Amount” shall mean an amount equal to the sum of any unpaid income Taxes imposed on or required to be withheld by the Company or any of its Subsidiaries for any Pre-Closing Tax Period (determined, in the case of a Straddle Period, in accordance with Section 10.1(d)); provided, that, (i) the amount taken into account for any entity with respect to any jurisdiction shall in no event be less than zero, and (ii) any such income Taxes shall be determined by taking into account Transaction Tax Deductions to reduce (but not below zero) the income Tax liabilities of the Company and its Subsidiaries. For purposes of this definition, references to “income Taxes” shall include (x) any liability for income Taxes as a result of being or having been a member of any affiliated, consolidated, combined or unitary Tax Return group, including pursuant to Treasury Regulations Section 1.1502-6 (or any comparable provision of state, local or non-U.S. Tax Law), and (y) any liability for the payment of any income Taxes as a successor or transferee or as a result of any contractual obligation to pay such amounts.

“Pre-Closing Tax Period” shall mean any taxable period (or portion thereof) ending on or before the Closing Date.

“Pre-Closing Tax Return” shall mean any Tax Return that is required to be filed by or on behalf of any member of the Company Group for any taxable period ending on or before the Closing Date.

“Privacy and Security Requirements” means, to the extent applicable, (a) all Privacy Laws, (b) all Privacy Contracts, and (c) all Privacy Policies.

“Privacy Contracts” shall mean any Contract between or among any member of the Company Group on the one hand, and any Person(s) on the other hand, that is applicable to the Processing of any Personal Information or Company Data.

“Privacy Laws” shall mean all Laws and industry self-regulatory programs concerning the collection, use, analysis, retention, storage, processing, protection, security, transfer, disclosure and/or disposal of Personal Information and the privacy of the data subjects to whom the Personal Information pertains. For the avoidance of doubt, Privacy Laws include: the Health Insurance Portability and Accountability Act of 1996; the Health Information Technology for Economic and Clinical Health Act; the Fair Debt Collection Practices Act, U.S. state consumer protection Laws, state security and breach notification Laws, and state social security number protection Laws; the Federal Trade Commission Act; the Telephone Consumer Protection Act and the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003; the Fair Credit Reporting Act, and its state law equivalents; the Gramm-Leach-Bliley Act; the Computer Fraud and Abuse Act; the Electronic Communications Privacy Act; the Stored Communications Act; state wiretap statutes; the California Online Privacy Protection Act and California Consumer Privacy Act; the Massachusetts Data Security Regulation (201 CMR 17.00 et seq.); and PCI DSS and related card brand rules.

“Privacy Policies” shall mean all written policies, plans and procedures, both internal and external, applicable to the Company Group relating to the Processing of Personal Information or Company Data, including all website and mobile application privacy policies and information security procedures.

“Process” or “Processing” shall mean the creation, collection, use (including for the purposes of sending telephone calls, text messages and emails), storage, de-identification, re-

identification, maintenance, processing, recording, distribution, transfer, sale, lease, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Public International Organization” shall have the meaning given to such term in the FCPA.

“Purchaser Material Adverse Effect” shall mean any event, change, circumstance, condition, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to (1) prevent or materially delay the ability of the Purchaser to perform its obligations hereunder or to consummate the Transactions by the Outside Date (as it may be extended pursuant to Section 11.1(e)); or (2) have a material adverse effect on the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Purchaser and its Subsidiaries, taken as a whole, provided, however, that for purposes of this clause (2) none of the following shall be deemed, either individually or in the aggregate, to constitute a Purchaser Material Adverse Effect: (i) any general condition or event affecting the industries or markets in the United States or elsewhere; (ii) any general economic, securities market, capital market, financial, political or regulatory conditions, in the United States or elsewhere; (iii) any occurrence, outbreak, escalation or worsening of war, sabotage, armed hostilities, acts of terrorism, terrorism, military actions or any national or international calamity, crisis, emergency, political or social conditions; (iv) any change or proposed change in applicable accounting requirements or principles, GAAP, other generally acceptable accounting principles, regulatory conditions, or Laws (or in any authoritative interpretation thereof) after the date of this Agreement; (v) any failure to meet financial projections, forecasts or revenue or earning predictions for any period (but not excluding any of the reasons for or factors contributing to any such failure); (vi) the occurrence or worsening of any global health conditions, including any epidemic, pandemic or disease outbreak (including COVID-19 or any variant thereof); (vii) any COVID-19 Measures; (viii) any hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters; (ix) the execution, announcement or pendency of this Agreement or the Transactions and any communication by the Purchaser or its Affiliates of its plans or intentions with respect to the businesses of the Company Group following the Closing (provided that this clause (ix) shall not apply to any representation or warranty (and the associated condition to Closing) set forth in Section 5.3); (x) actions of by the Purchaser which the Company or the Seller has expressly requested in writing after the date hereof pursuant to this Agreement; or (xi) any decline, in and of itself, in the stock price of the Purchaser Shares (but not excluding any of the reasons for or factors contributing to any such decline); provided, further, that any event, change, circumstance, condition, occurrence, effect or state of facts set forth in the foregoing clauses (i), (ii), (iii), (iv), (vi), (vii) and (viii) may be taken into account in determining whether there is or has been a Purchaser Material Adverse Effect to the extent (but only to the extent) that such event, change, circumstance, condition, occurrence, effect or state of facts has had or would reasonably be expected to have, individually or in the aggregate, a disproportionately adverse effect on the Purchaser and its Subsidiaries, taken as a whole, compared to other similarly situated companies in the industries or geographies in which any of the Purchaser and/or its Subsidiaries operate.

“Purchaser Share Price” shall mean the arithmetic average of the Daily VWAP for the Purchaser Shares over the twenty (20) consecutive Trading Days immediately prior to the Closing Date.

“Purchaser Shares” shall mean the shares of common stock, par value $0.01 per share, of the Purchaser.

“R&W Insurance Policy” shall mean the Representations and Warranties Insurance Policy issued to the Purchaser for the Purchaser’s benefit pursuant to the “binders” for the policies dated as of the date hereof in the form attached hereto as Exhibit C.

“Real Property” shall mean any lands, buildings, structures and other improvements, together with all fixtures attached or appurtenant to the foregoing, and all easements, covenants, hereditaments and appurtenances that benefit the foregoing.

“Real Property Leases” shall mean any leases, subleases and licenses (including any amendments, renewals and guarantees relating thereto) relating to Real Property under which any member of the Company Group is a tenant, licensee or subtenant.

“Registered Intellectual Property” shall mean Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by any Governmental Authority or non-governmental registrar (whether provisional, supplemental, or otherwise), anywhere in the world.

“Relevant Stock Exchange” shall mean NYSE or, if the Purchaser Shares are not then listed on NYSE, the principal other U.S. national or regional securities exchange or market on which the Purchaser Shares are then listed.

“Representatives” shall mean, with respect to any Person, such Person’s directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other representatives.

“Sanctioned Country” shall mean any country or region that is, or has been in the last five (5) years, the subject or target of a comprehensive embargo under Sanctions Laws, including, at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic.

“Sanctioned Person” shall mean any Person that is the subject or target of sanctions or restrictions under Sanctions Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions-related restricted party list maintained by a Governmental Authority with jurisdiction over the parties to this Agreement, including OFAC’s Specially Designated Nationals and Blocked Persons List; (ii) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by, a Person or Persons described in the foregoing clause (i); (iii) any Person acting on behalf of or at the direction of any Person described in the foregoing clause (i) or (ii); or (iv) any Person that is organized, resident, or located in a Sanctioned Country.

“Sanctions Laws” shall mean all U.S. and non-U.S. laws, statutes, measures, orders, and regulations relating to economic or trade sanctions, including the making or receiving of international payments and conduct of international transactions, administered or enforced by the United States (including by the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, and the U.S. Department of Commerce), the United Kingdom or any other applicable Governmental Authority with jurisdiction over the Parties or any member of the Company Group.

“Scheduled Trading Day” shall mean a day that is scheduled to be a Trading Day on the Relevant Stock Exchange. If the Purchaser Shares are not listed on any U.S. national or regional securities exchange, Scheduled Trading Day means a Business Day.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities” shall mean, with respect to any Person, all shares and all other debt or equity or equity-linked interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person, including common shares, preferred shares, membership interests or units (common or preferred) in a limited liability company, limited or general partnership interests or units in a partnership or any other equivalent of such ownership interest, beneficial interests in a trust and other options, warrants, similar rights or other securities convertible into or exchangeable or exercisable for any of the foregoing.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Incident” shall mean any attempted or successful unauthorized, unlawful or accidental access, use, disclosure, loss, modification, destruction or other Processing of Company Data or act or omission that compromises or interferes with system operations or the security or integrity of IT Assets.

“Seller Related Person” shall mean (i) any holder of Capital Stock of or Affiliate of the Seller (other than members of the Company Group), or (ii) any other trustee or nominee acting on behalf of any of the foregoing.

“Specified Products” shall mean (w) the products of the Company Group in existence as of the date of this Agreement and listed on Exhibit G and services of the Company Group, as provided in the ordinary course of business by the Company Group prior to the date of this Agreement, (x) next generation versions of or improvements to such existing products and services, (y) the pipeline products and services of the Company Group listed on Exhibit G and next generation versions of or improvements to such products and services, and (z) future products and services of the Business that are created solely from the Software or material Intellectual Property of the Company Group that is, in each case, existing as of the date of this Agreement (and including any natural extensions of such Software or Intellectual Property); provided that Specified Products under clauses (w), (x), (y) or (z) above shall exclude the products and services of the Purchaser or its Affiliates in existence as of the date of this Agreement, next generation versions of or improvements to such products or services, and any future products and services derived from such products or services (“Purchaser Products or Services”).

“Straddle Period” shall mean any taxable period that begins on or before, and ends after, the Closing Date.

“Straddle Period Return” shall mean any Tax Return required to be filed by or on behalf of any member of the Company Group for any Straddle Period.

“Subsidiary” shall mean, with respect to any Person, any corporation, company, partnership, limited liability company, association or other business entity of which (i) if a corporation or company, a majority of the total voting power of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company, association or other business entity gains or losses or shall be or control the managing director or general partner of such partnership, limited liability company, association or other business entity.

“Target Working Capital” shall mean $70,000,000 (seventy million dollars).

“Tax Proceeding” shall mean any claim, investigation, audit, examination, or other Action involving Taxes, including any deficiency asserted or assessment made by the IRS or any other taxing authority.

“Tax Representations” shall mean the representations and warranties of the Company set forth in Section 4.14.

“Tax Return” shall mean any return, report, declaration, claim for refund, election, disclosure, estimate, voucher, information report or return, statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes or Tax matters, including any schedule or attachment thereto and any amendment thereof.

“Taxes” shall mean any and all U.S. federal, state, provincial, local, foreign or other taxes, levies, fees, imposts, duties, and similar governmental charges whether disputed or not (together with any interest, fines, assessments, penalties or additions to tax imposed with respect thereto), including income, franchise, occupation, profits, gross receipts, ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, documentary, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment compensation, utility, severance, production, excise, escheat, stamp, occupation, premium, windfall profits, transfer, and gains taxes, and customs and import duties.

“Third Party Intellectual Property” shall mean the Intellectual Property that any Person has licensed to any member of the Company Group or otherwise authorized any member of the Company Group to use.

“TJC Consulting Agreements” means (a) the Advisory and Consulting Agreement, dated May 31, 2019 (as amended, restated, supplemented or otherwise modified from time to time), by and among TJC L.P., the Seller and certain members of the Company Group party thereto and (b) the Compliance and Reporting Agreement, dated May 31, 2019 (as amended, restated, supplemented or otherwise modified from time to time), by and among TJC L.P., the Seller and certain members of the Company Group party thereto.

“Trading Day” shall mean a day on which (i) there is no Market Disruption Event and (ii) trading in the Purchaser Shares generally occurs on the Relevant Stock Exchange or, if the Purchaser Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Purchaser Shares are then traded; provided that if the Purchaser Shares are not so listed or traded, Trading Day means a Business Day.

“Transaction Accounting Principles” shall mean the principles, conventions and methodologies set forth in Section 1.1(a)(2) of the Company Disclosure Letter.

“Transaction Documents” shall mean this Agreement, the Escrow Agreement, the Holdback Agreements, the Support Agreement, the Restrictive Covenant Agreement, the Registration Rights Agreement and the other ancillary agreements referred to herein or therein, including any schedules and exhibits hereto or thereto, and documents and certificates pursuant to such agreements, including any waivers and amendments to such agreements, documents and certificates.

“Transaction Tax Deductions” means the aggregate amount of any Tax deductions in respect of the categories of transaction expenses listed on Section 1.1(a)(3) of the Company Disclosure Letter, in each case that are deductible by the Company Group in a Pre-Closing Tax Period at a “more likely than not” or higher level of comfort under applicable Law (taking into account Revenue Procedure 2011-29, 2011-18 I.R.B. 746, with respect to any success-based fees).

“Transactions” shall mean the purchase and sale of the Company Shares and the other transactions contemplated by this Agreement and the other Transaction Documents.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.

“Valuation Firm” shall mean Grant Thornton LLP; provided that, if Grant Thornton LLP is unavailable or conflicted and the Seller and the Purchaser are unable to agree on the Valuation Firm within thirty (30) days after delivery of an Objections Statement, then each of the Seller and the Purchaser shall within five (5) days select a nationally recognized independent, valuation, accounting or consulting firm, and require that the two (2) firms mutually select, within five (5) days of their selection, a third (3rd) nationally recognized independent, valuation, accounting or consulting firm to be the Valuation Firm hereunder.

“VDA Tax” shall mean the aggregate amount of income or franchise Tax required to be paid by the Company Group with respect to Pre-Closing Tax Periods as a result of making Tax Return filings or voluntary disclosures (including entering into voluntary disclosure agreements) in the jurisdictions specified in Section 10.1(c) of the Company Disclosure Letter; provided, however, that such amount shall (i) not exceed $1,500,000 (one million five hundred thousand dollars) and (ii) not be reduced by refunds of Tax resulting from the filing of amended California income Tax Returns that are described in the last paragraph of Section 10.1(c) of the Company Disclosure Letter.

“Working Capital” shall mean, as of immediately prior to the Closing, the net working capital of the Company Group calculated by subtracting (a) the sum of the current liabilities of the Company Group, from (b) the sum of the current assets of the Company Group, in each case, without duplication and without giving effect to the Transactions, and determined and calculated in accordance with the Transaction Accounting Principles; provided, however, that in no event shall Working Capital include (i) for purposes of avoiding double counting, any amount included within the definition of Cash Amount, Indebtedness Amount or Acquisition Expenses; (ii) any amounts with respect to (A) income Tax assets or liabilities or (B) deferred Tax assets or liabilities; (iii) any amounts receivable from the Seller or its Affiliates; (iv) assets or liabilities relating to Indebtedness (such as unamortized debt issuance costs); or (v) any intercompany payables and receivables solely between or among members of the Company Group.

“Working Capital Adjustment Amount” shall mean if (i) the Working Capital Difference is a positive number and (x) the Working Capital Difference is equal to or less than $5 million, $0.00, (y) the Working Capital Difference is greater than $5 million, the dollar amount by which Working Capital Difference is greater than $5 million; or (ii) the Working Capital Difference is a negative number and (x) the Working Capital Difference is equal to or greater than negative $5 million (e.g. negative $4 million), $0.00, (y) the Working Capital Difference is less than negative $5 million (e.g. negative $6 million), the negative dollar amount (i.e., expressed as a negative number) by which Working Capital Difference is less than negative $5 million.

“Working Capital Difference” shall mean the amount (whether positive or negative) equal to (x) the Working Capital less (y) Target Working Capital.

(b) Each capitalized term listed below is defined in the corresponding reference in this Agreement:

Term	Section
ACA	Section 4.13(h)
Adjustment Escrow Account	Section 2.4(a)
Adjustment Escrow Amount	Section 2.4(a)
Aggregate Cap	Section 9.4(d)
Agreement	Preamble
Anticorruption Laws	Section 4.24
Balance Sheet Date	Section 4.7(b)
Business Covered Persons	Section 7.8(c)
Cap	Section 9.4(b)(i)
Claim Notice	Section 9.3(a)
Claimed Amount	Section 9.2(a)
Closing	Section 2.2
Closing Date	Section 2.2
Collective Bargaining Agreement	Section 4.12(d)
Company	Preamble
Company Disclosure Letter	Article III
Company Group Financial Statements	Section 4.7(a)
Company Group Insurance Policies	Section 4.21

Term	Section
Company Providers	Section 4.13(h)
Company Shares	Recitals
Confidential Information	Section 7.5(b)
Consideration	Section 2.3
Continuing Employees	Section 7.3(a)
control	Section 1.1(a), definition of Affiliate
controlled by	Section 1.1(a), definition of Affiliate
controlling	Section 1.1(a), definition of Affiliate
Controlling Party	Section 9.2(c)
Conveyance Taxes	Section 10.5
Copyrights	Section 1.1(a), definition of Intellectual Property
D&O Indemnified Persons	Section 7.13(a)
Data Rights	Section 1.1(a), definition of Intellectual Property
Data Room	Section 12.15
Earnout Objections Statement	Section 2.5(c)
Earnout Statement	Section 2.5(a)
Escrow Accounts	Section 2.4(a)
Escrow Agent	Section 2.4(a)
Escrow Agreement	Section 2.4(a)
Escrow Amounts	Section 2.4(a)
Estimated Acquisition Expenses	Section 2.6
Estimated Cash Amount	Section 2.6
Estimated Indebtedness Amount	Section 2.6
Estimated Working Capital Adjustment Amount	Section 2.6
Excess Amount	Section 2.8(d)
Filing Deadline	Section 7.1(c)
Former Government Employees	Section 4.28(k)
Holdback Agreements	Recitals
Holdback Seller	Recitals
Inbound Licenses	Section 4.16(l)
Indemnified Party	Section 9.2(a)
Indemnifying Party	Section 9.2(a)
Indemnity Escrow Account	Section 2.4(a)
Indemnity Escrow Amount	Section 2.4(a)
Intellectual Property Acquisition Agreements	Section 4.16(n)
Intellectual Property Settlement Agreements	Section 4.16(m)
Internet Addresses	Section 1.1(a), definition of Intellectual Property
material and willful breach	Section 11.2
Material Contract	Section 4.17(a)
Material Customers	Section 4.18(a)
Material Suppliers	Section 4.18(a)
NISPOM Rule	Section 4.28(h)
Non-controlling Party	Section 9.2(c)
Objections Statement	Section 2.8(c)
OCI	Section 4.28(j)
Open Source Software Agreement	Section 4.16(o)(ii)
Organizational Conflict of Interest	Section 4.28(j)

Term	Section
Outbound Licenses	Section 4.16(h)
Outside Date	Section 11.1(e)
Parties	Preamble
Party	Preamble
Patents	Section 1.1(a), definition of Intellectual Property
Payoff Letter	Section 6.9
Pre-Closing Period	Section 6.1(a)
Pre-Closing Statement	Section 2.6
Preliminary Statement	Section 2.8(a)
Purchaser	Preamble
Purchaser Disclosure Letter	Article V
Purchaser Group Member	Section 12.17
Purchaser Indemnified Parties	Section 9.1(a)
Purchaser Indemnified Party	Section 9.1(a)
Purchaser Released Claims	Section 7.9(b)
Purchaser Released Parties	Section 7.9(a)
Purchaser Releasors	Section 7.9(b)
Purchaser-Prepared Tax Return	Section 10.1(b)
Quarterly Gross Profit Statement	Section 2.5(h)
Recoveries	Section 9.4(e)
Registration Rights Agreement	Section 7.6
Release Date	Section 2.4(b)
Required Filings	Section 7.1(c)
Response	Section 9.2(b)
Restrictive Covenant Agreement	Recitals
Second Outside Date	Section 11.1(e)
Seller	Preamble
Seller Control Notice	Section 10.2(b)
Seller Group Member	Section 12.17
Seller Indemnified Party	Section 9.1(b)
Seller Released Claims	Section 7.9(a)
Seller Released Parties	Section 7.9(b)
Seller Releasors	Section 7.9(a)
Seller’s Organizational Documents	Section 2.5(k)
Seller-Prepared Tax Return	Section 10.1(a)
Shortfall Amount	Section 2.8(e)
Software	Section 1.1(a), definition of Intellectual Property
Specified Claims	Section 9.4(b)(i)
Standards Body	Section 4.16(o)(i)
Support Agreement	Recitals
Third Party Claim	Section 9.2(a)
Third Party Claim Notice	Section 9.2(a)
Trade Secrets	Section 1.1(a), definition of Trade Secrets
Trademarks	Section 1.1(a), definition of Intellectual Property
under common control with	Section 1.1(a), definition of Affiliate
Unpaid Amount	Section 2.8(e)
WARN Act	Section 4.12(e)

Term	Section
Work Interference	Section 4.12(d)

ARTICLE II

PURCHASE AND SALE OF THE COMPANY SHARES

Section 2.1 Purchase and Sale of the Company Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, in exchange for the Consideration specified in Section 2.3, the Seller shall sell, transfer and deliver to the Purchaser, free and clear of any Liens (other than restrictions on transfer imposed by applicable securities Laws), and the Purchaser shall purchase and acquire from the Seller, free and clear of any Liens (other than restrictions on transfer imposed by applicable securities Laws), all of the Seller’s right, title and interest in and to the Company Shares.

Section 2.2 Closing. The closing of the sale and purchase of the Company Shares (the “Closing”) shall take place (i) at the offices of the Purchaser, 500 W. Monroe Street, Chicago, Illinois, 60661, commencing at 9:00 a.m., Chicago time, on the fifth (5th) Business Day following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions to the Closing set forth in Article VIII (other than those conditions which, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or (ii) at such other time, place and date that the Seller and the Purchaser may agree in writing. The date upon which the Closing occurs is referred to as the “Closing Date.”

Section 2.3 Consideration. In exchange for the sale and delivery of the Company Shares in accordance with Section 2.1, the Seller shall receive the following (collectively, as adjusted and finally determined in accordance with Section 2.8, the “Consideration”): (a) the Closing Cash Consideration, plus (b) any portion of the Escrow Amount (if any) that is ultimately released to the Seller pursuant to and in accordance with the terms of this Agreement and the Escrow Agreement, as applicable, plus (c) any portion of the Earnout Amounts (if any) that are ultimately paid to the Seller pursuant to and in accordance with the terms of this Agreement. The Parties agree to treat, for all purposes, including applicable income Tax and accounting purposes, (i) the Holdback Stock Consideration as having been issued by the Purchaser to the Seller, (ii) the Holdback Stock Consideration as having been distributed by the Seller to the Holdback Sellers, and (iii) each Holdback Seller’s Holdback Seller Stock Consideration becoming subject to vesting, forfeiture and other restrictions in accordance with the terms of its Holdback Agreement. Notwithstanding anything to the contrary in this Agreement, the aggregate amount of Purchaser Shares issued as Holdback Seller Stock Consideration and the Earnout Stock Consideration shall not exceed 19.9% of the issued and outstanding Parent Shares immediately prior to the Closing (it being understood and agreed that any portion of the Holdback Seller Stock Consideration or Earnout Stock Consideration that cannot be paid in Purchaser Shares as a result of the foregoing cap shall be paid in cash).

Section 2.4 Escrow.

(a) Prior to the Closing, the Seller and the Purchaser shall enter into an escrow agreement with a bank or trust company selected by the Purchaser and reasonably acceptable to the Seller (the “Escrow Agent”) in a form reasonably acceptable to the Purchaser and the Seller (the “Escrow Agreement”). At the Closing, (i) the Purchaser shall deposit an amount in cash equal to $10,000,000 (ten million dollars) (the “Indemnity Escrow Amount”) with the Escrow Agent in accordance with Section 2.7 to be held in an escrow account by the Escrow Agent for the purpose of securing indemnification obligations of the Seller set forth in Article IX (the “Indemnity Escrow Account”) and (ii) the Purchaser shall deposit an amount in cash equal to $25,000,000 (twenty five million dollars) (the “Adjustment Escrow Amount” and, together with the Indemnity Escrow Amount, the “Escrow Amounts”) with the Escrow Agent in accordance with Section 2.7 to be held in an escrow account by the Escrow Agent for the purpose of securing payment obligations of the Seller (if any) with respect to post-closing adjustments as set forth in Section 2.8 (the “Adjustment Escrow Account” and, together with the Indemnity Escrow Account, the “Escrow Accounts”). The Escrowed Cash shall be held by the Escrow Agent pursuant to the terms of the Escrow Agreement. The Escrowed Cash shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Party, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement.

(b) Within ten (10) Business Days following the date that is fifteen (15) months after the Closing Date (the “Release Date”), and subject to and in accordance with the terms of the Escrow Agreement, the Purchaser and the Seller shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release to the Seller all remaining funds in the Indemnity Escrow Account that are not subject to a pending Third Party Claim Notice, Claim Notice or Tax Proceeding described in Section 10.2(b) or Section 10.2(c) (with respect to a Straddle Period) and available to be distributed pursuant to the Escrow Agreement. The Escrowed Cash with respect to the Adjustment Escrow Account shall be released as specified in Section 2.8(d), Section 2.8(e) or Section 2.8(g).

Section 2.5 Earnout.

(a) Within forty-five (45) days after the end of an Earnout Year, the Purchaser shall deliver to the Seller a statement (the “Earnout Statement”), together with reasonable supporting detail, showing the Purchaser’s good faith calculation for such Earnout Year of the (i) Gross Profit, (ii) Gross Profit Margin Percentage and (iii) resulting Earnout Amount. The Gross Profit and Gross Profit Margin Percentage shall be calculated in accordance with the policies, principles and procedures set forth on Exhibit F.

(b) Subject to the Disclosure Limitations, the Seller and its Representatives shall be permitted reasonable access to review and obtain copies of the books and records of the Business and any work papers (subject to customary access letters and confidentiality undertakings) related to the preparation of the Earnout Statement. The Seller and its Representatives may make reasonable inquiries of the Purchaser and its accountants regarding questions or disagreements, and the Purchaser shall, and shall use its reasonable best efforts to cause any such accountants to, cooperate with and respond to such inquiries. At the request of the Seller, and subject to the Disclosure Limitations, the Purchaser shall make available its personnel who are knowledgeable about the information contained in, and the preparation of, the Earnout Statement, to the Seller to advise and assist the Seller in its review of the Earnout Statement and any objections or disputes with respect thereto.

(c) Within thirty (30) days after delivery of the Earnout Statement to the Seller, if the Seller has any objections to the Earnout Statement, the Seller shall deliver to the

Purchaser a statement setting forth its objections thereto (an “Earnout Objections Statement”). Any Earnout Objections Statement shall specify in reasonable detail the nature of any disagreement so asserted, the proposed correct amount for each such item and the resulting Earnout Amount. If an Earnout Objections Statement is not delivered to the Purchaser within thirty (30) days after delivery of the Earnout Statement to the Seller, the Earnout Statement shall be final, binding and non-appealable by the Parties. If an Earnout Objections Statement is properly and timely delivered, the portion of the Earnout Statement not subject to dispute pursuant to the Earnout Objections Statement shall be final, binding and non-appealable by the Parties. At any time during such thirty (30) day period, the Seller may deliver a written notice to the Purchaser stating that it agrees with the Earnout Statement and the Earnout Statement shall thereafter become final, binding and non-appealable by the Parties. The Seller and the Purchaser shall negotiate in good faith to resolve any objections in the Earnout Objections Statement, but if and to the extent they do not reach a final resolution within sixty (60) days after the delivery of the Earnout Objections Statement, the Seller and the Purchaser shall submit, within seventy five (75) days after the delivery of the Earnout Objections Statement, such dispute to the Valuation Firm for resolution. The Valuation Firm shall be instructed by the Seller and the Purchaser to render a determination of the applicable dispute (solely to the extent of such dispute) within thirty (30) days after submission of the matter to the Valuation Firm (or such longer period as mutually agreed in writing by the Purchaser and the Seller), which determination must be in writing and must set forth, in reasonable detail, the basis therefor, and include a certification that it reached such determination in accordance with the definitions as provided in this Agreement and Exhibit F. Any further submissions to the Valuation Firm must be written and delivered to each Party to the dispute. The Valuation Firm shall make a final determination of the Gross Profit, Gross Profit Margin Percentage and resulting Earnout Amount (solely to the extent such amounts or their components are in dispute) in accordance with the guidelines and procedures set forth in this Agreement and Exhibit F. The Valuation Firm shall determine, based solely on presentations by the Purchaser and the Seller and their respective Representatives, and not by independent review, only those issues in dispute specifically set forth on the Earnout Objections Statement, and shall act as an expert and not as an arbitrator. In resolving any disputed item, the Valuation Firm shall (i) be bound by the principles set forth in this Section 2.5 and (ii) not assign a value to any item in dispute that is greater than the greatest value for such disputed item claimed by any Party or less than the smallest value for such disputed item claimed by any Party. The Parties shall reasonably cooperate with the Valuation Firm during the term of its engagement, including by executing a customary engagement letter. Neither the Purchaser, the Seller nor any of their respective Affiliates or Representatives shall have any ex parte conversations or meetings with the Valuation Firm in connection with any dispute submitted by the Purchaser and/or the Seller to the Valuation Firm pursuant to this Section 2.5(c) without the prior consent of the other Party. The Valuation Firm’s determination of the Gross Profit, Gross Profit Margin Percentage and the resulting Earnout Amount with respect to an Earnout Year shall, in each case in the manner contemplated by this Section 2.5, become final and binding on the Parties on the date the Valuation Firm delivers its final resolution in writing to the Seller and the Purchaser, absent manifest error or fraud. The costs and expenses of the Valuation Firm shall be allocated between the Purchaser, on the one hand, and the Seller, on the other hand, in the same proportion that (x) the absolute value of the difference between the value of the Earnout Amount asserted by the Purchaser and the value of the Earnout Amount determined by the Valuation Firm bears to (y) the absolute value of the difference between the value of the Earnout Amount asserted by the Seller and the value of the Earnout Amount determined by the Valuation Firm. For example, if the Seller submits an Earnout Objections Statement to the Valuation Firm

that states that the Earnout Amount should be $2,000 while the Purchaser asserts in the written presentation to the Valuation Firm that the Earnout Amount should be $1,000, and the Valuation Firm ultimately resolves that the Earnout Amount should be $1,200, then the costs and expenses of the Valuation Firm will be allocated 20% to the Purchaser and 80% to the Seller.

(d) Once the Earnout Amount for an Earnout Year has been finally determined in accordance with Section 2.5(c) and such Earnout Amount is not zero, the Purchaser shall no later than eight (8) Business Days following such determination, deliver or cause to be delivered to Seller the number of Purchaser Shares payable as the Earnout Stock Consideration for such Earnout Year, provided that if any portion of the Earnout Amount is subject to a pending claim for indemnification by the Purchaser under Section 9.1(a) and Section 9.4(d), such portion of the Earnout Amount shall only be paid eight (8) Business Days following the final resolution of such claim and only to the extent not used to offset the amount required to be paid by the Seller under Section 9.1(a) with respect to such claim. For the avoidance of doubt, no payment of Purchaser Shares shall be due with respect to an Earnout Year if the Earnout Amount for such Earnout Year is zero.

(e) The Parties understand and agree that (i) the contingent rights to receive an Earnout Amount shall not be represented by any form of certificate or other instrument, are not transferable, and do not constitute an equity or ownership interest in the Purchaser or any of its Affiliates; (ii) the Seller shall not have any rights as a security-holder of the Purchaser as a result of the Seller’s contingent right to receive any Earnout Amount; and (iii) no interest is payable with respect to any Earnout Amount.

(f) Any amount paid pursuant to this Section 2.5 shall be treated for all Tax purposes as additional consideration paid for the Company Shares pursuant to this Agreement, except (i) for any portion treated as imputed interest and (ii) to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provisions of state, local or foreign Law).

(g) Subsequent to the Closing and until the end of FY 2028, the Purchaser shall use its commercially reasonable efforts to maintain and preserve in all material respects the material third-party customer relationships and material Intellectual Property of the Business existing as of the Closing Date (other than expiration of registered Intellectual Property in accordance with their terms). Without limiting the foregoing, (x) during the period from the Closing Date through the final determination of the Earnout Amount for FY 2028, the Purchaser shall maintain the records of the Business in a manner permitting preparation of the Earnout Statements and the Quarterly Gross Profit Statements accurately in all material respects in order to allow for the good faith calculation of the Earnout Amount and its components, including by following the policies, principles and procedures set forth on Exhibit F; (y) during the period from the Closing Date through the end of FY 2028, the Purchaser shall (i) not take any action in bad faith, the primary intent or primary purpose of which is to avoid or reduce the amount of any Earnout Amount, including in bad faith accelerating or delaying the shipping of Specified Products or recognition of any revenues of the Business from one Earnout Year to another or following the end of the last Earnout Year; and (ii) use commercially reasonable efforts to provide reasonably adequate staffing and working capital for the conduct of the Business; and (z) during the period from the Closing Date through the earlier of (i) the payment of the Earnout Amount for FY 2028 or (ii) the final determination that no Earnout Amount is payable for FY 2028, the Purchaser shall not enter into (or permit any Subsidiary of the Purchaser to enter into)

any agreement or arrangement that would prevent the Purchaser from paying the Earnout Amount in accordance with this Agreement.

(h) The Purchaser shall deliver or cause to be to be delivered to the Seller, within forty-five (45) days after the end of each fiscal quarter of an Earnout Year (other than the last fiscal quarter of such Earnout Year), a statement (the “Quarterly Gross Profit Statement”) setting forth the Purchaser’s calculation of Gross Profit for such fiscal quarter in reasonable detail, and, subject to the Disclosure Limitations, the Purchaser agrees to promptly provide such supporting documentation as the Seller may reasonably request to review the Purchaser’s calculation of the Gross Profit for such quarter.

(i) Any information provided to or obtained by the Seller pursuant to this Section 2.5 shall be deemed to be Confidential Information.

(j) The fiscal years of the Business for any Earnout Year and any fiscal quarter of the Business for any Earnout Year shall be based on the 4-4-5 accounting calendar that is used by the Purchaser, including as specified in the definitions of FY 2027 and FY 2028.

(k) Seller agrees to distribute the net proceeds of (i) 100% of any Earnout Amount in respect of FY 2027 (including the 2027 Catch-Up Amount, if any) to its members in accordance with the distribution provisions in the Seller’s Organizational Documents and (ii) 50% of any Earnout Amount in respect of FY 2028 (excluding, for avoidance of doubt, the 2027 Catch-Up Amount, if any) to The Resolute Fund IV, L.P. and the other 50% of any Earnout Amount in respect of FY 2028 (excluding, for avoidance of doubt, the 2027 Catch-Up Amount, if any) to Business Employee Equityholders, in each case of this clause (ii), in accordance with the distribution provisions in the Seller’s Organizational Documents. For purposes of the prior sentence, “Seller’s Organizational Documents” means Seller’s Organizational Documents as of the date of this Agreement, as they may be amended to implement the Earnout Arrangement in accordance with the terms of this Agreement and the terms set forth in Exhibit H.

Section 2.6 Pre-Closing Statement. No later than five (5) Business Days prior to the Closing, the Seller shall in good faith prepare and deliver to the Purchaser a statement (the “Pre-Closing Statement”) setting forth its good faith estimate of (i) the Acquisition Expenses (the “Estimated Acquisition Expenses”), (ii) the Cash Amount (the “Estimated Cash Amount”), (iii) the Working Capital Adjustment Amount (the “Estimated Working Capital Adjustment Amount”), and (iv) the Indebtedness Amount (the “Estimated Indebtedness Amount”), including, in each case, a schedule setting forth the components thereof and reasonable supporting detail, prepared in accordance with this Agreement (including the Transaction Accounting Principles). Subject to the Disclosure Limitations, the Purchaser and its Representatives shall be permitted access to review and obtain copies of the Seller’s and the Company Group’s books and records and any work papers (subject to customary access letters and confidentiality undertakings) related to the preparation of the Pre-Closing Statement and the calculations and adjustments contemplated thereby. The Purchaser and its Representatives may make reasonable inquiries of the Seller, the Company and their respective accountants regarding questions or disagreements, and the Company and the Seller shall, and shall use their reasonable best efforts to cause any such accountants to, cooperate with and respond to such inquiries. At the request of the Purchaser, subject to the Disclosure Limitations, the Seller shall make available its and the

Company Group’s personnel who are knowledgeable about the information contained in, and the preparation of, the Pre-Closing Statement, to the Purchaser to advise and assist the Purchaser in its review of the Pre-Closing Statement and any objections or disputes with respect thereto. The Purchaser may provide the Seller with comments to the Pre-Closing Statement and the Seller shall consider such comments in good faith. The Purchaser’s failure to identify any questions or changes to the Pre-Closing Statement shall not indicate any acceptance or waiver, or otherwise impact the Purchaser’s right to prepare the Preliminary Statement in accordance with Section 2.8(a).

Section 2.7 Transactions to Be Effected at the Closing. At the Closing, the following transactions shall be effected by the Parties:

(a) The Purchaser shall deliver, or cause to be delivered:

(i) to the Seller, by wire transfer of immediately available funds to a bank account designated in writing by the Seller (such designation to be made at least five (5) Business Days prior to the Closing Date), a dollar amount equal to the Closing Cash Consideration;

(ii) to the Escrow Agent, (A) for deposit in the Adjustment Escrow Account, the Adjustment Escrow Amount and (B) for deposit in the Indemnity Escrow Account, the Indemnity Escrow Amount;

(iii) to the Seller and the Escrow Agent, a duly executed copy of the Escrow Agreement;

(iv) to the Seller, a duly executed copy of the Registration Rights Agreement; and

(v) to the Seller, the certificate required to be delivered by the Purchaser pursuant to Section 8.3(c).

(b) The Purchaser shall pay, or cause to be paid, on behalf of the Seller and the Company Group, as applicable, all Company Payoff Indebtedness in accordance with the terms of the Payoff Letters relating to such Company Payoff Indebtedness. The Parties acknowledge that the Company Payoff Indebtedness are obligations of the Seller, incurred on or before the Closing Date, and nothing in this Agreement shall be deemed to make them obligations of the Purchaser. Payment of such Company Payoff Indebtedness by the Purchaser (whether directly or indirectly) or any of its Affiliates on behalf of the Seller on the Closing Date is being made for convenience only.

(c) The Seller shall deliver, or cause to be delivered, to the Purchaser:

(i) to the extent that the Company Shares are in certificated form, stock certificates evidencing the Company Shares, free and clear of all Liens, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, and to the extent that the Company Shares are not in certificated form, deliver to the Purchaser stock powers or other instruments of transfer duly executed in form for transfer, free and clear of Liens, with respect to the Company Shares and such other documentation as is reasonably required to transfer the Company Shares in full to Purchaser;

(ii) each of the certificates required to be delivered by the Seller or the Company pursuant to Section 8.2(d);

(iii) a copy of the Registration Rights Agreement duly executed by the Seller;

(iv) a duly executed copy of the Escrow Agreement;

(v) a duly executed IRS Form W-9;

(vi) the Payoff Letter together with all applicable documents reasonably necessary to evidence the discharge and termination of the Company Payoff Indebtedness and the release and termination of all Liens on the respective assets and equity interests of each member of the Company Group and any guarantees in respect of such Company Payoff Indebtedness;

(vii) the duly executed resignations or removals required under Section 6.8;

(viii) the duly executed termination agreements of employment agreements with the Company with those individuals set forth on Section 2.7(c)(vii) of the Company Disclosure Letter; and

(ix) copies of the fully bound “tail” insurance policies obtained pursuant to Section 7.13(b) and Section 7.14 (if any), together with evidence of their effectiveness from and after the Closing.

Section 2.8 Post-Closing Adjustment.

(a) No later than ninety (90) days after the Closing Date, the Purchaser shall deliver to the Seller a statement, together with reasonable supporting detail, showing the Purchaser’s good faith calculation of the Acquisition Expenses, the Cash Amount, the Indebtedness Amount, and the Working Capital Adjustment Amount, together with a reasonably detailed breakdown of the components of each calculation, prepared in accordance with this Agreement (including the Transaction Accounting Principles) (the “Preliminary Statement”), and shall include a reconciliation of any differences between the calculations set forth in the Pre-Closing Statement and the Preliminary Statement. If, for any reason, the Purchaser fails to deliver the Preliminary Statement to the Seller within the ninety (90) day period contemplated by the first sentence of this Section 2.8(a), then the Pre-Closing Statement delivered by the Seller to the Purchaser pursuant to Section 2.6 shall be deemed to be the Preliminary Statement for all purposes of this Agreement, and all of the rights of the Seller and the Purchaser under this Section 2.8 shall apply mutatis mutandis to the Pre-Closing Statement in accordance with the provisions set forth in this Section 2.8.

(b) Subject to Disclosure Limitations, the Seller and its Representatives shall be permitted reasonable access to review and obtain copies of the Company Group’s books and records and any work papers (subject to customary access letters and confidentiality undertakings) related to the preparation of the Preliminary Statement and the calculations and adjustments contemplated thereby. The Seller and its Representatives may make reasonable inquiries of the Purchaser, the Company and their respective accountants regarding questions or disagreements, and the Purchaser and the Company shall, and shall use their commercially reasonable efforts to cause any such accountants to, cooperate with and respond to such inquiries, subject to Disclosure Limitations. At the request of the Seller, upon reasonable notice, during normal business hours and without material disruption to the Company Group’s business, the Company shall make available its and its Subsidiaries’ personnel who are knowledgeable about the information contained in, and the preparation of, the Preliminary Statement, to the Seller to advise and assist the Seller in its review of the Preliminary Statement and any objections or disputes with respect thereto, subject to Disclosure Limitations.

(c) Within forty five (45) days after delivery of the Preliminary Statement to the Seller, if the Seller has any objections to the Preliminary Statement, the Seller shall deliver to the Purchaser a statement setting forth its objections thereto (an “Objections Statement”). Any Objections Statement shall specify in reasonable detail the nature of any disagreement so asserted and the proposed correct amount for each such item. If an Objections Statement is not delivered to the Purchaser within forty five (45) days after delivery of the Preliminary Statement to the Seller, the Preliminary Statement shall be final, binding and non-appealable by the Parties. If an Objections Statement is properly and timely delivered, the portion of the Preliminary Statement not subject to dispute pursuant to the Objections Statement shall be final, binding and non-appealable by the Parties. The Seller and the Purchaser shall negotiate in good faith to resolve any objections in the Objections Statement, but if and to the extent they do not reach a final resolution within thirty (30) days after the delivery of the Objections Statement, the Seller and the Purchaser shall submit, within forty (40) days after the delivery of the Objections Statement, such dispute to the Valuation Firm for resolution. The Valuation Firm shall be instructed by the Seller and the Purchaser to render a determination of the applicable dispute (solely to the extent of such dispute) within thirty (30) days after submission of the matter to the Valuation Firm (or such longer period as mutually agreed in writing by the Purchaser and the Seller), which determination must be in writing and must set forth, in reasonable detail, the basis therefor, and include a certification that it reached such determination in accordance with the this Agreement (including the Transaction Accounting Principles). Any further submissions to the Valuation Firm must be written and delivered to each Party to the dispute. The Valuation Firm shall make a final determination of the Acquisition Expenses, the Cash Amount, the Indebtedness Amount, the Working Capital Adjustment Amount, as applicable, and the resulting Final Closing Cash Consideration calculated with reference to such amounts (solely to the extent such amounts are in dispute) in accordance with the guidelines and procedures set forth in this Agreement. The Valuation Firm shall determine, based solely on presentations by the Purchaser and the Seller and their respective Representatives, and not by independent review, only those issues in dispute specifically set forth on the Objections Statement, and shall act as an expert and not as an arbitrator. In resolving any disputed item, the Valuation Firm shall (i) be bound by the principles set forth in this Section 2.8 and the Transaction Accounting Principles and (ii) not assign a value to any item in dispute that is greater than the greatest value for such disputed item claimed by any Party or less than the smallest value for such disputed item claimed by any Party. The Parties shall reasonably cooperate with the Valuation Firm during the term of its engagement, including by executing a customary engagement letter. Neither the Purchaser, the Seller nor any of their respective Affiliates or Representatives shall have any ex parte conversations or meetings with the Valuation Firm in connection with any dispute submitted by the Purchaser and/or the Seller to the Valuation Firm pursuant to this Section 2.8(c) without the prior consent of the other Party. The determination of the Acquisition Expenses, Cash Amount, Indebtedness Amount, Working Capital Adjustment Amount, as applicable, and the resulting Final Closing Cash Consideration calculated with reference thereto, in each case in the manner contemplated by this Section 2.8, shall become final and binding on the Parties on the date the Valuation Firm delivers its final resolution in writing to the Seller and the Purchaser, absent manifest error or fraud. The costs and expenses of the Valuation Firm shall be allocated between the Purchaser, on the one hand, and the Seller, on the other hand, based upon the percentage of the dollar value of the disputed amounts (as submitted to the Valuation Firm) determined in favor of the other Party by the Valuation Firm bears to the dollar value contested by such Party in the written presentation to the Valuation Firm. For example, if the Seller submits an Objections Statement to the Valuation Firm for $1,000, and if the Purchaser contests to the Valuation Firm only $500 of the amount claimed by the Seller, and if the Valuation Firm ultimately resolves the dispute by awarding the Seller $300 of the $500 contested, then the costs and expenses of the Valuation Firm will be allocated sixty percent (60%) (i.e., 300/500) to the Purchaser and forty percent (40%) (i.e., 200/500) to the Seller.

(d) If the Final Closing Cash Consideration is greater than the Closing Cash Consideration (such difference, the “Excess Amount”), promptly after the date the Final Closing Cash Consideration is finally determined pursuant to this Section 2.8 (but in any event within five (5) Business Days thereafter), (i) the Purchaser shall pay, or cause to be paid, to the Seller the Excess Amount and (ii) the Purchaser and the Seller will instruct the Escrow Agent to distribute all amounts in the Adjustment Escrow Account to the Seller. Following the payment of the amounts specified in the prior sentence, no further payments will be due from the Purchaser to the Seller or its Affiliates under this Section 2.8.

(e) If the Final Closing Cash Consideration is less than the Closing Cash Consideration (the absolute value of such difference, the “Shortfall Amount”), promptly after the date the Final Closing Cash Consideration is finally determined pursuant to this Section 2.8 (but in any event within five (5) Business Days thereafter), (i) the Purchaser and the Seller will instruct the Escrow Agent to distribute to the Purchaser, solely out of the balance of the Adjustment Escrow Account, an amount equal to the lesser of (A) the Shortfall Amount and (B) the balance of the Adjustment Escrow Account (it being understood that if the amounts in (A) and (B) are the same, the release and distribution to Purchaser described in this clause (i) shall be equal to such amount); and (ii) in the event there are funds remaining in the Adjustment Escrow Account after the release described in the foregoing clause (i) has been received by the Purchaser, the Purchaser and the Seller shall instruct the Escrow Agent to distribute such remaining funds to the Seller. In the event that the Shortfall Amount exceeds the amount released to the Purchaser from the Adjustment Escrow Account (such excess, the “Unpaid Amount”), the Purchaser shall be entitled to offset the Unpaid Amount (or any portion thereof) from any Earnout Amount due to the Seller under this Agreement. Following the payment of the amounts specified in the first sentence of this Section 2.8(e) and any set-off pursuant to the second sentence of this Section 2.8(e), no further payments will be due from the Seller to the Purchaser or its Affiliates under this Section 2.8.

(f) ABSENT MANIFEST ERROR OR FRAUD, THE PURCHASER AGREES THAT ITS SOLE SOURCE OF RECOVERY UNDER THIS SECTION 2.8 SHALL BE LIMITED TO THE AMOUNTS IN THE ADJUSTMENT ESCROW ACCOUNT AND

SETOFF OF ANY EARNOUT AMOUNTS THAT WOULD OTHERWISE BE DUE TO THE SELLER UNDER THIS AGREEMENT.

(g) If the Final Closing Cash Consideration is equal to the Closing Cash Consideration, promptly after the date the Final Closing Cash Consideration is finally determined pursuant to this Section 2.8 (but in any event within five (5) Business Days thereafter), the Purchaser and the Seller will instruct the Escrow Agent to distribute the balance of the Adjustment Escrow Account to the Seller, and no further payments will be due from the Purchaser to the Seller or its Affiliates, or from the Seller to the Purchaser or its Affiliates, under this Section 2.8.

(h) Any amount paid pursuant to this Section 2.8 shall be treated for all Tax purposes as an adjustment to the consideration paid for the Company Shares pursuant to this Agreement, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law).

(i) For the avoidance of doubt, there shall be no post-Closing adjustment with respect to the Holdback Seller Stock Consideration or the Holdback Stock Consideration.

Section 2.9 Withholding. The Purchaser and any other applicable withholding agent shall be entitled to deduct and withhold from any payment otherwise payable to the Seller (or any other Person) pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under all applicable Tax Laws. In the event that the Purchaser determines that it is required to deduct or withhold from any amounts payable pursuant to this Agreement, the Purchaser shall (except for any such deduction or withholding (a) arising from the Seller’s failure to deliver the form required to be delivered pursuant to Section 2.7(c)(v) or (b) required with respect to payments properly treated as compensation for applicable income Tax purposes), use commercially reasonable efforts to provide the Seller with at least five (5) Business Days’ advance notice describing the amount of and basis for such deduction and withholding prior to making such deduction or withholding, and the Parties shall reasonably cooperate in good faith to obtain exemption from or to otherwise reduce or eliminate, in each case to the extent practicable and permitted by Law, any amount that would otherwise be required to be deducted or withheld. To the extent that any amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER REGARDING THE SELLER

Except as set forth in the corresponding section of the disclosure letter delivered by the Seller to the Purchaser concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that the disclosure of any matter in any section of the Company Disclosure Letter shall be deemed to be disclosure with respect to any representation or warranty made in this Article III only to the extent that it is reasonably apparent from the face of such disclosure that such matter in such section of the Company Disclosure Letter is relevant to such other representation or warranty made in this Article III), the Seller hereby represents and warrants to the Purchaser as follows:

Section 3.1 Organization and Qualification. The Seller (a) is duly organized, validly existing and in good standing under the Laws of the State of Delaware and (b) has the requisite organizational power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted; except, in the case of the foregoing clause (b), where the failure to have such power and authority, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the ability of the Seller to perform its obligations hereunder or to consummate the Transactions before the Outside Date. The Seller has made available to the Purchaser correct and complete copies of the Seller’s Organizational Documents as in effect as of the date hereof.

Section 3.2 Authorization of Agreement. The Seller has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Seller and the consummation by the Seller of the Transactions have been duly authorized by all necessary action on the part of the Seller and no other corporate proceedings on its part are necessary to authorize this Agreement or to consummate the Transactions. The execution and delivery of this Agreement by the Seller and the consummation by the Seller of the Transactions does not require any vote or other approval or authorization of any holder of any Capital Stock of the Seller. This Agreement has been duly executed and delivered by it and, assuming the due authorization, execution and delivery hereof by the Purchaser, constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Seller, the consummation of the Transactions and the performance by the Seller of its obligations under this Agreement (including the treatment contemplated in this Agreement and the Holdback Agreements for the payment and/or delivery of the Consideration and the Holdback Seller Stock Consideration), do not and shall not (i) violate the Organizational Documents of the Seller, (ii) violate or result in a breach of Law or Permit applicable to the Seller or any of its assets or properties, (iii) result in the creation of any Lien upon any of the assets or properties of the Seller pursuant to the terms of any Contract to which the Seller is a party or (iv) violate, conflict with, result in a breach of, constitute (with due notice or lapse of time or both) a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, suspend, revoke, require any notice under, or otherwise give rise to any liability under, any Contract, license or permit to which Seller is a party or by which Seller is bound or to which any of their respective properties or assets is subject, except, in the case of the foregoing clauses (ii), (iii) and (iv), for any such conflicts, breaches, defaults or violations that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Seller to perform its obligations hereunder or to consummate the Transactions before the Outside Date.

(b) The execution and delivery of this Agreement by the Seller, the consummation of the Transactions and the performance by the Seller of its obligations under this Agreement do not and shall not require it to obtain any consent, license, permit, approval, waiver or authorization of, or make any registration, declaration or filing with, any Governmental Authority, except for the consents and filings listed in Section 3.3(b) of the Company Disclosure Letter, except for any consents or filings which, if not made or obtained, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of the Seller to perform its obligations hereunder or to consummate the Transactions before the Outside Date.

Section 3.4 Title to Company Shares; Seller Capitalization.

(a) The Seller has good and valid title to the Company Shares, free and clear of all Liens (other than restrictions on transfer imposed by applicable securities Laws or the organizational documents of the Company made available to the Purchaser), and is the sole owner of the Company Shares. The Company Shares are not subject to any Contract restricting or otherwise relating to the voting, transfer or other disposition of such Company Shares, other than restrictions on transfer imposed by applicable securities Laws. The Seller has complete and unrestricted power and the unqualified right to sell, convey, assign, transfer and deliver the Company Shares to the Purchaser, and, upon the consummation of the Transactions, the Purchaser will acquire good and valid title to the Company Shares, free and clear of all Liens (other than restrictions on transfer imposed by applicable securities Laws). Other than the Organizational Documents of the Seller, there are no voting trusts, stockholder agreements, proxies or other agreements in effect pursuant to which the Seller has a contractual obligation with respect to the voting or transfer of the Company Shares or other equity interests of the Company or any other member of the Company Group.

(b) Other than the Company Shares, the Seller does not own any other Capital Stock of any member of the Company Group, and no Seller Related Person (nor any of their respective Affiliates or Representatives) owns any Company Shares or any other Capital Stock of any member of the Company Group.

(c) Neither the Seller nor any Seller Related Person (nor any of their respective Affiliates or Representatives) owns any assets, properties or rights that are used in, held for use in or necessary for the operation of the business of any member of the Company Group.

(d) Section 3.4(d) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) the holders of all of the authorized and outstanding Capital Stock of the Seller (specifying the type and class, as applicable, of Capital Stock, the registered holders thereof and the number of such securities held by each such registered holder) and (ii) the pro-rata share of each equityholder of the Seller to the Closing Cash Consideration and the Holdback Stock Consideration.

Section 3.5 Actions; Orders. There is no Action, or to the Knowledge of the Seller, inquiry, audit, examination or investigation pending or threatened in writing or, in each case, to the Knowledge of the Seller, otherwise threatened, and there is no Order outstanding against the Seller that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the ability of the Seller to perform its obligations hereunder or to consummate the Transactions before the Outside Date.

Section 3.6 Independent Tax Advice. The Seller has had an opportunity to review the consequences of the Transactions with its own legal, investment, Tax and other advisors. The Seller understands that the Seller (and not the Purchaser or the Company Group) shall be responsible for its own Tax liability that may arise as a result of the Transactions. Neither the Purchaser nor the Purchaser Related Parties have made warranties or representations to the Seller with respect to the Tax consequences of the Transactions.

Section 3.7 Brokers. No broker, finder or investment banker is or shall be entitled to any brokerage, finder’s, financial advisor’s or other fee or commission in connection with the Transactions as a result of any action, agreement, commitment or arrangement made by or on behalf of the Seller or any of its Affiliates.

Section 3.8 Bankruptcy. No transfer of property is being made, and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Seller or any of its Subsidiaries, nor do the Transactions constitute a fraudulent transfer or conveyance, or otherwise constitute an avoidable transfer under federal bankruptcy or applicable state Laws. Neither the Seller nor any of its Subsidiaries is involved in any Action by or against it as a debtor before any Governmental Authority under title 11 of the United States Bankruptcy Code or any other insolvency or debtors’ relief act or Law or for the appointment of a trustee, receiver, liquidator, assignee, sequestrator or other similar official for any part of the assets of the such Person. Neither the Seller nor any of its Subsidiaries is “insolvent” within the meaning of Section 101(32) of title 11 of the United States Bankruptcy Code or any applicable state fraudulent conveyance or transfer Law.

Section 3.9 No Other Representations or Warranties. The Seller hereby acknowledges and agrees that the representations and warranties expressly made by the Purchaser in Article V (as modified by the Purchaser Disclosure Letter) or in the other Transaction Documents are the sole representations and warranties being made by or on behalf of the Purchaser and its Affiliates and Representatives and exclusive of any other representations and warranties, including any implied warranties, and, except for the representations and warranties expressly made by the Purchaser in Article V (as modified by the Purchaser Disclosure Letter) or in the other Transaction Documents, none of the Purchaser or any of its Affiliates, Non-Recourse Parties or Representatives has made, nor are any of them making, any express or implied representation or warranty regarding the accuracy, sufficiency or completeness of any information provided to the Seller, its Affiliates or any of their Representatives or prepared by or for the Purchaser or any of its Affiliates in connection with the Transactions and none of the Seller, its Affiliates, their Representatives or any other their Person has relied or will rely on any such information. Only those representations or warranties expressly made by the Purchaser to the Seller in Article V or in any other Transaction Document, subject to the limitations and restrictions specified herein or therein, shall have any legal effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER REGARDING THE COMPANY GROUP

Except as set forth in the corresponding section of the Company Disclosure Letter (it being understood that the disclosure of any matter in any section of the Company Disclosure

Letter shall be deemed to be disclosure with respect to any representation or warranty made in this Article IV only to the extent that it is reasonably apparent from the face of such disclosure that such matter in such section of the Company Disclosure Letter is relevant to such other representation or warranty made in this Article IV), the Seller hereby represents and warrants to the Purchaser as follows:

Section 4.1 Organization and Qualification. The Company (a) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and (c) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, leasing or operation of its assets or properties makes such qualification or license necessary, except, in each case as set forth in the foregoing clauses (b) and (c), where the failure to have such power and authority or to be so qualified, licensed or in good standing, individually or in the aggregate, has not been and would not be material to the Company Group, taken as a whole. The Seller has made available to the Purchaser correct and complete copies of the Company’s Organizational Documents as in effect as of the date hereof.

Section 4.2 Subsidiaries of the Company.

(a) Section 4.2(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the name and jurisdiction of organization of each Subsidiary of the Company.

(b) Each Subsidiary of the Company (i) is an entity duly organized, validly existing and in good standing (where such concept is applicable) under the Laws of its jurisdiction of organization, (ii) has all requisite organizational power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and (iii) is duly qualified or licensed and in good standing (where such concept is applicable) to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, leasing or operation of its assets or properties makes such qualification or license necessary, except, in each case as set forth in the foregoing clauses (ii) and (iii), where the failure to have such power and authority or to be so qualified, licensed or in good standing, individually or in the aggregate, has not been and would not be material to the Company Group, taken as a whole. The Seller has made available to the Purchaser correct and complete copies of the Organizational Documents of each of the Subsidiaries as in effect as of the date hereof.

Section 4.3 Authorization of Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by the Seller and the Purchaser, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.4 No Conflict, Required Consents and Filings.

(a) The execution and delivery of this Agreement by the Company and the Seller, the consummation of the Transactions and the performance by the Company and the Seller of their respective obligations under this Agreement do not and shall not (i) violate the Organizational Documents of any member of the Company Group, (ii) violate or result in a breach of any Law or Permit applicable to any member of the Company Group or any of their respective assets or properties, (iii) violate or result in a breach of any of the terms and conditions of, cause the termination of or give any other contracting party the right to terminate, cancel, accelerate or modify, or give rise to any notice or consent requirement, right of first refusal, right of first offer or similar right under, or constitute (or with notice or lapse of time, or both, constitute) a default under any Contract or (iv) result in the creation of any Lien upon any of the assets or properties of any member of the Company Group, except, in the case of the foregoing clauses (ii), (iii) or (iv), for such conflicts, breaches, defaults violations or encumbrances that would not be material to the Company Group, taken as a whole, and would not reasonably be expected to prevent or materially delay the ability of the Seller or the Company to perform their obligations hereunder or to consummate the Transactions by the Outside Date.

(b) The execution and delivery of this Agreement by the Company and the Seller, the consummation of the Transactions and the performance by the Company and the Seller of their respective obligations under this Agreement do not and shall not require the Company or the Seller to obtain any material consent, license, permit, approval, waiver or authorization of, or make any material registration, declaration or filing with, any Governmental Authority, except for the consents and filings listed in Section 4.4(b) of the Company Disclosure Letter.

Section 4.5 Capitalization.

(a) All of the Company Shares are owned by the Seller. All of the Company Shares (i) are duly authorized and validly issued in accordance with the Organizational Documents of the Company and are fully paid and non-assessable, and (ii) are not subject to restrictions on transfer, other than the restrictions on transfer imposed by applicable securities Laws or as contemplated in the Company’s Organizational Documents, which have been made available to the Purchaser. Other than the Company Shares, there are no other Securities of the Company authorized, issued, held in treasury, reserved for issuance or outstanding. There are no (A) options, warrants, rights, agreements, performance units, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal, rights of first offer, anti-dilution protections, obligations, commitments, convertible or exchangeable Securities, plans or other commitments or instruments pursuant to which the Company is or may become obligated to issue or sell any of its equity interests or other Securities of any member of the Company Group; (B) outstanding obligations of the Company to repurchase, redeem or otherwise acquire outstanding equity interests or any Securities convertible into or exchangeable for any equity interests of any member of the Company Group; (C) issued or outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which equityholders of the Company may vote; (D) preemptive or similar rights to purchase or otherwise acquire equity interests or other securities of the Company pursuant to any provision of Law, the Company’s or any other member of the Company Group’s Organizational Documents or any Contract to which any member of the Company Group or the Seller is a party, in each case, other than as set forth in the Organizational Documents of the Seller (which provisions in such Organizational Documents will not be effective with respect to the Company Group following the Closing); or (E) Liens (such as a right of first refusal, right of first offer, proxy, voting trust, voting agreement, etc.) with respect to the sale or voting of equity interests or securities of the Company (whether outstanding or issuable), other than any imposed under the Company’s Organizational Documents and any imposed by securities Laws.

(b) Schedule 4.5(b) of the Company Disclosure Letter is a true, correct and complete list, as of the date hereof, of each Subsidiary of the Company and the Securities of each such Subsidiary owned, controlled or held by the Company directly or indirectly through one or more Subsidiaries. Other than the Company or any wholly-owned Subsidiary of the Company, no other Person owns any Securities of any Subsidiary of the Company. The Company has good and valid title to all such issued and outstanding Securities of each Subsidiary set forth on Schedule 4.5(b) of the Company Disclosure Letter, free and clear of all Liens. All of such Securities are duly authorized, validly issued and fully paid to the extent such terms are applicable and, if relating to a corporation, nonassessable. The Company does not own, control or hold, in each case directly or indirectly, any Security in any other Person. There are no other Securities of any Subsidiary of the Company authorized, issued, held in treasury, reserved for issuance or outstanding. There are no (i) options, warrants, rights, agreements, performance units, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal, rights of first offer, anti-dilution protections, obligations, commitments, convertible or exchangeable Securities, plans or other commitments or instruments pursuant to which any Subsidiary of the Company is or may become obligated to issue or sell any of its equity interests or other Securities of any member of the Company Group; (ii) outstanding obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire outstanding equity interests or any Securities convertible into or exchangeable for any equity interests of any member of the Company Group; (iii) issued or outstanding bonds, debentures, notes or other indebtedness of any Subsidiary of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which equityholders of such Subsidiary of the Company may vote; (iv) preemptive or similar rights to purchase or otherwise acquire equity interests or other securities of any Subsidiary of the Company pursuant to any provision of Law, the Company’s or any other member of the Company Group’s Organizational Documents or any Contract to which any member of the Company Group or the Seller is a party, in each case, other than as set forth in the Organizational Documents of the Seller (which provisions in such Organizational Documents will not be effective with respect to the Company Group following the Closing); or (v) Liens (such as a right of first refusal, right of first offer, proxy, voting trust, voting agreement, etc.) with respect to the sale or voting of equity interests or securities of any Subsidiary of the Company (whether outstanding or issuable), other than any imposed under such Subsidiary of the Company’s Organizational Documents and any imposed by securities Laws.

(c) Neither the Company nor any member of the Company Group has any obligation to acquire any Securities of or make any contribution to, or debt or equity investment in, any Person.

(d) No member of the Company Group has granted any right to any profit participation interest, carried interest, preferred return or similar right with respect to any member of the Company Group. Other than as set forth in the Organizational Documents of the

Seller (which provisions in such Organizational Documents will not be effective with respect to the Company Group following the Closing), none of the Company, the Seller, or any member of the Company Group is a party to any voting trust, proxy or other Contract with respect to the voting of the Securities owned, controlled or held by it, in each case, directly or indirectly.

(e) Except for Indebtedness included within the Estimated Indebtedness Amount, the Company Group has no Indebtedness outstanding. Except as set forth in Schedule 4.5(e) of the Company Disclosure Letter, neither the Seller nor any of its Affiliates (other than a member of the Company Group) has made any loans to, or borrowed money from, any member of the Company Group for which any member of the Company Group, the Seller or any of its Affiliates (other than a member of the Company Group), as applicable, has outstanding liabilities to the other in respect of any loan or borrowing. No holder of Indebtedness of the Company Group has any right to convert or exchange such Indebtedness for ownership interests of the Company Group.

Section 4.6 Permits; Compliance with Law.

(a) Each member of the Company Group is in possession of all material Permits necessary to carry on such Person’s business as it is currently being conducted. Each such Permit is valid and in full force and effect, and no Action, or to the Knowledge of the Seller, inquiry, audit, examination or investigation, is pending or, to the Knowledge of the Seller, threatened relating to the revocation or limitation of any of the Permits. Each member of the Company Group is, and since the Lookback Date has been, in compliance with all Permits in all material respects.

(b) Each member of the Company Group is, and since the Lookback Date has been, in compliance with all applicable Laws in all material respects. No member of the Company Group is or since the Lookback Date has been under administrative, civil or criminal investigation, indictment or information by any Governmental Authority. No member of the Company Group has received, at any time since the Lookback Date, any written (or, to the Knowledge of the Seller, verbal) notice from any Governmental Authority or any other Person regarding any actual, alleged or potential violation of, or failure to comply with, any term or requirement of any Law applicable to any member of the Company Group except where such actual, alleged or potential violation or failure to comply, individually or in the aggregate, has not been and would not be material to the Company Group, taken as a whole.

Section 4.7 Financial Statements.

(a) The Seller has made available to the Purchaser true, correct and complete copies of the audited consolidated balance sheets of the Company Group as of June 30, 2024 (the “Company Group Balance Sheet”), June 30, 2023 and June 30, 2022 and the audited consolidated statements of operations and comprehensive income, shareholder’s equity and cash flows of the Company Group for the fiscal years ended June 30, 2024, June 30, 2023 and June 30, 2022 (including the notes or other supplementary information thereto) (all of the foregoing financial statements and any notes or other supplementary information thereto are collectively referred to as the “Company Group Financial Statements”).

(b) The Company Group Financial Statements (i) have been prepared from and are in accordance with the books and records of the members of the Company Group

(which are true and correct in all material respects) and in accordance with GAAP applied consistently through the periods covered thereby, and (ii) fairly present in all material respects the financial condition of the Company Group as of the respective dates thereof and the consolidated results of the operations, comprehensive income, shareholder’s equity and cash flows of the Company Group for the respective fiscal periods covered thereby, in each case in accordance with GAAP, except as indicated in any notes thereto. Since June 30, 2024 (the “Balance Sheet Date”), except as required by applicable Law or GAAP, as applicable, there has been no change in any material accounting principle, procedure or practice followed by the Company Group or in the method of applying any such principle, procedure or practice. The books and records of the Company Group accurately reflect the assets, liabilities, business, financial condition and results of operations of the Company Group and have been maintained in accordance with good business and bookkeeping practices.

(c) Each member of the Company Group maintains a system of accounting and internal controls sufficient in all material respects to provide reasonable assurances that financial transactions are executed in accordance with the general and specific authorization of the management of the Company Group and that all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, and other legal and accounting requirements applicable to the Company Group and to maintain proper accountability for items. There has not been any fraud that involves any officer, director, principal, manager or other employee of any member of the Company Group. There have been no material weaknesses or significant deficiencies in the design or operation of the accounting and internal controls of the Company Group.

(d) The ownership record books, books of account and minute books of the Company Group, all of which have been made available to the Purchaser, are true, accurate and complete in all material respects and have been maintained in accordance with Laws and reasonable business practices, and the Company Group has not received any written notice, or, to the Knowledge of the Seller, expects to receive any notice, that its books or records are incorrect. On the Closing Date, such books, registers and records will be in the possession of the Company. All returns, particulars, resolutions and other documents which the Company Group is required by Law to file with or deliver to any Governmental Authority have been accurately prepared and duly filed or delivered in all material respects. The minute books of the Company Group contain accurate and complete records of all meetings and other material actions, including actions by vote or written consent of the board of directors (or equivalent body) of the Company Group and the equityholders of the Company Group.

(e) Since the Lookback Date, the Company Group has not received any grants, subsidies or other financial assistance from a Governmental Authority except as disclosed on Section 4.7(e) of the Company Disclosure Letter.

(f) Hanlym is not a direct or indirect Affiliate, equityholder, director or officer of the Seller, any member of the Company Group or any Affiliate of the Seller or any member of the Company Group. The deposits of the Company with Hanlym were made on arms-length terms and in the ordinary course of business consistent with past practice and represent bona-fide vendor deposits.

(g) Section 4.7(g) of the Company Disclosure Letter sets forth the (x) true, correct and complete copies of the unaudited consolidated balance sheet of the Company

Group as of March 31, 2025 and the unaudited consolidated statement of income of the Company Group for the nine-month period ended March 31, 2025 (the “Unaudited Interim Period Financials”) and (y) revenue and gross profit margin of the Company Group for the nine-month period ended March 31, 2025 (the “Unaudited Revenue and Gross Profit Margin Metrics”, and together with the Unaudited Interim Period Financials, the “Unaudited Financial Statements”). The Unaudited Financial Statements (i) have been prepared in good faith from and are in accordance with the books and records of the members of the Company Group and in accordance with GAAP applied consistently through the periods covered thereby, and (ii) fairly present in all material respects (x) in the case of the Unaudited Interim Period Financials, the financial condition of the Company Group as of March 31, 2025 and the consolidated results of the operation of the Company Group for the nine-month period ended March 31, 2025, in each case in accordance with GAAP, and (y) in the case of the Unaudited Revenue and Gross Profit Margin Metrics, the revenue and gross profit margin of the Company Group for the respective periods covered thereby, in each case in accordance with GAAP, except that the Unaudited Financial Statements do not contain footnotes and are subject to normal year-end audit adjustments, none of which would be, individually or in the aggregate, material to the Company Group taken as a whole.

Section 4.8 Absence of Certain Changes. From the Balance Sheet Date through the date of this Agreement, (a) there has not been any event, change, circumstance, condition, occurrence, effect or state of facts that, individually or in the aggregate, has had a Company Material Adverse Effect, (b) the Company Group has operated its business in the ordinary course of business consistent with past practice, and (c) no member of the Company Group has taken any action that would have been prohibited by clauses (iii), (iv), (vi), (vii), (viii), (x), (xi), (xii), (xiv), (xx), (xxi), (xxii) or (xxiii) (to the extent relating to the foregoing clauses) of Section 6.1 if such action had been taken without prior consent of the Purchaser during the period from the date hereof through the Closing Date.

Section 4.9 Absence of Undisclosed Liabilities. No member of the Company Group has any liability of any nature (whether accrued, contingent, absolute, determined, determinable or otherwise), other than liabilities (a) reflected on or reserved against in the Company Group Financial Statements, (b) incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and that are not material to the Company Group, taken as a whole, and/or (c) arising from performance obligations under any executory Contract entered in the ordinary course of business consistent with past practice (excluding liabilities arising from or relating to any breach or violation of or default under any such Contract).

Section 4.10 Actions and Litigation. There are no, and since the Lookback Date there have been no, Actions, or to the Knowledge of the Seller, inquiry, audit, examination or investigation pending, or, to the Knowledge of the Seller, threatened, against or relating to any member of the Company Group, any of such member of the Company Group’s respective assets or properties or any present or former officer or director of such member of the Company Group in his or her capacity as such. There are no unsatisfied judgments of any kind against any member of the Company Group. Since the Lookback Date, the Company Group has not initiated any Action against any Governmental Authority or other Person and, to the Knowledge of the Seller, has not threatened to initiate any such Action.

Section 4.11 Orders. There are no material Orders outstanding involving any member of the Company Group or relating to any of the Company Group’s assets or properties.

Section 4.12 Labor Matters.

(a) Section 4.12(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the following information for each employee of the Company Group as of the date hereof: (i) name; (ii) employing entity; (iii) job title; (iv) location; (v) date of hire; (vi) annual rate of base or hourly compensation; (vii) exempt status for employees in the United States or overtime eligibility for employees outside the United States; (viii) target annual incentive compensation opportunity; (ix) years of service credit (recognizing any cumulative service); (x) whether the employee is employed at-will or, if not, the notice period required to terminate the employment relationship without cause; and (xi) status (active or on leave) and, if on leave, the reason for and period of the leave (including anticipated return to work date). Except as set forth on Section 4.12(a) of the Company Disclosure Letter or Section 4.12(b) of the Company Disclosure Letter, no member of the Company Group has made any promises for the payment of any bonuses, back pay or other remuneration to any employees, independent contractors or other Persons. To the Knowledge of the Seller, no employee or group of employees has any plans to terminate employment with the Company Group. To the Knowledge of the Seller, no employee is a current or former employee, agent or representative of any non-U.S. Governmental Authority.

(b) Section 4.12(b) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of all individual independent contractors and consultants of the Company Group and for each: (i) the start date; (ii) type of services to be provided; (iii) location of services to be provided; (iv) estimated completion date; (v) whether engaged as an individual or through an entity, and if through an entity, the name of the entity so-engaged; (vi) hourly or per diem pay rate (or similar compensation details); and (vii) the effective and, if applicable, expiration dates of any Contract with such independent contractor. Other than the employees set forth in Section 4.12(a) of the Company Disclosure Letter and the independent contractors and consultants set forth in Section 4.12(b) of the Company Disclosure Letter, no other individuals provide services to the Company Group.

(c) Each member of the Company Group has complied in all material respects with all Laws and contractual obligations relating to its employees, former employees and applicants for employment, including but not limited to all Laws relating to the hiring of employees, the termination of employees and the employment of labor, including provisions thereof relating to wages, hours, working hours, paid time off, collective bargaining, unfair labor practices or employment practices, discrimination, harassment, retaliation, training, immigration, contract labor, payment of fund contributions, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors and the collection and payment of withholding and social security and other employment-related Taxes and other amounts required to be paid by employers to any Governmental Authority for, for the benefit of or with respect to their employees. Each member of the Company Group has, or will have no later than the Closing Date, paid all accrued salaries, bonuses, commissions, wages and any benefits other than paid time off, in each case, which are due and payable on or before the Closing Date, in accordance with the Company’s normal payroll practices as in effect on the date hereof and is not liable for any fines or penalties for failure to pay any of the foregoing or other sums due to any current or former employee or independent contractor of the Company Group. Each member of the Company Group has, or will have no later than the Closing Date, paid all of its employees the monetary value of all accrued and unused paid time off and is not liable for any fines or penalties for failure to pay any of the foregoing or other sums due to any current or former employee or independent contractor of the Company Group. No member of the Company Group is liable for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations to employees other than routine payments to be made in the ordinary course of business. There are no pending claims against any member of the Company Group under any workers’ compensation plan or policy for long term disability. No member of the Company Group has any liability by reason of an individual who performs or performed services for any member of the Company Group in any capacity being improperly excluded from participating in a Benefit Plan. Each employee of each member of the Company Group has been properly classified as “exempt” or “non-exempt” and “overtime eligible” or “not overtime eligible” under applicable Law. Each non-employee worker of the Company Group is properly classified as a non-employee under applicable Law. There are no Actions, or to the Knowledge of the Seller, inquiry, audit, examination or investigation pending or, to the Knowledge of the Seller, threatened between any member of the Company Group and any current or former employee or independent contractor of the Company Group, or any applicant for employment. There is not currently and during the past four (4) years there has not been any claim against any member of the Company Group, charge of discrimination, or complaint made by any employee of the Company Group based on actual or alleged wrongful termination or any claim of unlawful dismissal or unfair dismissal or any claim on the basis of race, age, sex, disability or other harassment or discrimination. During the past four (4) years, no member of the Company Group has received notice that an unfair labor practice charge or complaint against such member of the Company Group is pending before the National Labor Relations Board or any similar state or foreign agency, nor, to the Knowledge of the Seller, has such a charge or complaint been threatened.

(d) No member of the Company Group is a party to, either directly or by operation of law, any collective bargaining or other similar contract with a labor union, works council or labor organization (a “Collective Bargaining Agreement”), nor has any member of the Company Group been a party to a Collective Bargaining Agreement at any time. There is, and has been, no labor strike, sympathy strike, dispute, disturbance, corporate campaign, slowdown, sit-down, work stoppage or lockout, boycott or similar labor difficulty or other interference against or affecting any member of the Company Group (all of the foregoing referred to as “Work Interference”) and, to the Knowledge of the Seller, no Work Interference is threatened. To the Knowledge of the Seller, there has not been any effort by any employee of the Company Group to organize a labor union or other representative body. No labor representatives (i) hold bargaining rights with respect to any employee of the Company Group by way of certification, interim certification, voluntary recognition, designation or successor rights; (ii) have applied to be certified as the bargaining agent of any employee of the Company Group; or (iii) have applied to have any member of the Company Group declared a related or successor employer.

(e) Except as set forth on Section 4.12(e) of the Company Disclosure Letter, (i) no member of the Company Group has effectuated a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act or any comparable provision of state Law (collectively, the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any member of the Company Group, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any member of the Company Group, (iii) no member of the Company Group has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any “plant closing” Law or regulation, and (iv) no employee of the Company Group has suffered an “employment loss” (as defined in the WARN Act).

(f) Each member of the Company Group has a valid Form I-9 for each employee of the Company Group who works in the United States and, to the Knowledge of the Seller, each employee of the Company Group is authorized to work for a member of the Company Group in the country in which they work. Each member of the Company Group has obtained and maintained up to date, adequate and suitable records regarding each employee who works in the United Kingdom’s eligibility to work in the United Kingdom in accordance with Section 8, Asylum and Immigration Act 1996, the Immigration, Asylum and Nationality Act 2006 and/or the Immigration (Restrictions on Employment) Order 2007 and no individual is employed such that the Company would be liable for a penalty (whether criminal or civil) under the Asylum and Immigration Act 1996 and/or the Immigration, Asylum and Nationality Act 2006. Except as set forth on Section 4.12(f) of the Company Disclosure Letter, to the Knowledge of the Seller, none of the employees of the Company Group are, and no independent contractor of the Company Group is, on a nonimmigrant visa status or have applications for lawful permanent residence or right to work pending with the relevant Governmental Authorities.

(g) No current or former employee or independent contractor of the Company Group is in violation of their continuing obligations to any member of the Company Group, and no employee or independent contractor of the Company Group is in breach of any obligation owed by such individual to any third party (including any former employer). To the Knowledge of the Seller, no employee or independent contractor of the Company Group is a party to, or is otherwise bound by, any Contract, including any confidentiality, noncompetition or proprietary rights Contract, with any other Person that adversely affects or could reasonably be expected to adversely affect (i) the performance of his or her duties for any member of the Company Group, (ii) his or her ability to assign to the Company rights to any invention, improvement, discovery or information relating to the business of the Company, or (iii) the ability of the Company to conduct its business as currently conducted.

(h) To the Knowledge of the Seller, no allegations of sexual or other discrimination, harassment, retaliation or misconduct have been made against any current or former employee or other service provider of the Company Group, and, to the Knowledge of the Seller, there are no facts on which any such allegation could be based. The Company is not and, during the past four (4) years, has not been in involved in any Actions, or to the Knowledge of the Seller, inquiries, audits, examinations or investigations, or entered into any settlement agreements, related to allegations of sexual or other discrimination, harassment, retaliation or misconduct by any current or former employee or other service provider of the Company Group. To the Knowledge of the Seller, during the past four (4) years, there have not been any Actions, inquiries, audits, examinations or investigations threatened against any member of the Company Group involving allegations of sexual or other discrimination, harassment, retaliation or misconduct by any current or former employee or other service provider of the Company Group.

Section 4.13 Employee Benefits.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Benefit Plan, separately identifying any Benefit Plans maintained outside of the United States. The members of the Company Group are the only entities that maintain, sponsor or contribute to, or are party to, any Benefit Plans. No member of the Company Group nor any of their ERISA Affiliates are, or have ever maintained or been, obligated to contribute to a “defined benefit plan” (as defined in Section 3(35) of ERISA) or an “employee pension benefit plan” that otherwise is or was subject to Title IV of ERISA, Section 302 of ERISA or Section 412 or 4971 of the Code. The Seller has made available to Purchaser accurate and complete copies of: (i) all Benefit Plans, if written, or a description of such Benefit Plan, if not written and (ii) to the extent applicable to such Benefit Plan: all trust agreements, insurance contracts or other funding arrangements; the most recent Forms 5500 (including all schedules thereto) filed, or required to have been filed, with the IRS and all schedules thereto; the most recent IRS determination, opinion or advisory letter with respect to each Benefit Plan intended to be qualified under Section 401(a) of the Code; the most recent nondiscrimination and coverage testing results; all current employee handbooks or manuals; all current summary plan descriptions and all summaries of material modifications thereto; all administrative services agreements and amendments thereto; all material communications received from or sent to the IRS, the Department of Labor or any other Governmental Authority (including a written description of any material oral communication) since January 1, 2021; and all amendments and modifications to any such document. The Seller has made available to Purchaser an executed, updated and duly adopted Code Section 125 “cafeteria” plan for CRFS, Inc.

(b) No Benefit Plan is, and neither the Company nor any of its ERISA Affiliates maintains, contributes to, or sponsors (or has ever maintained, contributed to, or sponsored), (i) a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code, (ii) an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code or otherwise invests in “employer securities” within the meaning of Section 409(l) of the Code, (iii) a “multiple employer plan” within the meaning and for purposes of Sections 4063, 4064 or 4066 of ERISA or Section 413 of the Code, (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (v) a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(c) No member of the Company Group nor any of their ERISA Affiliates has any plan or commitment to (i) establish, adopt or enter into any new Benefit Plan or (ii) modify or amend any Benefit Plan (except to the extent required by Law or as required by this Agreement).

(d) Each Benefit Plan has been established and administered in accordance with its terms, and in compliance in all material respects with the applicable provisions of applicable Laws, including ERISA and the Code. With respect to each Benefit Plan that is intended to qualify under Section 401(a) of the Code, such Benefit Plan, and its related trust, has received a determination letter (or opinion letters in the case of any prototype plans) from the IRS that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, and nothing has occurred with respect to the operation of any such Benefit Plan which could reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA or the Code. All amendments and actions required to bring the Benefit Plans into conformity in all material respects with all applicable provisions of ERISA, the Code and other applicable Laws have been made or taken except to the extent that such amendments or actions are not required by Law to be made or taken until a date after the Closing.

(e) There are no pending Actions or, to the Knowledge of the Seller, inquiries, audits, examinations or investigations pending or, to the Knowledge of the Seller, Actions, inquiries, audits, examinations or investigations that have been threatened, with respect to any Benefit Plan, other than ordinary and usual claims for benefits by participants and beneficiaries. No Benefit Plan has been the subject of an examination or audit by a Governmental Authority since January 1, 2021 or the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by the IRS, the Department of Labor or any other Governmental Authority since January 1, 2021. All contributions (including all employer contributions and employee salary reduction contributions) required to have been made with respect to current and former employees or independent contractors of the Company Group under any of the Benefit Plans (including contributions to any funds or trusts established thereunder or in connection therewith) have been made by the due date thereof and all contributions for any period ending on or before the Closing Date which are not yet due will have been paid or accrued prior to the Closing Date. There have been no non-exempt prohibited transactions (as defined in Section 406 of ERISA or Section 4975 of the Code) or breaches of fiduciary duty (as determined under ERISA) with respect to any Benefit Plan that could result in liability for any member of the Company Group.

(f) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payments or benefits becoming due or payable, or required to be provided, to any current or former employee, independent contractor, director, manager, officer, or other service provider of the Company Group (collectively, the “Company Providers”), (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such Company Provider, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation to such Company Provider, (iv) require any contributions or payments to fund any obligations under any Benefit Plan, or cause any member of the Company Group or any of their ERISA Affiliates to transfer or set aside any assets to fund any Benefit Plan, (v) limit or restrict the right to amend, terminate, or transfer the assets of, any Benefit Plan, or (vi) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available. Without limiting the generality of the foregoing, Section 4.13(f) of the Company Disclosure Letter sets forth each transaction bonus, change-in-control payment or other compensation or benefit payable to each Company Provider in connection with the consummation of the transactions contemplated hereby, either alone or in conjunction with any other event (whether contingent or otherwise), together with the value and a summary of the payment terms of each such bonus, payment, compensation or benefit.

(g) No Benefit Plan provides any post-employment or service health or other welfare benefits to any current or former employee or other service provider of the Company Group, other than health continuation coverage pursuant to COBRA at the sole expense of the employee or other service provider.

(h) The Seller and each member of the Company Group, and each applicable Benefit Plan, is in compliance with the Patient Protection and Affordable Care Act (the “ACA”) to the extent applicable, including compliance with all filing and reporting requirements, all waiting periods and the offering of affordable health insurance coverage to all employees who meet the definition of a full time employee under the ACA. Neither the Seller nor any ERISA Affiliate is liable or responsible for any assessable payment, taxes, or other penalties under Section 4980H of the Code or the ACA.

(i) No member of the Company Group nor any of their employees or independent contractors has incurred any liability (including as a result of any indemnification obligation) arising out of or related to Sections 409A or 457A of the Code with respect to a Benefit Plan, and no event has occurred or circumstance exists that would reasonably be expected to give rise to any such liability. All Benefit Plans satisfy all applicable requirements of Section 409A of the Code. No member of the Company Group has any actual or potential obligation to reimburse or otherwise “gross-up” any Person for any Taxes under Sections 409A, 457A or 4999 of the Code or otherwise.

(j) No amounts payable to any “disqualified individual” will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code or subject to an excise tax under Section 4999 of the Code as a result of the occurrence of the transactions contemplated by this Agreement, either alone or in conjunction with any other event (whether contingent or otherwise).

(k) Each Benefit Plan maintained outside of the United States (i) that is intended or required to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, (ii) has been registered to the extent required, and has been maintained in good standing with applicable regulatory authorities and, (iii) that is intended to qualify for special Tax treatment, meets all requirements for such treatment.

Section 4.14 Taxes.

(a) All material Tax Returns required to be filed by or with respect to any member of the Company Group have been timely filed (taking into account any applicable extensions) in accordance with all applicable Laws, and each such Tax Return is true, correct and complete in all material respects.

(b) All Taxes (other than Taxes of a de-minimis amount) required to be paid by or with respect to any member of the Company Group (whether or not shown on any Tax Return), or for which a member of the Company Group is otherwise liable, have been duly and timely paid.

(c) The Company Group Financial Statements and the Pre-Closing Statement reflect adequate accruals and reserves for all Taxes payable by the Company Group for all taxable periods or portions thereof accrued through the date of such Company Group Financial Statements and the Closing Date, respectively. The unpaid Taxes of the Company Group (i) did not, as of the Balance Sheet Date, exceed the accrued liability for Taxes (disregarding any accrued liability for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Group Financial Statements (rather than in any notes thereto) and (ii) will not, as of the Closing Date, exceed that accrued liability as adjusted for operations and transactions through the Closing in accordance with the past custom and practice of the Company Group in filing their Tax Returns.

(d) No deficiency or proposed adjustment for Taxes has been proposed, asserted or assessed by a Governmental Authority against or with respect to any member of the Company Group or any Tax Return thereof. No issue has been raised in any Tax Proceeding by any Governmental Authority which could be expected to recur or be asserted in a later taxable period that remains open to examination.

(e) No Tax Proceeding is currently pending, being conducted, or threatened in writing with respect to any Taxes of or Tax matters with respect to any member of the Company Group. No member of the Company Group has received any request for information from a Governmental Authority related to Tax matters. No member of the Company Group has commenced a “voluntary disclosure” or similar proceeding in any federal, state, local or non-U.S. jurisdiction that has not been fully resolved or settled. The Seller has made available to the Purchaser complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the members of Company Group.

(f) No member of the Company Group has been granted or been requested to grant any waiver or extension of any statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from any member of the Company Group for any taxable period, and no request for any such waiver or extension is currently pending. No member of the Company Group has requested an extension of time within which to file any Tax Return which Tax Return has not since been filed.

(g) Each member of the Company Group has, or has caused to be, duly and timely withheld, collected and paid over to the appropriate Governmental Authorities (or otherwise set aside in appropriate accounts for future payment when due) all Taxes (other than Taxes of a de-minimis amount) required to be so withheld, collected and paid over for all periods under all applicable Laws and has complied in all material respects with all Laws relating to the withholding, collection and remittance of Taxes and all Tax information reporting and record keeping requirements with respect thereto. All individuals providing services to any member of the Company Group are appropriately classified for employment Tax purposes.

(h) Each member of the Company Group has complied in all material respects with all applicable Laws regarding timely collecting and properly maintaining all resale certificates and other applicable documentation required to qualify for any exemption from the collection of any applicable sales and use Taxes and similar indirect Taxes. Each member of the Company Group has complied in all material respects with all applicable rules regarding the registration for, and collection and remittance of, goods and services, value-added, or similar Taxes.

(i) There are no Liens for Taxes upon the assets or properties of any member of the Company Group, other than Permitted Liens.

(j) The Seller has made available to the Purchaser complete and accurate copies of all material Tax Returns of the Company Group for each taxable period for which the statute of limitations for the assessment of any Taxes with respect thereto has not expired (taking into account any extensions or waivers thereof).

(k) Each member of the Company Group has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of income Tax under Section 6662 of the Code. No member of the Company Group has participated in any “reportable transaction” within the meaning of Section 6707A of the Code or Treasury Regulations Section 1.6011-4(b).

(l) No member of the Company Group has ever been (i) a “United States real property holding corporation” (within the meaning of Section 897(c)(2) of the Code), or (ii) a party to a transaction that is intended to qualify as a “reorganization” within the meaning of Section 368 of the Code or constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code), in a distribution intended to qualify under Section 355(a) of the Code.

(m) Each member of the Company Group is resident for Tax purposes only in the country in which it is incorporated. No member of the Company Group (i) is or has been subject to Tax in any country other than its country of incorporation by virtue of having a permanent establishment or other place of business or taxable presence in that jurisdiction or (ii) is treated as a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code or a domestic corporation as a result of the application of Section 7874(b) of the Code. No member of the Company Group conducts business in or derives income from any state, provincial, local, territorial or non-U.S. taxing jurisdiction other than those for which Tax Returns have been furnished or made available to the Purchaser.

(n) No Governmental Authority in a jurisdiction in which any member of the Company Group does not file Tax Returns with respect to a particular type of Tax has made a written claim to such member to the effect that such member is or may be required to file such Tax Returns or is or may be subject to Tax of such type in such jurisdiction.

(o) No member of the Company Group (i) is a party to, bound by, or obligated under any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (other than any commercial agreement or arrangement entered into in the ordinary course of business not primarily related to Taxes), (ii) is or was a member of any affiliated, consolidated, combined, unitary, or other group for Tax purposes, (iii) has any liability for Taxes of any Person other than a member of the Company Group under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), as transferee or successor, by Contract (other than any commercial agreement or arrangement entered into in the ordinary course of business not primarily related to Taxes) or otherwise, or (iv) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law), advance pricing agreement or other written agreement with a Governmental Authority regarding Taxes or Tax matters;

(p) No member of the Company Group will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) change in method of accounting before the Closing or use of an improper method of accounting for a Pre-Closing Tax Period (including any adjustments made pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Tax Law)), (ii) installment sale or open transaction disposition made before the Closing, (iii) intercompany transaction or excess loss account made or existing before the Closing as described in the Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law), (iv) prepaid amount accrued or received or deferred revenue (whether or not such deferral is elective) accrued, realized or recognized prior to the Closing (including pursuant to Sections 451(c), 455 or 456 of the Code, Treasury Regulations Section 1.451-8, IRS Revenue Procedure 2004-34 and IRS Notice 2018-35), (v) any agreement entered into with any Governmental Authority (including a “closing agreement” within the meaning of Section 7121 of the Code or “gain recognition agreement” entered into pursuant to Section 367 of the Code (or, in each case, any corresponding or similar provision of state, local or non-U.S. Tax Law)) before the Closing or (vi) ownership of “United States property” (within the meaning of Section 956(c) of the Code) acquired prior to the Closing by a member of the Company Group that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code).

(q) No member of the Company Group has any request (or is the subject of any request) for a ruling, administrative relief, technical advice, change of any method of accounting or special Tax incentive or any other request pending with any Governmental Authority relating to Taxes or Tax Returns of the Company Group. Each member of the Company Group is in compliance with all requirements, terms and conditions imposed in connection with any Tax rulings or agreements relating to Taxes or Tax Returns of the Company Group with any Governmental Authority to which such member is subject and any grant of special Tax incentives to such member. No member of the Company Group will be bound by any Tax ruling or agreements relating to Taxes following the Closing. No power of attorney granted by any member of the Company Group with respect to Taxes will remain in force following the Closing.

(r) No member of the Company Group has made an election pursuant to Section 965(h) of the Code.

(s) The terms of all intercompany transactions between or among members of the Company Group are, and at all times have been, compliant in all material respects with all applicable transfer pricing Laws.

(t) No member of the Company Group is or ever has been a party to any joint venture, partnership or other arrangement or Contract treated as a partnership for Tax purposes.

(u) No member of the Company Group (and no affiliated, consolidated, combined, unitary or other Tax group of which any member of the Company Group is or was (for any taxable period beginning on or after January 1, 2020) a member) has deferred the payment of any Tax or claimed or received any Tax refund or credit pursuant to the CARES Act, any similar statutory relief or pursuant to any written agreement with a taxing authority that remains unpaid.

(v) No member of the Company Group has any obligations in respect of escheat or abandoned property.

(w) Section 4.14(w) of the Company Disclosure Letter sets forth each member of the Company Group with respect to which an entity classification election has been made pursuant to Treasury Regulations Section 301.7701-3(c) (and with respect to each such member and each such election, the effective date of such election and the classification elected pursuant thereto). Except for the entity classification elections set forth in Section 4.14(w) of the

Company Disclosure Letter, no entity classification election pursuant to Treasury Regulations Section 301.7701-3(c) has been made with respect to any member of the Company Group.

Section 4.15 Real Properties.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all Leased Real Property. A member of the Company Group has good and valid title to the leasehold estate under each Real Property Lease free and clear of all Liens, other than Permitted Liens. The Seller has made available to the Purchaser correct and complete copies of each Real Property Lease. Each Real Property Lease is a valid and binding obligation of the member of the Company Group party thereto, is in full force and effect and is enforceable against such member of the Company Group and, to the Knowledge of the Seller, against the other party or parties thereto, subject to the Enforceability Exceptions. No member of the Company Group, nor to the Knowledge of the Seller, any other party or parties thereto, is in material breach, violation of or default under any Real Property Lease, no written notice alleging a material uncured default has been sent or received by any member of the Company Group in connection with any Real Property Lease, and to the Knowledge of the Seller, no condition or circumstance exists that, with the giving of notice or passage of time or both, would constitute a material breach or default thereunder, or permit the termination, modification or acceleration of rent under such Real Property Lease.

(b) No member of the Company Group owns any real property.

(c) To the Knowledge of the Seller, there are no pending or threatened condemnation, Actions, or foreclosure proceedings relating to any of the Leased Real Property.

(d) Section 4.15(d) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all leases, subleases and licenses under which any member of the Company Group has leased, licensed, subleased or granted any other use or occupancy right over Leased Real Property to any Person. No member of the Company Group, nor, to the Knowledge of the Seller, any other party or parties thereto, is in material breach, violation of or default under any lease listed on Section 4.15(d) of the Company Disclosure Letter.

(e) All of the land, buildings, structures and other improvements used in the operation of business of the Company Group as currently conducted are included in the Leased Real Property.

(f) All buildings and all improvements located on the Leased Real Property and the heating, ventilation, air conditioning, plumbing and electrical systems are in a state of good maintenance and repair and in a condition adequate and reasonably suitable for the conduct therein of the business of the Company Group as currently conducted.

(g) To the Knowledge of the Seller, the Leased Real Property is in compliance in all material respects with all applicable Laws, including building, zoning, subdivision, health and safety and other land use and building codes, ordinances, statutes or laws, including the Americans with Disabilities Act of 1990, and the Company Group has not written received notice of violation of any such Laws which have not heretofore been cured or corrected.

Section 4.16 Intellectual Property.

(a) The Company Group owns or otherwise has the valid and enforceable right to use the Intellectual Property used or held for use in or necessary to conduct its business as currently conducted. Section 4.16(a) of the Company Disclosure Letter sets forth true, correct and complete list of all of the following Owned Intellectual Property to the extent it consists of Registered Intellectual Property: (A) Patents, (B) Trademarks, (C) Copyrights and (D) Internet Addresses. Section 4.16(a) of the Company Disclosure Letter also sets forth a true, correct and complete list of the following Owned Intellectual Property: (X) material unregistered Trademarks used by the Company Group to market the Company Group’s products and services and (Y) Software constituting or incorporated in the Company Group’s products and services. Section 4.16(a) of the Company Disclosure Letter also sets forth a true, correct and complete list, by business unit, of all of the products and services of the Company Group (i) currently sold or made available for sale, (ii) sold or made available for sale within the past thirty-six (36) months and (iii) planned to be sold or made available for sale within the next twelve (12) months.

(b) The Company Group has not breached and is not in breach of, and to the Knowledge of the Seller, no other party thereto has breached or is in breach of, any of the Contracts governing any Third Party Intellectual Property.

(c) Except as specifically set forth on Section 4.16(c) of the Company Disclosure Letter, the Company Group has valid title to the Owned Intellectual Property and is the sole and exclusive legal and beneficial owner of all rights, title and interests in and to the Owned Intellectual Property and the Owned Intellectual Property is free of all payment obligations and other Liens (other than Permitted Liens). The Seller and its Affiliates (other than the Company Group) do not own any Intellectual Property used or held for use in, practiced by, or necessary for the operation of the actual or proposed business of the Company Group. There has been, and there is, no Action, Order or, to the Knowledge of the Seller, examination or investigation that has been asserted, is pending or, to the Knowledge of the Seller, is threatened that prohibits or restricts, or would prohibit or restrict, the Company Group from any use or any other exploitation of the Owned Intellectual Property. No Person has any exclusive or sole license under any of the Owned Intellectual Property.

(d) No member of the Company Group is legally bound by any Contract or other obligation under which the occurrence of the Closing would (i) obligate any member of the Company Group, or Purchaser or any of its Affiliates, to license, or otherwise grant rights or result in the grant of rights to any other Person in, any Intellectual Property, (ii) entitle any Person to a release of any source code escrow, (iii) result in any Lien on the Owned Intellectual Property or any member of the Company Group’s rights in any Third Party Intellectual Property, (iv) result in the loss or impairment of the Company Group’s rights to own or use any Owned Intellectual Property or Third Party Intellectual Property or (v) otherwise increase any burdens or decrease any rights relating to the Owned Intellectual Property or Third Party Intellectual Property.

(e) IP Development.

(i) Non-Employee IP Developments. Section 4.16(e)(i)(1) of the Company Disclosure Letter sets forth with respect to all Owned Intellectual Property that was not developed or created by the employees of the Company Group (e.g., by consultants, independent contractors, and non-employee founders, directors, officers, shareholders, as well as employees of the Company Group while not acting in the capacity of an employee of the Company Group), the developer or creator of such Owned Intellectual Property, along with the corresponding Contract between the developer or creator and the Company Group. Each founder prior to the establishment of any member of the Company Group, and any other Person engaged directly or indirectly by any member of the Company Group to develop any material Intellectual Property related to any member of the Company Group, its products, or technology, was not under any obligation or bound by any agreement to assign (including by operation of law) or license such Intellectual Property to any Person other than a member of the Company Group; except in the case of students or academics engaged by a university and provided that in each such case all such Intellectual Property was assigned or licensed to the Company pursuant to a Contract listed on Section 4.16(e)(i)(2) of the Company Disclosure Letter.

(ii) Non-Employee IP Agreement Execution. Except as specifically set forth on Section 4.16(e)(ii) of the Company Disclosure Letter, the Company Group has obtained a written assignment that contains reasonable confidentiality obligations and assigns to the Company Group, from each consultant, independent contractor, and non-employee founder, director, officer, shareholder or other non-employee who conceived, authored, invented, developed, reduced to practice or otherwise contributed to material Intellectual Property (including any Intellectual Property used or held for use in or necessary for the development, manufacture, commercialization or other exploitation of any of the Company Group’s products or services) for or on behalf of the Company Group all rights, title and interests in and to such Intellectual Property.

(iii) Employee IP Agreement Execution. Except as specifically set forth in Section 4.16(e)(iii) of the Company Disclosure Letter, (1) each former and current employee has executed a customary confidentiality agreement, and (2) each former and current employee who conceived, authored, invented, developed, reduced to practice or otherwise contributed to material Intellectual Property (including any Intellectual Property used or held for use in or necessary for the development, manufacture, commercialization or other exploitation of any of the Company Group’s products or services) for or on behalf of the Company Group has executed an agreement wherein such employee assigned to a member of the Company Group all rights, title and interests in and to such Intellectual Property.

(iv) Employee IP Assignment Agreements. Section 4.16(e)(iv) of the Company Disclosure Letter sets forth all Contracts (or if no Contract exists, the name and duties of each such employee) in which the assignment or confidentiality obligations of employees do not conform in all but de-minimis respects to the form Contracts made available by the Company to the Purchaser.

(v) Non-Employee IP Assignment Agreements. To the extent not already listed on Section 4.16(e)(i) of the Company Disclosure Letter, Section 4.16(e)(v) of the Company Disclosure Letter sets forth all Contracts relating to the assignment or confidentiality obligations of each consultant, independent contractor, non-employee founder, director, officer, shareholder or other non-employee engaged to conceive, author, invent, develop, reduce to practice or otherwise contribute to material Intellectual Property (including any Intellectual Property used or held for use in or necessary for the development, manufacture, commercialization or other exploitation of any of the Company Group’s products or services) on behalf of the Company Group.

(f) Registered Intellectual Property. All necessary registration, maintenance, renewal, application, filing, examination, maintenance and annuity fees and Taxes have been paid, all legal requirements applicable to post-filing and post-registration maintenance (including the timely post-registration filing of affidavits of use and incontestability and renewal applications with respect to Trademarks), and all necessary documents have been filed, in connection with the Registered Intellectual Property of the Company Group listed in Section 4.16(a) of the Company Disclosure Letter. Section 4.16(f) of the Company Disclosure Letter sets forth a true, correct and complete list of any maintenance fees or actions that fall due within six (6) months after the Closing with respect to the Registered Intellectual Property listed in Section 4.16(a) of the Company Disclosure Letter (it being understood that the Company shall provide such schedule on the date hereof that is based on the Company’s estimate of when the Closing will occur and an updated version of such schedule five (5) Business Days prior to the Closing). In connection with the Registered Intellectual Property included in the Owned Intellectual Property, all registrations are in force and all applications for the same are pending in good standing and, in each case, without any adverse Action or, to the Knowledge of the Seller, examination or investigation pending or, to the Knowledge of the Seller, threatened to be brought by or before the Governmental Authority in which the registrations or applications are issued or filed and the Company Group has not received any notice of abandonment or cancellation of any such Registered Intellectual Property. No loss or expiration of any Owned Intellectual Property is pending, reasonably foreseeable or threatened in writing to any member of the Company Group, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company Group, including failure by the Company Group to pay any required maintenance fees).

(g) Validity. The Owned Intellectual Property is subsisting, valid, and enforceable.

(h) Outbound Licenses and Rights. Section 4.16(h) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts under which any member of the Company Group has licensed or otherwise granted rights in or covenants not to assert rights in, or other standstill arrangements relating to, any of the Owned Intellectual Property to any Person (provided that non-exclusive licenses (excluding licenses for source code) issued to customers of the Company Group for use of the Company Group’s products or issued to distributors of the Company Group’s products on behalf of the Company Group, in each case, in the ordinary course of business consistent with past practice shall not be required to be set forth in Section 4.16(h) of the Company Disclosure Letter, provided, further, that they shall nonetheless be deemed to be set forth in Section 4.16(h) of the Company Disclosure Letter) (all such Contracts required to be listed or deemed to be listed in Section 4.16(h) of the Company Disclosure Letter, collectively, the “Outbound Licenses”). Section 4.16(h) of the Company Disclosure Letter also sets forth separately a true, correct and complete list of all of the following related to the Owned Intellectual Property: (i) any sublicensing rights granted to any Person (other than non-exclusive sublicensing rights granted to resellers in the ordinary course of business consistent with past practice); (ii) any source code escrow or other form of delivery or disclosure of any source code to or for the benefit of any Person or any obligation to do any of the foregoing; or (iii) other than non-exclusive licenses (excluding licenses for source code) granted to distributors of the Company Group’s products on behalf of the Company Group in the ordinary course of business consistent with past practice, any other Contracts that give other Persons the right to use, market or otherwise exploit or commercialize any of the Owned Intellectual Property, or related Company Group products or services or any obligation to do any of the foregoing. Without limiting the foregoing, except as set forth on Section 4.16(h) of the Company Disclosure Letter, neither the Company Group nor any of its sublicensees have licensed or otherwise authorized any Person to copy, distribute, modify, decompile or prepare derivative works of any Software within the Owned Intellectual Property.

(i) No Violation of Rights.

(i) No founders or former or current employees of any member of the Company Group, and no Persons who have performed services for any member of the Company Group, have, misused, infringed, wrongfully disclosed, misappropriated or otherwise violated, or are currently misusing, infringing, wrongfully disclosing, misappropriating or otherwise violating, any Trade Secrets, Copyrights, Data Rights, or Software that are Owned Intellectual Property.

(ii) To the Knowledge of the Seller, no other Person has infringed, wrongfully disclosed, misappropriated or otherwise violated, or is currently infringing, wrongfully disclosing, misappropriating, or otherwise violating, any Owned Intellectual Property.

(iii) To the Knowledge of the Seller, no Person has used or is using any Owned Intellectual Property or Third Party Intellectual Property in violation of an agreement with any member of the Company Group.

(iv) Immediately after the Closing, the Company Group will continue to have sole rights to bring actions for infringement, wrongful disclosure, misappropriation or other violation of the Owned Intellectual Property, including all rights for past and future damages.

(v) No member of the Company Group has commenced or, to the Knowledge of the Seller, threatened any Action, or asserted any allegation or claim, against any Person for infringement, wrongful disclosure, misappropriation or other violation of the Owned Intellectual Property or breach of any Contract involving the Owned Intellectual Property or Third Party Intellectual Property.

(j) No Violation of Third Party Rights. None of the former or current conduct of the Company Group’s business, former or current products or services of the Company Group’s business or the Company Group’s former or current creation, manufacture, importation, use, license, sale, distribution or other transfer of the Company Group’s products or services, or a Company Group customer’s or supplier’s use or distribution of the Company Group’s products or services, has infringed, misappropriated or otherwise violated or infringes, misappropriates or otherwise violates any other Person’s Intellectual Property (with respect to Patents, only with respect to infringement within the past six (6) years). The Company Group has not received written notice or oral notice, of any written allegation or claim or pending or, to the Knowledge of the Seller, threatened Action or oral allegation or claim, in each case, in which any Person alleges that the Company Group, the Owned Intellectual Property, the Third Party Intellectual Property or a Company Group customer’s or supplier’s manufacture, importation, use, license, sale, distribution or other transfer of the Company’s products or services has violated, infringed, wrongfully disclosed or misappropriated any Person’s Intellectual Property rights. There have been no disputes, and are no pending disputes, between any member of the Company Group and any other Person relating to the Owned Intellectual Property or the Third Party Intellectual Property or relating to a Company Group product or service with respect to infringement, wrongful disclosure, misappropriation or other violation of another Person’s Intellectual Property.

(k) Confidentiality. The Company Group has taken all necessary steps to protect and preserve Trade Secrets and other proprietary and confidential information included in the Owned Intellectual Property. The Company Group has taken all necessary steps to comply with all duties of the Company Group to protect the confidentiality of proprietary and confidential information provided to the Company by any other Person. None of the current or former employees, consultants or independent contractors of the Company Group or any other Persons has violated any agreements under which (i) any such Person has a confidentiality obligation to any member of the Company Group or (ii) any member of the Company Group has agreed to keep confidential any information of another Person.

(l) Inbound Licenses and Rights. Section 4.16(l)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts under which any Person licensed, sublicensed, granted a covenant not to assert, granted any other rights in, or created any standstill arrangements relating to, any Intellectual Property to any member of the Company Group (provided that any licenses for Internally Used Software having a replacement cost of less than $25,000 per annum and Open Source Software Agreements shall not be required to be set forth in, but shall be deemed to be set forth in, this Section 4.16(l) of the Company Disclosure Letter) (collectively, the “Inbound Licenses”). Section 4.16(l)(ii) of the Company Disclosure Letter also sets forth separately a true, correct and complete list of all of all Inbound Licenses under which any member of the Company Group is or may be required to pay any Person any royalty, per-sale fee, per-unit fee or other fee tied to sales or revenue metrics for products or services that have been sold or otherwise distributed to customers. Except as set forth on Section 4.16(l)(iii) of the Company Disclosure Letter, no member of the Company Group receives a license under any Patent that covers any products or services of the Company Group that have been sold or otherwise distributed to customers or is otherwise required for making, using, selling, offering to sell or importing the same. No past or current products or services sold or otherwise distributed by any member of the Company Group, or any new or updated versions of past or current products or services of any member of the Company Group, use or otherwise practice any claims of any of the Patents set forth on Section 4.16(l)(iv) of the Company Disclosure Letter. No member of the Company Group has paid, or has been required to pay, any royalties, per-sale fees, per-unit fees or other fees tied to sales or revenue metrics in connection with any Contracts set forth on Section 4.16(l)(v) of the Company Disclosure Letter.

(m) Intellectual Property Settlement Agreements. Section 4.16(m) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts (other than those already disclosed as Outbound Licenses or Inbound Licenses) relating to the settlement of any Intellectual Property-related dispute between any member of the Company Group and any Person (collectively, the “Intellectual Property Settlement Agreements”).

(n) Intellectual Property Acquisition Agreements. Section 4.16(n) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts (other than Outbound Licenses, Inbound Licenses, and Intellectual Property Settlement Agreements and Contracts scheduled or deemed to be scheduled under Section 4.16(e)) under which any member of the Company Group acquired or transferred ownership of any Intellectual Property (e.g., asset purchase agreements, or agreements effecting a merger with or acquisition of any Person) (collectively, the “Intellectual Property Acquisition Agreements”).

(o) No Special Adverse Circumstances.

(i) Except as set forth on Section 4.16(o)(i) of the Company Disclosure Letter, no member of the Company Group has been or is a member of, or has been or is obligated to license or disclose any Intellectual Property to, any official, contractual or de facto standards setting or similar organization or to any such organization’s members (a “Standards Body”). None of the Company Group’s products or services implement or are based on any standards issued, required or controlled by any Standards Body for which a license is required, and no member of the Company Group is obligated to grant, or offer to grant, any rights or licenses under any Owned Intellectual Property with respect to any such standards.

(ii) Except as set forth on Section 4.16(o)(ii) of the Company Disclosure Letter, none of the Software within, incorporated or integrated in, linked, or called by, or used, distributed or otherwise made available with, the Owned Intellectual Property or the products or services of the Company Group (the “Company Software”) is, in whole or in part, both (A) subject to the provision of any open source Software agreement or other similar license agreement (each, an “Open Source Software Agreement”), including any agreement that may require any portion of such Software or Company Software to be made available without charging any fee or more than a nominal fee, may require any member of the Company Group to permit preparing derivative works based on such Software or Company Software, may require making available any source code for any portion of such Software or Company Software, granting any licenses to or agreeing to not enforce any Intellectual Property, or may impose any other material limitation, restriction or condition on any member of the Company Group with respect to any Company Software or any Intellectual Property, including with respect to any use, licensing, distribution, enforcement, or commercialization or other exploitation of such Company Software or Intellectual Property and (B) directly or indirectly incorporated or integrated into, or linked, or called by any Company Software or used, distributed or otherwise made available in a manner that would trigger any of the aforementioned obligations under such Open Source Software Agreement or other license agreement with respect to Owned Intellectual Property. The Company Group has satisfied all conditions for its licensing, use and distribution of Software licensed under any Open Source Software Agreement and has complied with all Open Source Software Agreements, including all attribution and copyright notice requirements. Without limiting the foregoing, no member of the Company Group has taken any action or failed to take any action required under any Open Source Software Agreement in a manner that would result in the loss or termination of any member of the Company Group’s license to the Software licensed under such Open Source Software Agreement.

(p) Government Contracts Intellectual Property.

(i) Except as set forth in Section 4.16(p)(i) of the Company Disclosure Letter, no Governmental Authority has rights in any Owned Intellectual Property other than “Limited Rights” in “technical data” and/or “Restricted Rights” in “Computer Software” (as each term is defined in FAR 52.227-14 and DFARS 252.227-7013 and -7014), or “SBIR/STTR Technical Data Rights” or “SBIR/STTR Computer Software Data Rights” in “technical data” or “Computer Software” respectively (as each term is defined in Small Business Innovation Research and Small Business Technology Transfer Program Policy Directive effective as of May 3, 2023). No member of the Company Group or the Seller has granted any Person other than a Governmental Authority any rights in any Owned Intellectual Property in connection with a member of the Company Group’s performance of any Government Contract. No member of the Company Group has received any communications from a Governmental Authority, including inquiries, request for information, or challenges pursuant to FAR 52.227-14(e) or DFARS 252.227-7037, requesting an explanation or justification for any restrictive markings included on any Owned Intellectual Property.

(ii) The Company Group has taken all steps required under any Government Contracts to protect the Company Group’s rights in and to any Owned Intellectual Property. Without limiting the foregoing, the Company Group timely listed all technical data and Computer Software to be furnished with less than “Unlimited Rights” in any required assertions table, and included the proper and required restrictive legends on all copies of any technical data, Computer Software, Computer Software documentation, and other Intellectual Property delivered under any Government Contract, in each case as required in order to fully preserve all rights of the Company Group in such Intellectual Property, and all such markings and rights were properly asserted and justified under the Government Contracts.

(iii) There are no restrictions on any member of the Company Group’s use of any Intellectual Property developed or otherwise created by the Company Group, or delivered to a Governmental Authority, under any Government Contract for purposes outside of the scope of that Government Contract.

(iv) Section 4.16(p)(iv) of the Company Disclosure Letter sets forth a true, correct and complete list of material technical data and Computer Software to which any member of the Company Group has granted a Governmental Authority “SBIR/STTR Technical Data Rights” or “SBIR/STTR Computer Software Data Rights” as those terms are defined in the Small Business Innovation Research and Small Business Technology Transfer Program Policy Directive effective as of May 3, 2023 and for each item of such technical data and Computer Software, the year that the “SBIR/STTR Protection Period” ends.

(v) Except as set forth in Section 4.16(p)(v)(A) of the Company Disclosure Letter, no member of the Company Group has conceived or first actually reduced to practice any “invention” (as that term is defined in 48 C.F.R. § 52.227-11) in performance of any Government Contract. Except as set forth in Section 4.16(p)(v)(B) of the Company Disclosure Letter, the Company Group has disclosed to the applicable Governmental Authority, elected to retain title to, and filed patent application(s) for, any such invention within the time period required by the Government Contract under which such invention was conceived or first actually reduced to practice.

Section 4.17 Contracts.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each of the following Contracts to which a member of the Company Group is a party, together with all amendments and supplements thereto (each, whether or not set forth on Section 4.17(a) of the Company Disclosure Letter, a “Material Contract”):

(i) any that involved individual or aggregate payments or consideration of more than $5,000,000 in the twelve (12)-month period ended June 30, 2024, or is expected to involve individual or aggregate payments or consideration of more than $5,000,000 in the twelve (12)-month period ending June 30, 2025, for goods and services furnished by such member of the Company Group or for goods and services furnished to such member of the Company Group;

(ii) any Contract (other than purchase orders that (x) involved individual or aggregate payments or consideration of not more than $2,000,000 in the twelve (12)-month period ended June 30, 2024, or expected to involve individual or aggregate payments or consideration of not more than $2,000,000 in the twelve (12)-month period ending June 30, 2025 or (y) are otherwise set forth in Section 4.17(a) of the Company Disclosure Letter) with a Material Customer or Material Supplier;

(iii) any Real Property Lease;

(iv) any Contract outside of the ordinary course of business under which any member of the Company Group has continuing material indemnification obligations to any third Person;

(v) any Contract for capital expenditures involving payments of more than $500,000, in the aggregate, by or on behalf of any member of the Company Group;

(vi) any Contract involving a joint venture or strategic alliance or partnership agreement or other sharing of profits, losses, costs or liabilities, or pursuant to which any member of the Company Group has any ownership interest in any Person (other than another member of the Company Group) or business enterprise;

(vii) any Contract that imposes product development, product enhancement or product customization obligations on any member of the Company Group;

(viii) any Contract relating to the creation, incurrence, assumption or guarantee of Indebtedness in an amount of more than $5,000,000, individually, or that imposes a Lien (other than Permitted Liens) on any material assets of the Company Group;

(ix) any Contract containing covenants by any member of the Company Group (including any such Contract that would be applicable to the Purchaser or its Affiliates following the Closing) not to (A) compete with any Person, (B) engage in any line of business or activity in any geographic region, or (C) sell any products or services to, or obtain any products or services from, any Person in any geographic region;

(x) any Contract (including any such Contract that would be applicable to the Purchaser or its Affiliates following the Closing) containing (A) any “most favored nations” terms and conditions granted by any member of the Company Group to any Person or (B) any put, call, exclusivity, right of first refusal, rights of first negotiation or right of first offer or similar right granted by any member of the Company Group to any Person;

(xi) any Contract evidencing an outstanding loan, advance or investment by any member of the Company Group to or in any Person (other than any other member of the Company Group), other than trade receivables and advances to employees for normally incurred business expenses arising in the ordinary course of business consistent with past practice;

(xii) any Order or settlement or conciliation agreement with any Governmental Authority that imposes any current, conditional or future obligations on a member of the Company Group;

(xiii) any Government Contract involving payments to or from any member of the Company Group in excess of $2,500,000 per annum;

(xiv) any Contract that contains a right of termination, default or consent or any payment obligations that would be triggered by the consummation of the Transactions;

(xv) any Contract involving the sale, transfer or acquisition of any business (x) entered into or consummated by any member of the Company Group since January 1, 2019 involving consideration in excess of $5,000,000 or (y) under which any member of the Company Group has continuing material payment, indemnification or other obligations to any third Person;

(xvi) any Contract that licenses any Person to manufacture or reproduce any of the Company Group’s products, services or technology;

(xvii) any Contract that involves payments based, in whole or in part, on profits, revenues, fee income or other financial performance measures of the Company Group;

(xviii) to the Seller’s Knowledge, any Contract that provides for liquidated damages or penalties that are payable by a member of the Company Group in excess of $5,000,000; and

(xix) any Company Group IP Agreement.

(b) The Seller has made available to the Purchaser a correct and complete copy of each Material Contract. Each Material Contract is in full force and effect in accordance with its respective terms and is a legal, valid and binding agreement of the applicable member of the Company Group and, to the Seller’s Knowledge, each other party or parties thereto. No member of the Company Group is in default under or in breach of, or in receipt of any written notice of any default or breach under, any Material Contract in any material respect, nor, to the Seller’s Knowledge, does any condition exist that with notice or lapse of time or both would reasonably be expected to result in a default or breach thereunder in any material respect. To the Seller’s Knowledge, the other party or parties to each Material Contract are not in default of the terms of such Material Contract in any material respect. As of the date hereof, no member of the Company Group has received written notice that any party to a Material Contract intends to cancel, not renew or terminate such Material Contract.

Section 4.18 Customers and Suppliers.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, for the twelve (12)-month period ended June 30, 2024, of (i) the twenty (20) largest customers of goods and services of the Company Group (taken as a whole), in each case measured by the revenue earned by the Company Group (taken as a whole) during such twelve (12)-month period in respect of goods and services provided to each such customer (the “Material Customers”), and (ii) the twenty (20) largest suppliers of goods and services to the Company Group (taken as a whole), in each case measured by the expenditure by the Company Group (taken as a whole) during such twelve (12)-month period in respect of goods and services provided by each such supplier (the “Material Suppliers”).

(b) To the Knowledge of the Seller (x) neither the execution and delivery of the Transaction Documents nor the consummation of the Transactions will have a material effect on the relationship of any member of the Company Group with any Material Customer or Material Supplier that is negative or detrimental to the Company Group; and (y) no Material Customer or Material Supplier has threatened in writing or, to the Knowledge of the Seller, orally to terminate or modify the relationship of such Material Customer or Material Supplier, as applicable, with the Company Group in any manner materially adverse to the Company Group.

Section 4.19 Environmental.

(a) The Company Group, and its ownership, occupation and use of any Real Property are, and since January 1, 2019, have been, in compliance in all material respects with all applicable Environmental Laws. There has been no material release or disposal of any Hazardous Substance by, at the direction of, for or on behalf of any member of the Company Group from, at, on or under any Real Property in a manner that would reasonably be expected to result in material liability under Environmental Law for any member of the Company Group. No member of the Company Group has received any written notice of a pending investigation of any member of the Company Group by a Governmental Authority with respect to any potential material non-compliance with any Environmental Law or environmental Permit or of a claim, summons, Order, or other written communication alleging material non-compliance by any member of the Company Group with any Environmental Laws or environmental Permit from any Governmental Authority or other third Person. No member of the Company Group or any Leased Real Property is subject to any Order by a Governmental Authority with respect to any

Hazardous Substance cleanup or violation of Environmental Laws. No member of the Company Group has received any written notice alleging that it has a material liability pursuant to Environmental Laws in connection with any location where its wastes have come to be disposed.

(b) Each member of the Company Group is in possession of all Permits required pursuant to Environmental Laws necessary to carry on such Person’s business as it is currently being conducted in all material respects, each such Permit is valid and in full force and effect, no member of the Company Group has received written notice of any pending or threatened material adverse change in the status or terms and conditions of any such Permit and no member of the Company Group is in violation in any material respect of any such Permit.

(c) To the Knowledge of the Seller, the Seller has made available to the Purchaser correct and complete copies of all material environmental reports, studies, audits, and other similar material documents with respect to the business or assets of the Company Group or any Real Property currently or formerly in the possession or control of any member of the Company Group related to compliance with Environmental Laws or the release of Hazardous Substances, together with any material documents concerning the Company Group’s estimates of its anticipated future costs of remediation or capital expenditures related to Environmental Laws, that are in the possession or reasonable control of the Seller or members of the Company Group.

Section 4.20 Affiliate Transactions. Section 4.20 of the Company Disclosure Letter sets forth all Affiliate Agreements in effect as of the date hereof. A correct and complete copy of each Affiliate Agreement, as in effect as of the date hereof, has been made available to the Purchaser. No equityholder (other than a member of the Company Group), director, officer or employee of any member of the Company Group or Affiliate of any member of the Company Group (which Affiliate is not itself a member of the Company Group) nor any spouse or child of any of such Persons, nor any legal entity in which any of such Persons has an economic interest (a) owns any property or right, tangible or intangible, that is used in the conduct of the business of such member of the Company Group, (b) has any cause of action against such member of the Company Group, (c) owes any amount of money to, or is owed any amount of money by, such member of the Company Group, or (d) is a party to or the beneficiary of any Contract with such member of the Company Group; except in each case for compensation and benefits payable to directors, officers and employees in their capacity as such.

Section 4.21 Insurance. Section 4.21 of the Company Disclosure Letter sets forth a true, correct and complete list of all insurance policies held by any member of the Company Group as of the date hereof (collectively, the “Company Group Insurance Policies”), including the policy term, type of coverage, claims-made or occurrence-based, deductible and coverage limit of each such insurance policy and a statement of the aggregate amount of claims pending, under each such insurance policy. Correct and complete copies of the Company Group Insurance Policies have been made available to the Purchaser. (a) All Company Group Insurance Policies are legal, valid, binding, enforceable and in full force and effect and shall continue to be legal, valid, binding, enforceable and in full force and effect following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing, (b) all premiums due and payable in respect of such insurance policies have been timely paid and the Company Group is not liable for any retroactive premiums or similar payments in all material respects, and (c) no member of the Company Group has reached or exceeded its policy limits for any such insurance policies. The Company Group has complied in all material respects with the provisions of each Company Group Insurance Policy under which it is the insured party and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default or permit termination, modification or acceleration, under such policy. No member of the Company Group has received any written notice of cancellation or non-renewal of any Company Group Insurance Policy nor, to the Knowledge of the Seller, is the termination of any Company Group Insurance Policy threatened. There is no claim by any member of the Company Group pending under any Company Group Insurance Policy as to which coverage has been denied or disputed. The Company Group has not received notice from any of its insurance carriers that any insurance coverage presently provided for will not be available to the Company Group in the future on similar terms as now in effect (excepting general market pricing increases and coverage limitations) and the Company Group does not maintain any self-insurance. The Company Group Insurance Policies are reasonable, appropriate and sufficient to comply with applicable Law and Material Contracts to which the Company Group is party.

Section 4.22 Assets. A member of the Company Group has good, marketable and valid title to, free and clear of all Liens, or holds pursuant to valid and enforceable leases or license, all of the tangible personal property and assets that are reflected on the Company Group Balance Sheet or acquired after the Balance Sheet Date, subject to Permitted Liens and except for immaterial dispositions of such property and assets by a member of the Company Group in the ordinary course of business consistent with past practice. The material equipment included in the assets reflected on the Balance Sheet Date is in reasonably good operating condition and repair, subject to normal wear and tear. The inventory of the members of the Company Group is in all material respects merchantable and fit for the purpose for which it was procured or manufactured, and is not obsolete, damaged or defective in any material respect. The assets owned, leased, licensed or otherwise used by the members of the Company Group immediately following the Closing will constitute all of the assets necessary or used to operate their respective businesses substantially in the same manner as they have been operated immediately prior to the date hereof. The Seller and its Affiliates (other than the Company Group) do not own any assets used in (or held for use in) the operation of the business of the Company Group.

Section 4.23 Product Liability. Since the Lookback Date, except as would not be materially adverse to the Company Group, taken as a whole: (a) no product or product line was or is being sold, manufactured, distributed or marketed by any member of the Company Group with defects in the design, construction or methods of manufacture that has resulted in or would reasonably be expected to result in a regulatory Action, inquiry, audit, examination or investigation, voluntary recall by or liability against any member of the Company Group; (b) there was and is no ongoing, threatened (in writing) or settled claim, Action or other proceeding or warranty claim (whether resolved or outstanding) with respect to any product or product line sold, manufactured, distributed or marketed by any member of the Company Group (including claims regarding any failure to warn or alleged breach of express or implied warranty or representation or that any such product or product line failed to perform and/or operate in conformity with its documentation or warranty, or experienced, suffered, caused or produced any malfunction, defect, error, data loss or breakdown in operation or caused or produced any damage to any computer system or otherwise); (c) each product or product line or any part or component used therein, that is or was sold by any member of the Company Group met and currently meets the requirements of any applicable code and operates substantially in accordance with the applicable specifications and documentation of the Company Group relating to such product or product line; and (d) no member of the Company Group has received any notice from any Governmental Authority with respect to a product or product line or any part or component used therein, requiring a recall or field corrective action. Accurate and complete copies of all material correspondence received or sent by or on behalf of the Company Group, from or to any Governmental Authority with respect to any past, contemplated, or ongoing withdrawal, or suspension from the market of any product or services have been made available to the Purchaser. The Company Group is not currently investigating or considering a withdrawal or suspension from the market of any product or service.

Section 4.24 Anti-Corruption. Since January 1, 2019, no member of the Company Group or any employee, officer, director, or, to the extent that it would constitute a breach or violation of applicable Law by any member of the Company Group, any agent or representative or other Person acting for or on behalf of any member of the Company Group, has, directly or indirectly, (a) made or offered any unlawful payment, or offered or promised to make any unlawful payment, or provided or offered or promised to provide anything of value (whether in the form of property or services or in any other form), to any foreign or domestic government official or employee, any foreign political party or official or candidate for foreign political office, any official or employee of a Public International Organization, or to any finder, agent, or other party acting on behalf of or under the auspices of any Governmental Authority, Public International Organization or official or employee thereof, or to any other Person, for the purpose of (i) influencing any act or decision of any Person, (ii) inducing any Person to do or omit to do any act in violation of his or her lawful duties, (iii) securing any improper advantage or (iv) inducing any Person to influence or affect any act or decision of any Governmental Authority or Public International Organization, (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political or charitable activities, or (c) taken any other action or made any omission including the receipt of a bribe or unlawful cash or non-cash payment; in each case in violation of any Law applicable to any member of the Company Group governing corrupt practices, money laundering, anti-bribery or anticorruption or that otherwise prohibits payments to any government or public officials or any other Person, including, if applicable, the FCPA, the UK Bribery Act 2010, and any Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (all such Laws, “Anticorruption Laws”). Since January 1, 2019, none of the Seller, or any member of the Company Group has, in connection with the business or operations of the Company Group, (i) disclosed to any Governmental Authority that a member of the Company Group has violated or may have violated any Anticorruption Laws; (ii) been subject to any investigation by any Governmental Authority related to compliance with Anticorruption Laws; or (iii) received any written or, to the Knowledge of the Seller, oral notice, in either case in connection with any actual or potential violation of Anticorruption Laws.

Section 4.25 Trade Laws.

(a) Section 4.25(a) of the Company Disclosure Letter sets forth the active and unexpired registrations, export permits, and/or licenses of the Company Group that are currently in effect with the Directorate of Defense Trade Controls, U.S. Department of State, under the International Traffic in Arms Regulations, and/or the Bureau of Industry and Security, U.S. Department of Commerce, under the Export Administration Regulations, and/or the Export Control Joint Unit (ECJU) of the Department for Business and Trade of the Government of the United Kingdom, and/or have been issued by any applicable U.S. or non-U.S. Governmental Authority under Export Control Laws.

(b) The Company Group is, and since January 1, 2019 has been, in compliance in all material respects with all applicable Export Control Laws and Import Laws.

(c) Since January 1, 2019, the Company Group has: (i) obtained all required registrations, authorizations, licenses, or approvals from all Governmental Authorities pertaining to its export, import or manufacturing activities; (ii) prepared and filed customs entry declarations with the appropriate customs authorities in the United States and other countries, which such customs entry declarations, individually and in the aggregate, are complete and accurate in all material respects with respect to the Company Group’s export or import activities; and (iii) paid in full all applicable customs, duties, tariffs, fees, levies, and other amounts required to be paid pursuant to any applicable Export Control Laws and Import Laws.

(d) Since January 1, 2019, the Company Group has not, in connection with or relating to the business of the Company Group (i) received from any Governmental Authority any written or, to the Knowledge of the Seller oral, notice or (ii) made any voluntary, prior, directed, or otherwise involuntary disclosure to a Governmental Authority, in either case concerning any actual or potential violation or wrongdoing related to Export Controls Laws or Import Laws, except for the disclosures set forth in Section 4.25(d) of the Company Disclosure Letter.

Section 4.26 Sanctions

(a) The Company Group is, and since January 1, 2019 has been, in compliance in all material respects with all applicable Sanctions Laws.

(b) Neither the Company Group nor any of its directors, officers, or. to the Knowledge of the Seller, employees, agents or third-party representatives is currently or has been since January 1, 2019, a Sanctioned Person.

(c) Since January 1, 2019, neither the Company Group nor any of its directors, officers, or to the Knowledge of the Seller, employees, agents or third-party representatives have operated in, been organized in, conducted business with, or otherwise engaged in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws.

(d) Since January 1, 2022, no member of the Company Group has directly or, Knowledge of the Seller, indirectly conducted any business with, or otherwise engaged in dealings with or for the benefit of any individual resident in, or entity organized under the laws of and located in, Belarus or the Russian Federation.

(e) Since January 1, 2019, the Company Group has not, in connection with or relating to the business of the Company Group (i) received from any Governmental Authority any written or, to the Knowledge of the Seller, oral notice or (ii) made any voluntary, prior, directed, or otherwise involuntary disclosure to a Governmental Authority, in either case concerning any actual or potential violation or wrongdoing related to Sanctions Laws.

Section 4.27 Conflict Minerals. The Company Group has never manufactured, contracted to have manufactured for, or sold any product that contains a “conflict mineral” (as such term is defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

Section 4.28 Government Contracts.

(a) Section 4.28(a)(i) of the Company Disclosure Letter contains a true, complete and correct list of all Government Bids outstanding as of the date of this Agreement. The Company has provided or made available to the Purchaser true and complete copies of such Government Bids. Section 4.28(a)(ii) of the Company Disclosure Letter sets forth a true, correct and complete list of each outstanding teaming agreement or existing joint venture agreement to which a member of the Company Group is a party and which could result in an award of a Government Contract. The Seller made available to the Purchaser true, complete and correct copies of such teaming agreements or joint venture agreements.

(b) The Government Contracts were, to the Knowledge of the Seller, legally awarded and are valid and binding on the Company or the applicable member of the Company Group that is party thereto, and to the Knowledge of the Seller, each other party thereto, and are in full force and effect. Neither the Company nor any member of the Company Group has received written or, to the Knowledge of the Seller, oral notice that any such Government Contracts (or, where applicable, the prime contracts or higher-tier subcontracts under which such Government Contracts were awarded) are the subject of bid or award protest proceedings or that the counterparty to any such Government Contracts intends to make a material modification to, materially reduce future expenditures under or refrain from exercising any material options under such Government Contracts, and the Seller has no Knowledge such Government Contracts (or, where applicable, the prime contracts or higher-tier subcontracts under which such Government Contracts were awarded) are reasonably likely to become the subject of bid or award protest proceedings, a material modification, a material reduction in future expenditures or the failure to exercise a material option.

(c) Since the January 1, 2019, with respect to each Government Contract or Government Bid: (i) each member of the Company Group has complied with all terms and conditions of such Government Contract or Government Bid in all material respects, including requirements incorporated expressly by reference or by operation of applicable Law therein; (ii) each member of the Company Group has complied in all material respects with all applicable Laws pertaining to such Government Contract or Government Bid; (iii) all representations, certifications, cost or pricing data (as defined in FAR 2.101), and warranties executed, acknowledged or set forth in, submitted with, or pertaining to, such Government Contract or Government Bid were current, accurate and complete in all material respects as of their effective date, and each member of the Company Group has complied in all material respects with all such representations, certifications, and warranties; (iv) no Governmental Authority, prime contractor, subcontractor or any other Person has notified any member of the Company Group of an alleged material breach or violation of any requirement, representation, certification, disclosure obligation, contract term, condition, clause, provision, specification or applicable Law pertaining to such Government Contract or Government Bid; (v) no termination for convenience, termination for default, cure notice or show cause written or, to the Knowledge of the Seller, oral notice has been received by any member of the Company Group; (vi) to the Knowledge of the Seller, no negative determination of responsibility has been issued with respect to any quotation, bid or proposal for any Government Contract; (vii) to the Knowledge of the Seller, no cost or charge incurred by any member of the Company Group has been materially questioned or disallowed by any Governmental Authority or a prime contractor under a Government Contract; and (viii) no money due to any member of the Company Group pertaining to such Government Contract has been withheld or offset nor has any claim been made to withhold or offset money.

(d) Since January 1, 2019: (i) no member of the Company Group has undergone and none is undergoing any audit, review, inspection, investigation, survey or examination of records relating to any Government Contracts or Government Bids, other than in the ordinary course of business and, to the Knowledge of the Seller, there is no basis for any such audit, review, inspection, investigation, survey or examination of records; (ii) no member of the Company Group has received any document requests, subpoenas, search warrants, or civil investigative demands addressed to or requesting information from a member of the Company Group or any of their respective officers, managers or employees with respect to any of the Government Contracts or Government Bids; (iii) neither any member of the Company Group nor any of their respective officers, managers, directors or employees has been under, nor, to the Knowledge of the Seller are there any pending or threatened administrative, civil or criminal investigation or indictment or any audit (other than routine audits in the ordinary course of business) involving alleged false statements, false claims or other improprieties relating to the Government Contracts or Government Bids; (iv) no member of the Company Group has been made or been required by FAR 52.203-13 or any other relevant legal requirement to make any voluntary or mandatory disclosure to any Governmental Authority with respect to evidence or existence of any alleged, suspected, or possible breach, violation, irregularity, mischarging, misstatement, or other act or omission; (v) there have been no facts and circumstances that would require a mandatory disclosure pursuant to FAR 52.203-13; (vi) no member of the Company Group has been or is now a party or subject to any administrative or civil litigation involving alleged false statements, false claims or other improprieties relating to the Government Contracts or Government Bids; and (vii) no member of the Company Group has made any payment, directly or indirectly, to any Person in violation of applicable Law relating to procurement by a Governmental Authority, including (but not limited to) those relating to bribes, gratuities, kickbacks, lobbying expenditures, political contributions and contingent fee payments.

(e) Since January 1, 2019, with respect to each Government Contract and Government Bid: (i) there are not and have not been any existing or, to the Knowledge of the Seller, threatened claims against any member of the Company Group asserted by any Governmental Authority or by any prime contractor, subcontractor, vendor or other Person relating to any Government Contract (excluding claims for payments due in the ordinary course of performance of any such Government Contract) or Government Bid; (ii) no outstanding disputes exist between any member of the Company Group and any Governmental Authority, under the Contract Disputes Act or any other applicable Law, or between any member of the Company Group and any prime contractor, subcontractor or vendor, relating to any Government Contract or Government Bid; (iii) no member of the Company Group has asserted any claim or initiated any dispute proceedings, directly or indirectly against any Governmental Authority, prime contractor, subcontractor or vendor concerning any Government Contract or Government Bid; and (iv) there are no facts or omissions that could reasonably be expected to result in liability under the federal or state false claims acts or a claim or dispute between a member of the Company Group and a Governmental Authority or any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Government Bid.

(f) Since January 1, 2019, (i) neither any member of the Company Group, nor any of their respective shareholders, officers, directors, or employees, nor, to the Knowledge of the Seller, any of their respective consultants, agents or other Representatives is currently or has been debarred or suspended from doing business with any Governmental Authority, or proposed for debarment or suspension, or otherwise ineligible to do business with any Governmental Authority, and (ii) to the Knowledge, of the Seller, there are no circumstances that would be reasonably expected to warrant the institution of debarment or suspension proceedings against any member of the Company Group or any of their respective owners, officers, directors, employees, consultants, agents or other Representatives.

(g) No member of the Company Group uses any covered articles (as defined in FAR 52.204-23), telecommunications or video surveillance equipment, or services, (as defined in FAR 52.204-25) or provides covered articles, telecommunications or video surveillance equipment, or services to the U.S. Government. The Company and its Subsidiaries have conducted a reasonable inquiry to confirm that it does not use any covered articles, telecommunications or video surveillance equipment, or services.

(h) Section 4.28(h) of the Company Disclosure Letter sets forth a current, true, correct and complete list of all facility clearances or other similar Permits (including in non-U.S. jurisdictions) held by a member of the Company Group. All requisite facility security clearances and personnel security clearances needed to perform the work currently performed by members of the Company Group under their Government Contracts are valid and in full force and effect. Each member of the Company Group is in compliance, and have been, with all applicable national security requirements, including those specified in the National Industrial Security Program Operating Manual, as codified at 32 C.F.R. Part 117 (the “NISPOM Rule”), and pursuant to the Laws of the United States, the United Kingdom and/or any other applicable jurisdiction, as applicable. There is no proposed or, to the Knowledge of Seller, threatened termination of any organization or personnel security clearance. For each facility security clearance and national industrial security authorization and accreditation held by a member of the Company Group, such Company Group member holds and, at all relevant times since January 1, 2019, had held, at least a “Satisfactory” rating from the Defense Counterintelligence and Security Agency or other cognizant security authority with respect to the NISPOM Rule and any other applicable U.S., U.K. or foreign national industrial security requirements that may apply to each facility security clearance or national industrial security authorization or accreditation. To the Knowledge of the Seller, there are no facts or circumstances that would reasonably be expected to result in the suspension, invalidation, or revocation of any facility security clearance or national industrial security authorization or accreditation held by any member of the Company Group. To the Knowledge of Seller, all violations (if any) of Laws or policies of any member of the Company Group relating to access to classified information have been reported to the appropriate Governmental Authority and contracting parties as required by any Government Contracts or any Law relating to access to classified information.

(i) Since January 1, 2019, no Governmental Authority has assigned any member of the Company Group a rating below “Satisfactory” or its equivalent in connection with any contractor performance assessment report, past performance questionnaire, or similar evaluation of past performance. Further, no member of the Company Group has received any written or, to the Seller’s Knowledge, oral notification of quality, cost, schedule or technical problems that reasonably could support claims against any member of the Company Group (or successors in interest) by a Governmental Authority, a prime contractor, or a higher-tier subcontractor.

(j) Section 4.28(j) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) all organizational conflict of interest (“OCI”) mitigation plans entered into in connection with any Government Contract to the extent any member of the Company Group has any continuing obligations under such OCI mitigation plan, and (ii) all OCI mitigation plans proposed in connection with any Government Bid, in each case since January 1, 2019. By its terms, no OCI mitigation plan renders any member of the Company Group ineligible to participate in any specific future Government Contracts or programs. No member of the Company Group is subject to or bound by any Organizational Conflict of Interest (as defined by Subpart 9.5 of the FAR, an “Organizational Conflict of Interest”) contractual provisions that have had or reasonably would be expected to have an effect on the ability of the Company Group to perform or seek to perform future Government Contracts. Since January 1, 2019, the Company Group has not had access to non-public information or provided systems engineering, technical direction, consultation, technical evaluation, source selection services, or services of any type, or prepared specifications or statements of work, or engaged in any other conduct, that creates an unmitigated Organizational Conflict of Interest with respect to those Government Contracts to which a member of the Company Group is a party.

(k) Since January 1, 2019, the Company Group is, and has been in compliance in all material respects with all Laws regarding post-employment conflict of interest restrictions applicable to any Company Group employees formerly employed by a Governmental Authority (“Former Government Employees”), and to the Seller’s Knowledge, Former Government Employees are, and have been, in compliance with all Laws regarding post-employment conflict of interest restrictions applicable to Former Government Employees.

(l) Since January 1, 2019, all representations made by members of the Company Group about size or socio-economic status were accurate and in compliance with all applicable Laws at the time they were made. No Government Contracts of any member of the Company Group were set aside for small businesses or any socio-economic status nor are any pending Government Bids likely to result in a Government Contract that is set aside for small businesses or any type of small business.

(m) Since January 1, 2019, the Company Group has complied in all material respects with the data security, cybersecurity, and physical security systems and procedures required by its Government Contracts, and any data security, cybersecurity or physical security breach related to any Government Contract has been reported to the necessary Governmental Authority or higher tier contractor, as required by the terms of the Government Contract or applicable Law. Further, the Company Group is compliant in all material respects with the requirements of DFARS 252.204-7012, Safeguarding Covered Defense Information and Cyber Incident Reporting; DFARS 252.204-7019, Notice of NIST SP 800-171 DoD Assessment Requirements; and DFARS 252.204-7020, NIST SP 800-171 DoD Assessment Requirements; including, but not limited to, compliance with the cybersecurity standards set forth in the National Institute of Standards and Technology Special Publication 800-171 and uploading a NIST SP 800-171 Basic Assessment score in the Supplier Performance Risk System, if and to the extent applicable to its Government Contracts. All facts set forth in or acknowledged by, and any representations or certifications made or submitted by or on behalf of a member of the Company Group in connection with its compliance with DFARS 252.204-7012, -7019, and -7020 and DFARS 252.204-7008, Compliance with Safeguarding Covered Defense Information Controls, were true and accurate at the time of submission.

Section 4.29 Brokers. No broker, finder or investment banker is or shall be entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions as a result of any action, agreement, commitment or arrangement made by or on behalf of Seller, any member of the Company Group or any of their respective Affiliates.

Section 4.30 Privacy and Cyber Security.

(a) Since January 1, 2019, (i) the Company Group has maintained and has been in compliance in all material respects with a written information security program that includes commercially reasonable administrative, technical and physical safeguards reasonably calculated to protect the confidentiality, integrity and security of all personal, sensitive, confidential information or other regulated data including Controlled Unclassified Information, and a written privacy policy that complies with all applicable Privacy and Security Requirements, and (ii) the Company Group has maintained and has implemented reasonable backup, security and disaster recovery technology, plans, procedures and facilities consistent with industry practice.

(b) The Company Group has contractually required all third parties with access to or that are otherwise Processing Company Data to (i) comply with all applicable Privacy and Security Requirements, (ii) use commercially reasonable efforts consistent with industry standards to store, protect and secure all Company Data to protect against loss, theft or unlawful or unauthorized Processing of the Company Data, and (iii) comply with all obligations required to be incorporated into such Privacy Contracts by each Privacy and Security Requirement. Neither the Company nor, to the Knowledge of the Seller, any third-party recipient of Company Data, has Processed Company Data in excess of the rights granted to the Company through, or in violation of, the licenses, Privacy Laws, Privacy Policies, Privacy Contracts, notices, consents or any other restrictions applicable to such data. To the Knowledge of the Seller, each third-party provider of Company Data Processes and has Processed such data in compliance with the licenses, Privacy Laws, privacy and security policies, notices, statements, plans and procedures, and Privacy Contracts applicable to the third-party provider’s Processing of such data.

(c) Since January 1, 2019, (i) the conduct of the Company Group has been in compliance in all material respects with Privacy and Security Requirements; (ii) the Company Group has not experienced any material Security Incident, including any reportable “cyber incidents” as defined in DFARS 252.204-7012 of other forms of regulated data including, but not limited to, Controlled Unclassified Information; (iii) the Company Group has not notified in writing or been required by any Privacy and Security Requirement or Governmental Authority to notify in writing, any Person of any Security Incident or any unauthorized access, use or interference with IT Assets or their operations or security safeguards, including any ransomware attack; (iv) no Action or, to the Knowledge of the Seller, inquiry, audit, examination or investigation has been pending or to the Knowledge of the Seller threatened in writing against the Company Group alleging a material violation of any Privacy Law; and (v) the Company Group has not conducted any investigation or inquiry (internally or through any other Person) with respect to, any actual or potential physical or electronic theft, misappropriation, or unauthorized access to or disclosure or use of any Data Rights, Software or Trade Secrets.

(d) (i) Since January 1, 2019, there have been no failures of the Company Systems, and (ii) the Company Systems are free from Harmful Code that could reasonably (a) enable or assist any Person to access without authorization IT Assets or any Company Data in IT Assets, or (b) otherwise adversely affect the functionality of the IT Assets, including implementing and maintaining appropriate backup, disaster recovery plans, Software and hardware support arrangements, procedures and facilities in place that are appropriate to minimize disruption of its business in the event of any material failure of any of the IT Assets in accordance with Privacy and Security Requirements.

(e) The Company Group has taken all reasonable precautions to ensure that all software owned by the Company Group and all Company Systems (i) are fully functional and operate and run in a reasonable and efficient business manner and (ii) conform in all material respects to the specifications and purposes thereof. The Company Group has also implemented reasonable procedures designed to protect the confidentiality, integrity and security of the Company Systems and all information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties.

(f) Where necessary, the Company Group has made all disclosures to, and obtained all necessary registrations, authorizations or consents from, all Persons for Processing of Company Data, including registration requirements for data brokers (as such term is defined by applicable Laws). The Company Group has paid all fees payable for such registrations. The Company Group has made available to the Purchaser true, accurate and complete copies of all Privacy Policies and Privacy Contracts prior to the date of this Agreement. The Company Group has posted to its websites and each of its online sites and services, including all mobile applications, if any, terms of use or service and a Privacy Policy that complies with Privacy and Security Requirements and that completely and accurately reflects the Company Group’s practices concerning the collection, use, and disclosure of Company Data by the Company Group. The Company Group has a valid and legal right (whether contractually, by law or otherwise) to access, use or disclose all Company Data that is Processed by or on behalf of the Company Group in connection with the use and/or operation of its products, services and business. The transfer of any Company Data resulting from such use and/or operation will not violate any Privacy and Security Requirements imposed on the Company or any party acting on its behalf under any Privacy Contracts.

(g) The Company Group has made all disclosures to, and has obtained or will obtain all necessary rights, permissions, consents and authorization to, permit the transfer of Company Data in connection with the Transactions. The execution, delivery, or performance of this Agreement and the consummation of the Transactions will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Company Group’s, Purchaser’s or any of its Affiliates rights to own or Process any Company Data.

(h) Since January 1, 2019, all IT Assets have been properly maintained, in all material respects, by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with prudent industry standards, to ensure proper operation, monitoring and use, including with respect to any remote working arrangements. The IT Assets are in good working condition to effectively perform all information technology operations necessary to conduct the business of the Company Group, including with respect to any remote working arrangements. There has been no malfunction, failure, breakdowns, unplanned downtime, service interruptions, continued substandard performance, denial-of-service or other cyber incident, including any cyberattack, or other impairment of the IT Assets that has resulted or is reasonably likely to result in material disruption or damage to the Company Group.

Section 4.31 No Other Representations or Warranties. Each of the Seller and the Company hereby acknowledges and agrees that the representations and warranties expressly made by the Purchaser in Article V (as modified by the Purchaser Disclosure Letter) or in the other Transaction Documents are the sole representations and warranties being made by or on behalf of the Purchaser and its Affiliates and Representatives and exclusive of any other representations and warranties, including any implied warranties, and, except for the representations and warranties expressly made by the Purchaser in Article V (as modified by the Purchaser Disclosure Letter) or in the other Transaction Documents, none of the Purchaser or any of its Affiliates or Representatives have made, nor are any of them making, any express or implied representation or warranty regarding the accuracy, sufficiency or completeness of any information provided to the Company, its Affiliates or any of their Representatives or prepared by or for the Purchaser or any of its Affiliates in connection with the Transactions and none of the Company, its Affiliates, their Representatives or any other their Person has relied or will rely on any such information. Only those representations or warranties expressly made by the Purchaser to the Company and the Seller in Article V or in any other Transaction Document, subject to the limitations and restrictions specified herein or therein, shall have any legal effect. In furtherance of the foregoing, each of the Seller and the Company further agrees that, except with respect to the representations or warranties expressly set forth in Article V (as modified by the Purchaser Disclosure Letter) or in the case of Fraud, (x) none of the Purchaser, its Affiliates or their Representatives will be subject to any liability to the Company, its Affiliates, their Representatives or any other Person resulting from the distribution or use by the Company, its Affiliates, their Representatives or any other Person of any information in connection with the Transactions and (y) each of the Seller and the Company hereby waives any right that it, its Affiliates or its or its Affiliates’ Representatives may have against the Purchaser, its Affiliates or their Representatives with respect to any such information.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as disclosed in the Purchaser SEC Documents or set forth in the corresponding section of the disclosure letter delivered by the Purchaser to the Seller concurrently with the execution of this Agreement (the “Purchaser Disclosure Letter”) (it being understood that the disclosure of any matter in any section of the Purchaser Disclosure Letter shall be deemed to be disclosure with respect to any representation or warranty made in this Article V only to the extent that it is reasonably apparent from the face of such disclosure that such matter in such section of the Purchaser Disclosure Letter is relevant to such other representation or warranty made in this Article V), the Purchaser hereby represents and warrants to the Seller as follows:

Section 5.1 Organization and Qualification. The Purchaser (a) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has the requisite organizational corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and (c) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, leasing or operation of its assets or properties makes such qualification or license necessary, except, in the case of the foregoing clauses (b) and

(c), where the failure to have such power and authority or to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.2 Authorization of Agreement. The Purchaser has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the Transactions have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery hereof by the Seller and the Company, constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Purchaser, the consummation of the Transactions and the performance by the Purchaser of its obligations under this Agreement do not and shall not (i) violate the Organizational Documents of the Purchaser, (ii) violate or result in a material breach of any Law or Permit applicable to the Purchaser or any of its assets or properties, or (iii) result in the creation of any material Lien upon any of the assets or properties of the Purchaser pursuant to the terms of any Contract to which the Purchaser is a party, except, in the case of the foregoing clauses (ii) and (iii), as individually and in the aggregate has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Purchaser, the consummation of the Transactions and the performance by the Purchaser of its obligations under this Agreement do not and shall not require the Purchaser to obtain any material consent, license, permit, approval, waiver or authorization of, or make any material registration, declaration or filing with, any Governmental Authority, except for the consents and filings listed in Section 5.3(b) of the Purchaser Disclosure Letter.

Section 5.4 Financing. The Purchaser will have at Closing sufficient cash or other sources of immediately available funds to pay the Closing Cash Consideration.

Section 5.5 Brokers. No broker, finder or investment banker is or shall be entitled to any brokerage, finder’s, financial advisor’s or other fee or commission in connection with the Transactions as a result of any action, agreement, commitment or arrangement made by or on behalf of the Purchaser or any of its Subsidiaries (other than by a member of the Company Group), except for any such fee or commission that shall be borne solely by the Purchaser or its Subsidiaries.

Section 5.6 Investment Representations.

(a) The Purchaser is acquiring the Company Shares solely for the Purchaser’s account, for investment purposes only and with no current intention or plan to distribute, sell or otherwise dispose of any of those shares in connection with any distribution, and acknowledges that the Company Shares will not have been registered under the Securities Act or any state securities or other Laws.

(b) The Purchaser is not a party to any agreement or other arrangement for the disposition of any Company Shares.

(c) The Purchaser (i) is able to bear the economic risk of an investment in the Company Shares acquired pursuant to this Agreement, (ii) can afford to sustain a total loss of that investment, (iii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the proposed investment in the Company Shares, (iv) has had an adequate opportunity to ask questions and receive answers from the officers of the Company concerning any and all matters relating to the Transactions and acquire such other information as deemed desirable by the Purchaser and (v) is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act.

Section 5.7 Investigation; Limitation on Warranties.

(a) The Purchaser acknowledges and agrees that neither the Seller nor any of its Non-Recourse Parties has made, and the Seller and its Non-Recourse Parties are not making, any representation or warranty whatsoever, express or implied, as to the accuracy or completeness of any information regarding the Seller, the Company or any of its Subsidiaries or their respective business or assets in connection with the Transactions, except as expressly set forth in Article III and Article IV of this Agreement and in any other Transaction Document. The Purchaser further agrees that, except with respect to the representations or warranties expressly set forth in Article III and Article IV of this Agreement and in any other Transaction Document or in the case of Fraud, neither the Seller nor any of its Non-Recourse Parties will be subject to any liability to the Purchaser or any other Person resulting from the distribution or use by the Purchaser or any of its Affiliates or any of their agents, consultants, accountants, counsel or other Representatives of any information in connection with the Transactions, including any legal opinions, memoranda, summaries or any other information, document or material made available to the Purchaser or any of its shareholders, Representatives or Affiliates in the Data Room, teasers, sales memoranda, management presentations, fireside chats or supplemental financial information, that have been provided in connection with the Transactions. Except for the representations or warranties expressly set forth in Article III and Article IV of this Agreement and in any other Transaction Document (i) neither the Seller nor any of its Non-Recourse Parties is making any representation or warranty, express or implied, as to the accuracy or completeness of the information described in the prior sentence, and (ii) neither the Purchaser nor any of its shareholders, Representatives or Affiliates has relied and will not rely upon the accuracy or completeness of any such information or any other express or implied representation, warranty or statement of any nature made or provided by or on behalf of the Seller, the Company or any of their Non-Recourse Parties. Except with respect to the representations or warranties expressly set forth in Article III and Article IV of this Agreement and any other Transaction Document or in the case of Fraud, the Purchaser hereby waives any right that the Purchaser or any of its shareholders, Representatives or Affiliates may have against the Seller, the Company or any of their Non-Recourse Parties with respect to any inaccuracy relating to any information provided in connection with the Transactions or any omission of any potentially material information in connection with the Transactions.

(b) The Purchaser acknowledges that it is relying solely on its own independent investigation and analysis in entering into the transactions contemplated hereby. Purchaser is knowledgeable about the industries and markets in which the Company Group operates, is capable of evaluating the merits and risks of the transactions contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time. The Purchaser has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Company Group. The Purchaser or its Representatives had access to the materials in the Data Room relating to the transactions contemplated by this Agreement, and have been furnished with or given adequate access to such information about the Company Group and their respective businesses and operations as the Purchaser has requested.

(c) In connection with the Purchaser’s investigation of the Company Group, Purchaser has received from or on behalf of the Seller certain projections, including projected statements of operating revenues and income from operations of the Company Group and certain business plan information of the Company Group. Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Purchaser is familiar with such uncertainties, that except for the representations or warranties expressly set forth in Article III and Article IV of this Agreement and in any other Transaction Documents and other than in the case of Fraud, the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that, other than with respect to the representations and warranties expressly set forth in Article III and Article IV of this Agreement and in any other Transaction Documents and other than in the case of Fraud, Purchaser shall have no claim against the Seller, its Non-Recourse Parties or any other Person with respect thereto. Accordingly, the Seller and its Non-Recourse Parties make no representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts and plans) and none of the Purchaser or any of its former, current and future direct or indirect equity holders, controlling persons, Representatives, Affiliates, members, financing sources, incorporators, managers, general or limited partners or successors or assignees has been induced by or relied upon such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts and plans) (other than the representations and warranties expressly set forth in Article III and Article IV of this Agreement and in any other Transaction Documents).

ARTICLE VI

CONDUCT PRIOR TO THE CLOSING

Section 6.1 Company Group Interim Covenants.

(a) During the period commencing on the date of this Agreement and ending at the Closing Date or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), except as expressly required by this Agreement or by applicable Law, as set forth in Section 6.1(a) of the Company Disclosure Letter or as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each other member of the

Company Group to, and the Seller shall cause each member of the Company Group to, (i) operate its business in the ordinary course of business consistent with past practice in all material respects, and (ii) use commercially reasonable efforts to maintain and preserve its business organization and business relationships.

(b) During the Pre-Closing Period, except as expressly required by this Agreement or as required by applicable Law, as set forth in Section 6.1(b) of the Company Disclosure Letter or as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each other member of the Company Group not to (and the Seller shall cause each member of the Company Group not to):

(i) amend, modify or restate the Organizational Documents of any member of the Company Group;

(ii) issue, redeem, sell, pledge, split or encumber any Capital Stock of any member of the Company Group or other Securities of any member of the Company Group (including any warrants, options, convertible or exchangeable Securities, subscriptions, rights (including any pre-emptive or similar rights), calls or other rights to purchase or acquire any Securities of any member of the Company Group) or enter into any agreement with respect thereto or make any changes (by recapitalization, reclassification, stock dividend, stock split, combination, reorganization or otherwise) in the capital structure of, amend the terms of any Capital Stock of, any member of the Company Group;

(iii) sell, lease, convey, transfer, exchange, swap or otherwise dispose of or incur any Lien (other than a Permitted Lien) on any of its assets or properties (including shares of capital or other equity interests of any member of the Company Group), except for (A) sales of products to customers in the ordinary course of business consistent with past practice or (B) any other such sale, conveyance, transfer, exchange, swap or disposal of obsolete or worthless assets having a value which individually or in the aggregate does not exceed $1,000,000;

(iv) sell, license (other than a license that is a Permitted Lien), escrow, convey, transfer, assign, abandon, allow to lapse (other than at the end of its final, non-extendable statutory term), or otherwise dispose of, or incur any Lien (other than a Permitted Lien) on, any Owned Intellectual Property, other than immaterial Owned Intellectual Property that is neither Registered Intellectual Property nor Software;

(v) provide access to, a license to or any other rights to any source code of any Software that is Owned Intellectual Property (other than limited access granted to employees and third-party developers subject to valid and enforceable confidentiality agreements and solely to the extent necessary for them to develop such Software on the Company Group’s behalf);

(vi) declare or pay any dividend or other distribution with respect to the Capital Stock of any member of the Company Group or otherwise make any payments in cash or in kind, or advance or loan any funds to, the Seller or any of its Affiliates except (A) dividends and distributions of cash and cash equivalents by the Company to the Seller that will be paid prior to the Closing and (B) dividends, distributions, advances or loans solely to the Company or to the Company’s wholly owned Subsidiaries;

(vii) (A) acquire or make any investment in any business or Person; or (B) acquire the assets of any Person that is either outside of the ordinary course of business consistent with past practice, involves the payment by the Company Group of an amount in excess of $10,000,000 or requires any consideration (including any earnout or similar contingent payment) to be paid by the Company Group following the Closing;

(viii) enter into or adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or file (or consent to the filing of) a petition in bankruptcy court;

(ix) enter into, assume, assign, cancel, terminate, renew, modify, release or amend any Material Contract or any Contract that would be a Material Contract if in effect on the date hereof, or assign, compromise, release or waive any rights thereunder, other than entry into any Contracts (excluding any Contract (x) described in clauses Section 4.17(a)(ix) or Section 4.17(a)(xiv), (y) that will involve individual or aggregate payments or consideration of more than $20,000,000 to the Company Group or (z) that will involve individual or aggregate payments or consideration of more than $10,000,000 by the Company Group) with customer or suppliers in the ordinary course of business consistent with past practice;

(x) incur, issue, sell, create, refinance, replace, prepay, guarantee, assume, endorse, become liable for, increase the balance of or repay, redeem, repurchase or decrease the balance of any Indebtedness, other than (i) borrowings under the revolving credit facility in the Credit Agreement as in effect as of the date hereof, (ii) entering into new term loans under the terms of the Credit Agreement (as in effect on the date hereof) in the ordinary course of business consistent with past practice, which shall be prepayable at the Closing without premium or penalty, or (iii) repayments of borrowings under the Credit Agreement;

(xi) make any material loans, advances, capital contributions or commitments to or investments in any Person, except for advances of out-of-pocket expenses made in the ordinary course of business consistent with past practice;

(xii) make any changes in financial accounting methods, principles or practices, except as required by changes in GAAP or applicable Law;

(xiii) except as required pursuant to a Benefit Plan as in effect on the date of this Agreement, (A) increase the base wage or salary payable to, or any other components of compensation or benefits of, any current or former director, employee, independent contractor or consultant of any member of the Company Group, (B) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits to any current or former director, employee, independent contractor or consultant of any member of the Company Group, (C) grant, pay or commit to grant or pay any retention, severance or termination payments or benefits to, or enter into any employment, bonus, change of control or severance agreement with, or pay any amount not otherwise due to, any current or former director, employee, independent contractor or consultant of any member of the Company Group, (D) hire or terminate the employment or service arrangement of any director, employee, independent contractor or consultant, other than hires and terminations in the ordinary course of business consistent with past practice with respect to any individual with annual cash compensation at target of less than $150,000 that would not require notice or result in any liability or obligation under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any other state, local or non-U.S. Law, (E) establish, adopt, enter into, amend or terminate any Benefit Plan (or plan, program, policy or agreement that would be a Benefit Plan if in effect on the date of this Agreement), or (F) promote any employee of the Company Group, other than the promotion of non-executive employees with a total annual compensation opportunity (whether before or after the promotion) not in excess of $150,000 in the ordinary course of business consistent with past practice;

(xiv) enter into any new line of business (other than the contemplated lines of business set forth in Section 6.1(b)(xiv) of the Company Disclosure Letter);

(xv) enter into any new, or amend or otherwise modify or waive any provision under any, Affiliate Agreement or any agreement that would be an Affiliate Agreement if such agreement was entered into prior to the date hereof, except for any termination of an Affiliate Agreement pursuant to Section 6.6;

(xvi) settle or compromise, or pay or agree to pay any material amount or perform any material obligation in settlement or compromise of, any pending or threatened Action (or investigation or inquiry) involving the Company Group or any of its directors, officers, employees or agents or any Company Intellectual Property or Benefit Plan;

(xvii) (A) make, change or revoke any material Tax election, (B) adopt or change any material method of Tax accounting or change any annual Tax accounting period, (C) file any material amended Tax Return or claim for a refund of a material amount of Taxes, (D) prepare or file any material Tax Return other than on a basis consistent with the past practices of such member of the Company Group (except as otherwise required by a change in applicable Tax Law), (E) fail to timely pay any material Taxes, (F) request or obtain an extension of the time in which to file any material Tax Return or pay any material Taxes (other than any automatic extension), (G) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) or other material agreement with any Tax authority, (H) settle or compromise any material Tax Proceeding, (I) surrender any right to claim a material refund of Taxes, (J) seek any Tax ruling from any Governmental Authority, or (K) grant any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment or for the collection of any material Taxes;

(xviii) enter into any new, or amend or otherwise modify or waive any provision under any Collective Bargaining Agreement;

(xix) consent to allow any insurance policy naming the Company Group as beneficiary or loss payee to be cancelled or terminated, or instruct any of the Company Group’s insurance carriers to decrease any current policy coverage limits or materially change the terms of such coverage, other than to increase the coverage in the ordinary course of business consistent with past practice;

(xx) modify, amend or terminate, or waive, release or assign any rights or claims with respect to, any confidentiality or standstill Contract to which the Company is a party;

(xxi) accelerate the collection of accounts receivable, delay the payment of any accounts payable or take any other actions with respect to working capital outside of the ordinary course of business consistent with past practice;

(xxii) engage in any promotional, sales, discount or other activity that would reasonably be expected to have the effect of accelerating sales prior to the Closing that would otherwise be expected to occur subsequent to the Closing; or

(xxiii) authorize any of, or commit or agree to take any of, the foregoing actions.

Section 6.2 Pre-Closing Access and Information. During the Pre-Closing Period, the Seller and the Company shall, and shall cause the members of the Company Group to, (i) afford to the Purchaser and the Purchaser’s Representatives reasonable access during normal business hours upon reasonable prior notice, to the properties, offices, personnel, facilities, books and records of the Company Group, (ii) furnish to the Purchaser and the Purchaser’s Representatives such information concerning the business, properties, contracts, personnel, books and records, as may be reasonably requested from time to time by the Purchaser and (iii) provide such cooperation as may be reasonably requested by the Purchaser in order to facilitate the integration and transition of ownership of the Company Group’s business and operations at the Closing. Notwithstanding the foregoing, no member of the Company Group shall be required to provide access to or to disclose information (x) the disclosure of or access to which is prohibited under applicable Law (including any Antitrust Law); provided that such Company Group member has used commercially reasonable efforts to seek to provide access to such information in a manner that does not violate such prohibition, or (y) the disclosure of which would cause the Seller or any member of the Company Group to waive its attorney-client privilege with respect to such information; provided that the Seller or such Company Group member has used commercially reasonable efforts to seek to provide access to such information in a manner that does not waive such privilege.

Section 6.3 Periodic Statements. Without limiting Section 6.2, promptly after the end of each calendar month (and in no event later than thirty (30) days thereafter) and each fiscal quarter (and in no event later than forty-five (45) days thereafter) during the Pre-Closing Period, the Seller will provide or cause to be provided to the Purchaser unaudited consolidated statements of income, shareholders’ equity and cash flows for the month or quarter then ended, as applicable, and an unaudited balance sheet as of the end of the month or quarter, as applicable, of the Seller, in each case, prepared in accordance with the Company Group’s accounting policies and procedures and in a manner consistent with past practice.

Section 6.4 Notification of Certain Matters. During the Pre-Closing Period, the Seller and the Company shall give prompt notice to the Purchaser upon becoming aware of (i) any notices, complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Authorities with respect to the Transactions (excluding ordinary course discussions with Governmental Authorities where the applicable Governmental Authority has not raised any material issues with respect to the Transactions and has not indicated that its consent is or may be required for the Transactions), (ii) any written notices or other written communications from any third Persons (including any Governmental Authorities) alleging that the consent of such Person is or may be required with respect to the Transactions; (iii) the institution of any material Action, audit, examination or investigation involving any member of the Company Group, (iv) any material confidential information becoming compromised; or (iv) any breach or inaccuracy of any of the representations, warranties, covenants or agreements of the Seller or the Company contained in this Agreement that, in each case, could reasonably be expected to give rise to the failure of a condition set forth in Article VIII being satisfied. No disclosure by the Company or the Seller pursuant to the preceding sentence, however, shall be deemed to amend or supplement the Company Disclosure Letter or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant or to limit or otherwise affect the remedies available hereunder to the Purchaser.

Section 6.5 Exclusive Dealing with Purchaser. During the Pre-Closing Period, the Seller and the Company shall not, and shall cause their respective Affiliates and Representatives not to, directly or indirectly, (a) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (b) enter into, continue or engage in discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (c) enter into any agreements, letter of intent, other instruments (whether or not binding) or other arrangement or understanding regarding an Acquisition Proposal. The Seller and the Company shall immediately (x) cease and cause to be terminated, and shall cause their respective Affiliates and all of their respective Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal and (y) instruct any third parties to return or destroy all confidential information of the Company Group provided to such party in connection with such third party’s consideration of an Acquisition Proposal. The Seller and the Company will promptly (but in any event within forty-eight (48) hours) notify the Purchaser in the event that the Seller or the Company or any of their respective Affiliates or Representatives receive any request for information or proposal relating to a potential Acquisition Proposal during the Pre-Closing Period (such notice to include the material terms thereof, including the identity of the Person or group of Persons involved). The Seller or the Company shall promptly (but in any event within forty-eight (48) hours) furnish the Purchaser with a copy of any written offer or other information that it receives relating to an Acquisition Proposal.

Section 6.6 Affiliate Agreements. At or prior to the Closing, the Seller and the Company shall cause all Affiliate Agreements (including, for the avoidance of any doubt, the TJC Consulting Agreements) to be terminated without any ongoing obligation or liability of any party thereto, and the Seller and the Company shall take such action as may be necessary so that, effective as of the Closing, there shall be no liabilities, indebtedness, Taxes or other obligations owed to or from any member of the Company Group, on the one hand, and the Seller or any Seller Related Person, on the other hand.

Section 6.7 Third-Party Consents. Subject to reasonable consultation with the Purchaser, if the Purchaser requests, the Seller and the Company shall, and shall cause the other members of the Company Group to, use their respective commercially reasonable efforts to seek as promptly as practicable after the date of this Agreement the consents of third parties requested by the Purchaser, give notices to third parties and take such other actions as may be necessary or appropriate in order to keep in effect and avoid the breach, violation of, termination of, or adverse change to, any Contract to which any member of the Company Group is a party, provided that the Seller and the Company Group shall not be required to, and shall not without the prior written consent of the Purchaser, offer anything of material value to such third party in connection therewith.

Section 6.8 Resignations. On the Closing Date, the Seller shall deliver the duly executed resignations or evidence of removal, in each case, in form and substance reasonably satisfactory to the Purchaser (effective as of the Closing) of all directors, managers and officers of any member of the Company Group as may be requested by the Purchaser in writing and delivered to the Seller not less than five (5) Business Days prior to the Closing Date.

Section 6.9 Payoff Letter. The Company shall use commercially reasonable efforts to (a) deliver to the Purchaser at least three (3) Business Days prior to the Closing a payoff letter with respect to each tranche of Company Payoff Indebtedness, in each case in form and substance reasonably acceptable to the Purchaser and including a release of all obligations (including guarantees) and all related Liens under such Company Payoff Indebtedness upon payment in full of the payoff amount stated therein, executed by the holders of Company Payoff Indebtedness (or their agent or representative) (each, a “Payoff Letter”), (b) deliver all notices and take all actions required pursuant to the terms of the Company Payoff Indebtedness and other documents related to the Company Payoff Indebtedness to facilitate the repayment thereof on the Closing Date and (c) make arrangements therein for the holders of such Company Payoff Indebtedness to deliver, subject to the receipt of the applicable payoff amounts, all related Lien release documentation and possessory collateral to the Purchaser prior to or concurrently with the Closing; provided that (i) in no event shall this Section 6.9 require the Company to cause any such termination or release other than substantially concurrently with the Closing and (ii) all funds required to effect such repayment shall be provided by the Purchaser in accordance with Section 2.7(b).

Section 6.10 R&W Insurance Policy. The Purchaser (a) has bound the R&W Insurance Policy and (b) will pay, or caused to be paid, the total premium, underwriting costs and brokerage commissions with respect to the R&W Insurance Policy. The Purchaser shall use reasonable best efforts to ensure that the R&W Insurance Policy continues to be bound and to cause the R&W Insurance Policy to be in full force and effect at the Closing. The R&W Insurance Policy shall include a provision whereby the insurer (i) expressly waives, and agrees not to pursue, any rights of subrogation against the Seller with respect to any claim made by any insured under the R&W Insurance Policy (except in the case of Fraud) and (ii) agrees that the Purchaser shall have no obligation to pursue any claim against the Seller (other than in connection with Fraud) in connection with any covered loss under the R&W Insurance Policy. Purchaser shall not (whether prior to, or following, the Closing), without Seller’s prior written consent, terminate the R&W Insurance Policy or otherwise amend or modify the terms of the

R&W Insurance Policy, in each case, as may be reasonably expected to materially and adversely affect the indemnification obligations of the Seller under this Agreement.

Section 6.11 NYSE Listing. Prior to the Closing, the Purchaser shall prepare and file with the NYSE a supplemental listing application with respect to the Holdback Stock Consideration and shall use its reasonable best efforts to obtain, as promptly as practicable prior to the Closing Date, approval of the listing of the Purchaser Shares constituting the Holdback Stock Consideration, subject only to official notice to the NYSE of issuance.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1 Regulatory Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, including Section 7.1(d), each of the Parties agrees to use reasonable best efforts to consummate and make effective the Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions set forth in Article VIII to be satisfied as promptly as practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action or proceeding by, any Governmental Authority and (iii) the obtaining of all necessary consents, approvals or waivers from, and the giving of all required notices to, third parties. In addition, the Purchaser shall use reasonable best efforts to defend, through litigation on the merits or otherwise, any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would restrain or prevent the closing of the Transactions, and the Seller and the Company shall provide such cooperation therewith as is reasonably requested by the Purchaser.

(b) Subject to Section 7.1(d) and Section 7.1(f), in connection with and without limiting the foregoing, each of the Purchaser, the Seller and the Company shall cooperate and use reasonable best efforts to (i) make, as promptly as practicable, all necessary filings, and thereafter make any other required submissions and obtain, as promptly as practicable, from any Governmental Authority any authorizations, exemptions, certificates, registrations, clearances, consents, Orders, approvals, permits or licenses that are required under any applicable Law to be obtained or made by the Seller, any member of the Company Group or the Purchaser, as the case may be, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and (ii) respond to any requests for information under any applicable Law. Except to the extent prohibited by applicable Law, the Purchaser, the Seller and the Company shall consider in good faith the views of one another in connection with and provide to the other in advance, any analyses, appearances, presentations, filings, submissions, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party pursuant to this Section 7.1(b) or any non-ministerial correspondence or communications between the Purchaser, the Seller, the Company or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand in connection with any filings or submissions made pursuant to this Section 7.1(b) and if requested, accept reasonable additions, deletions or changes suggested by any other Party in connection therewith; provided, however, that any correspondence or communications provided to any other Party pursuant to this sentence, may be redacted or designated “outside counsel only” (A) to remove references concerning the valuation of the Company Group or the Purchaser or its Subsidiaries, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, in connection with proceedings under or relating to any applicable Law. None of the Parties shall agree to participate in any meeting, telephone call or discussion with any Governmental Authority in respect of any filing, Action inquiry, audit, examination or investigation (including the settlement of any such matter) unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting, telephone call or discussion.

(c) In connection with and without limiting the foregoing, the Seller and the Purchaser shall duly file (x) within twenty five (25) Business Days after the date of this Agreement (the “Filing Deadline”), the HSR Filing with respect to the transactions contemplated by this Agreement with the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice, provided that there are no changes that are effective in the applicable regulations under the HSR Act between the date of this Agreement and the Filing Deadline, and if there are changes that become effective between the date of this Agreement and the Filing Deadline, each of the Seller and the Purchaser shall use reasonable best efforts to make, or cause to be made, an appropriate filing pursuant to the HSR Act as promptly as reasonably practicable thereafter, and (y) as promptly as practicable after the date of this Agreement, (i) the filings specified in Section 8.1(c) of the Company Disclosure Letter (subject to any terms set forth therein) and (ii) any filings in other jurisdictions that counsel for the Purchaser deems necessary to obtain from a Governmental Authority in connection with the Transactions (collectively, the “Required Filings”). Each Party shall cooperate with the other Party to the extent necessary to assist the other Party in the preparation of its Required Filings and, if requested, to promptly amend or furnish additional information thereunder. Each Party shall use reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice, other than confidential or proprietary information not directly related to the Transactions, and to keep the other Party reasonably informed with respect to the status of each clearance, approval or waiver sought from a Governmental Authority in connection with the Transactions and the material communications between such Party and such Governmental Authority.

(d) Notwithstanding anything in this Agreement to the contrary, in no event shall the Purchaser or any of its Affiliates be required to (A) (1) sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any Subsidiary, operations, divisions, businesses, product lines, customers or assets of the Purchaser, its Affiliates or the Company Group, (2) accept any operational restriction or take or commit to take such other actions that may limit Purchaser’s, its Affiliates’ or the Company Group’s freedom of action with respect to, or its ability to retain, one or more of its operations, divisions, businesses, products lines, customers or assets, or (3) propose, negotiate, offer or enter into any judgment, consent decree, hold separate order or other agreement to effectuate any of the foregoing; (B) terminate, amend or otherwise modify any Contract or other business relationship as may be required to obtain any necessary clearance of any Governmental Authority or to obtain termination of any applicable waiting period under any applicable Antitrust Laws or Foreign

Direct Investment Laws; or (C) agree to or be required to obtain “prior approval” or other affirmative approval from a Governmental Authority to carry out any future transaction, or to make any notification or provide prior notice to any Governmental Authority regarding any proposed transaction; provided that the Company Group and the Seller shall take any of the foregoing actions if requested by the Purchaser in writing so long as any such actions are conditioned on the occurrence of the Closing, provided, further, that the Seller and the Company Group shall not take any such actions without the prior written direction of the Purchaser.

(e) The Purchaser shall pay, or cause to be paid all filing fees incurred in connection with the HSR Filing. The Purchaser and the Company shall pay, or cause to be paid, in equal proportions the filings fees for any filings under Antitrust Laws (other than the HSR Filing) or Foreign Direct Investment Laws required for the consummation of the Transactions.

(f) The Purchaser shall, upon reasonable consultation with the Seller and in consideration of the Seller’s views in good faith, be entitled to direct the defense of this Agreement and the Transactions contemplated hereby before any Governmental Authority and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities regarding (i) the expiration or termination of any applicable waiting period relating to the Transactions under the HSR Act or (ii) obtaining any consent, approval, waiver, clearance, authorization or permission from a Governmental Authority; provided, however, that it shall afford the Seller a reasonable opportunity to participate therein.

Section 7.2 Public Announcements. The Parties have agreed on one or more press releases related to this Agreement and the Transactions to be issued in connection with the execution of this Agreement. Subsequent to such initial press release or releases, during the Pre-Closing Period, none of the Parties shall make any public releases or announcements regarding this Agreement, the other Transaction Documents or the Transactions without the written consent of the other Parties, except that: (a) the Purchaser and its Affiliates shall be permitted to issue further press releases, make public announcements and communicate with stockholders, employees, customers and suppliers, without the consent or participation of Seller or any other Person (i) so long as any such subsequent press release or public announcement does not contain any material information that was not previously disclosed in accordance with this Section 7.2 or (ii) if required by applicable Law or listing standards of the NYSE, provided that in the case of this clause (a)(ii), the Purchaser shall provide the Seller, to the extent reasonably practicable, a reasonable opportunity to review and comment upon such press release or other announcement or disclosure in advance and shall give good faith consideration to the Seller’s comments, (b) the Purchaser shall have the right, without the need to obtain any prior consent from the Seller or any other Person, to file a copy of this Agreement with the SEC and include a summary thereof in connection with such filing, (c) the Company may, without the need to obtain any prior consent, disclose to third parties the existence of this Agreement and terms thereof publicly disclosed in compliance with this Section 7.2, to the extent necessary to provide necessary notices and seek requisite consents related to this Agreement and the Transactions, and (d) the Seller and its sponsor equityholders shall be permitted to issue subsequent press releases and make public announcements, so long as any such subsequent press release or public announcement does not contain any material information that was not previously disclosed in accordance with this Section 7.2. Notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, TJC L.P. and its Affiliates may provide (i) the financial results achieved by TJC L.P.

and its Affiliates with respect to their respective beneficial interest in the Company and its Subsidiaries and (ii) a general description of the Company and its Subsidiaries (including their financial performance, and TJC L.P.’s and its Affiliates’ investment and role therein), to the current or prospective limited partners or other business affiliates of TJC L.P. and its Affiliates and their respective advisors, provided that such Persons to whom any such information that is Confidential Information is being disclosed are subject to customary confidentiality obligations.

Section 7.3 Employee Matters.

(a) Following the Closing Date, the Purchaser shall, for a period of no less than one (1) year following the Closing Date, cause the Company Group to provide individuals who are employed by any member of the Company Group immediately prior to the Closing Date and who remain employed by the Purchaser and its Subsidiaries (the “Continuing Employees”) with (i) base salaries and hourly wage rates that are no less than those provided immediately prior to the Closing Date and (ii) bonus and incentive opportunities and other employee benefits that, in the aggregate with base salaries and hourly wage rates, are no less favorable than those provided to such Continuing Employees immediately prior to the Closing Date. Notwithstanding the foregoing, any bonuses that are in the nature of retention bonuses or other compensation plans or programs which, by their terms, are not payable on or after the Closing Date, shall not be subject to this Section 7.3(a).

(b) The Purchaser or its applicable Affiliates shall use commercially reasonable efforts to cause all of their benefit plans, policies or arrangements under which Continuing Employees participate to recognize service with the Company Group (including predecessors) prior to the Closing Date for purposes of eligibility to participate and vesting and level of benefits for purposes of vacation and severance to the same extent recognized by the Company Group under a corresponding Benefit Plan prior to the Closing Date, provided, that such service recognition shall not be required for purposes of any defined benefit pension, retiree medical or welfare or similar plans or programs, where such recognition would result in a duplication of benefits or where similar credit is not given to other similarly situated employees of the Purchaser.

(c) With respect to health care plans maintained by the Purchaser or its Affiliates for the benefit of the Continuing Employees on and after the Closing, the Purchaser shall, or shall cause the applicable member of the Company Group or such plan to, make commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods applicable to the Continuing Employees (and their covered dependents), and (ii) in determining any deductible, out-of-pocket limitations, co-payments or similar requirements, give full credit towards satisfying any applicable deductible or similar requirements for the applicable plan year in which the Closing Date occurs with respect to an amount equal to the excess of the total expenses paid by any Continuing Employee during the portion of the applicable plan year prior to the Closing Date, in each case to the extent recognized for such purpose under an analogous Benefit Plan prior to the Closing Date.

(d) The Seller shall update as of three (3) Business Days prior to the Closing Date and provide to the Purchaser no later than the Closing Date, the schedules set forth in Section 4.12(a) and (b) of the Company Disclosure Letter and shall add to the schedule set forth in Section 4.12(a) the following information: (i) for each employee not employed in the United States, date of birth; and (ii) vacation and other paid time off accrual.

(e) Unless otherwise requested by the Purchaser in writing delivered to the Company not less than ten (10) Business Days before the Closing Date, the Company shall take such actions as are necessary or appropriate to terminate the Silvus Technologies, Inc. 401(k) Plan and the CRFS Inc. - 401k Plan, effective as of the business day prior to the Closing Date. The form and substance of such resolutions and any other actions taken in connection with the foregoing terminations shall be subject to the review and approval of the Purchaser.

(f) Between the date hereof and the Closing, any notices or communication materials (including website postings) from the Company or its Affiliates to their employees with respect to the Transactions or employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Transactions or employment thereafter, shall be subject to the prior review, comment and approval of the Purchaser, which approval shall not be unreasonably withheld.

(g) Nothing in this Section 7.3, whether express or implied, shall confer upon any Person (including any current or former director, officer or employee of, or consultant or independent contractor to, the Purchaser, any member of the Company Group or any of their respective Affiliates) any third party beneficiary or other rights or remedies, including any right to employment or continued employment for any specified period or continued participation in any benefit plan, of any nature or kind whatsoever under or by reason of this Section 7.3. No provision of this Section 7.3 is intended to and such provisions do not modify, amend or create any employee benefit plan of the Purchaser, any member of the Company Group or any of their respective Affiliates.

Section 7.4 280G Matters. At least ten (10) Business Days prior to the Closing Date, the Seller shall, or shall cause an Affiliate of the Seller to (a) use commercially reasonable efforts to obtain from each “disqualified individual” (as defined in Section 280G(c) of the Code) a waiver by such “disqualified individual” of any and all payments (or other benefits) contingent on the consummation of the Transactions (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that such payments and benefits would not be “excess parachute payments” under Section 280G of the Code, (b) submit to the equityholders of Seller for a vote all such waived payments in a manner such that, if such vote is adopted by such equityholders of Seller in a manner that satisfies the shareholder approval requirements under Section 280G(b)(5)(B) of the Code and regulations promulgated thereunder, no payment received by such “disqualified individual” would be a “parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code) and (c) deliver to the Purchaser evidence reasonably satisfactory to the Purchaser of the results of such vote. Such vote shall establish the “disqualified individual’s” right to receive or retain the payment or other compensation. In addition, the Seller shall, or shall cause an Affiliate of the Seller to, provide adequate disclosure to the equityholders of Seller of all material facts concerning all payments that, but for such vote, could be deemed “parachute payments” to any such “disqualified individual” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. At least ten (10) Business Days prior to the Closing Date, the Seller shall provide or cause to be provided to the Purchaser written drafts of the shareholder disclosure statement, waivers, and shareholder approval forms that will be provided to disqualified individuals and shareholders in advance of delivering such documents to the disqualified individuals and shareholders, as applicable, and allow the Purchaser and its Representatives a reasonable opportunity to provide comments on such documents.

Section 7.5 Preservation of Records; Post-Closing Access and Confidentiality.

(a) The Purchaser shall use reasonable best efforts to preserve and keep, and cause the Company Group to preserve and keep, information and books and records held by any member of the Company Group relating to the Seller for a period of six (6) years from the Closing Date, during which time the Purchaser shall make such information and books and records available to the Seller as the Seller may reasonably require in connection with any audit, investigation, dispute or litigation with a third party, provided, that the Seller shall reimburse the Purchaser for all reasonable and documented out-of-pocket costs and expenses incurred in connection with any such request. Notwithstanding the foregoing, (i) any such access rights shall be exercised in such manner as not to interfere unreasonably with the conduct of the business of the Company Group or the Purchaser and its Subsidiaries, and (ii) the Purchaser may withhold any document (or portions thereof) or information to the extent that (x) it may not be disclosed under applicable Law or pursuant to the terms of a non-disclosure agreement with a third party; provided, that the Purchaser shall use commercially reasonable efforts to provide access to such information in a manner that does not violate such restriction, or (y) the disclosure would cause the Purchaser or any member of the Company Group to waive its attorney-client or other legal privilege with respect to such information; provided, that the Purchaser shall use commercially reasonable efforts to provide access to such information in a manner that does not waive such privilege, or (z) would result in the disclosure of competitive sensitive information; provided, that the Purchaser shall use commercially reasonable efforts to provide access to such information in a manner that does not result in such disclosure of competitive sensitive information.

(b) From and after the Closing and continuing for three (3) years thereafter, the Seller shall, and shall cause its Affiliates and Representatives to, keep all documents, materials, records and other information that it has or has obtained prior to or after the Closing regarding the Purchaser, its Affiliates or any member of the Company Group or any information concerning this Agreement, the other Transaction Documents or the Transactions that has not been publicly disclosed in accordance with Section 7.2 (“Confidential Information”) strictly confidential and will not disclose such information without the Purchaser’s prior written consent and, at the Purchaser’s request, shall deliver to the Purchaser or destroy (at the Purchaser’s option) all such Confidential Information; provided however, the foregoing restrictions shall not apply to any information (i) that is or becomes generally available to the public other than as a result of disclosure in violation of this Section 7.5(b) or any other obligation of confidentiality to the Purchaser or its Affiliates; (ii) that is required to be disclosed by applicable Law or to a Governmental Authority, provided that, in the case of this clause (ii), to the extent permitted by applicable Law, the Seller shall prior to any disclosure (A) reasonably promptly notify the Purchaser in writing of such requirement (which notification shall include the nature of such legal requirement and the extent of the required disclosure), (B) provide the Purchaser with a reasonable opportunity to seek an appropriate protective order or other remedy, and (C) use commercially reasonable efforts to cooperate with the Purchaser, at the Purchaser’s expense, to preserve to the extent reasonably practicable the confidentiality of such information, and in the event that such appropriate protective order or other remedy is not obtained, the Seller or its Affiliates shall furnish, or cause to be furnished, only that portion of such information that is legally required to be disclosed and shall exercise, at the Purchaser’s expense, commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such disclosed Confidential Information; or (iii) that the Seller or any of its Affiliates receives after the Closing from a source other than the Purchaser or its Affiliates or Representatives; provided that such source is not known (after reasonable inquiry) by the Seller or any of its Affiliates to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Purchaser or its Affiliates (or the Company Group prior to Closing) with respect to such information. The foregoing shall not prohibit the Seller or its Affiliates from disclosing any Confidential Information solely to the extent required for the purpose of enforcing any right or remedy relating to this Agreement, the other Transaction Documents or the Transactions. Furthermore, the provisions of this Section 7.5(b) will not prohibit any retention of copies of records as may be, and only to the extent, necessary to comply with applicable Law or in connection with the preparation and filing of financial statements with a Governmental Authority or Tax Returns of the Seller or its controlled Affiliates or in connection with the enforcement of any right or remedy relating to this Agreement, the other Transaction Documents or the Transactions.

(c) Effective as of the Closing, all of the restrictions on and obligations of the Purchaser in the Confidentiality Agreement shall automatically terminate in their entirety (including, for the avoidance of doubt, any such provisions that purport to survive termination of the Confidentiality Agreement).

Section 7.6 Registration Rights Agreement. At the Closing, the Seller and the Purchaser shall enter into a Registration Rights Agreement substantially in the form attached hereto as Exhibit E (the “Registration Rights Agreement”) providing for the registration for resale of the Purchaser Shares constituting the Earnout Stock Consideration, on the terms and subject to the conditions set forth in the Registration Rights Agreement.

Section 7.7 Restrictive Legend. Subject to the terms of the Registration Rights Agreement, the certificates representing the Purchaser Shares to be issued and delivered hereunder as Earnout Stock Consideration shall bear the following legend (it being agreed that if the Purchaser Shares are not in certificated form, other appropriate restrictions shall be implemented to give effect to the following):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SUCH ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OR AN EXEMPTION FROM SUCH REGISTRATION UNDER SUCH ACT AND SUCH LAWS. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR OTHER TRANSFER OTHERWISE COMPLIES WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.

Section 7.8 Non-Competition; Non-Solicitation.

(a) The Seller agrees that, from the Closing Date until the three (3) year anniversary of the Closing Date, the Seller shall not, and shall cause its controlled Affiliates not to, directly or indirectly, whether as owner, investor, member, shareholder, partner, lender, guarantor or otherwise, own, manage, finance, have control of, participate in or invest in, by itself or in combination with other Persons, any of the entities set forth in Section 7.8(a) of the Company Disclosure Letter.

(b) The Seller agrees that, from the Closing Date until the three (3) year anniversary of the Closing Date, the Seller shall not, and shall cause its controlled Affiliates not to, directly or indirectly, (x) divert, entice or otherwise take away from the Purchaser or any of its Affiliates (including, after the Closing, the members of the Company Group) any clients or potential clients of the Purchaser or any of its Affiliates (including, after the Closing, the members of the Company Group), or (y) solicit, induce or encourage any client or potential client of the Purchaser or any of its Affiliates (including, after the Closing, the members of the Company Group) to terminate or adversely change its relationship with, or refrain from renewing or extending its contractual or other relationship with, the Purchaser or any of its Affiliates (including, after the Closing, the members of the Company Group).

(c) The Seller agrees that, from the Closing Date until the three (3) year anniversary of the Closing Date, the Seller shall not, and shall cause its controlled Affiliates not to, directly or indirectly, hire, employ or solicit for employment any employee of the Company Group as of the date hereof or immediately prior to the Closing (the “Business Covered Persons”); provided that the Seller and its controlled Affiliates shall not be restricted from (i) employing or soliciting for employment any Business Covered Person who has ceased to be employed or engaged the Company Group for a period of at least six (6) months without any prior solicitation prohibited hereunder or (ii) making general solicitations for employment not specifically directed at Business Covered Persons.

(d) Each of the Parties acknowledges that the time, scope, geographic area and other provisions of this Section 7.8 have been specifically negotiated by sophisticated commercial parties and agree that all such provisions are reasonable under the circumstances of the purchase and sale of the Company Shares and of the transactions contemplated by this Agreement. The Seller acknowledges and agrees that the terms of this Section 7.8 (i) are reasonable in light of all of the circumstances, (ii) are sufficiently limited to protect the legitimate interests of the Purchaser and its Affiliates, (iii) impose no undue hardship on the Seller and (iv) are not injurious to the public. The Seller acknowledges and agrees that the restrictive covenants and other agreements contained in this Section 7.8 are an essential part of this Agreement and the Transactions, constitute a material inducement to the Purchaser’s entering into and performing its obligations under this Agreement and the other Transaction Documents, are an essential part of the Purchaser’s willingness to pay the Consideration.

(e) It is the intention of the Parties that if any of the restrictions or covenants contained in this Section 7.8 is held to cover a geographic area or to be for a length of time that is not permitted by Law, or is in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would then be valid or enforceable under Law, such provision shall be construed and interpreted or reformed to provide for a restriction or covenant having the maximum enforceable geographic area, time period and other provisions as shall be valid and enforceable under Law.

Section 7.9 Mutual Release.

(a) Subject to Section 7.9(c), if and only if the Closing occurs, the Seller, for itself, its Affiliates (excluding, for the avoidance of doubt, the Company Group) and its successors and assigns, and their respective Affiliates (collectively, the “Seller Releasors”), hereby forever fully and irrevocably releases and discharges the Purchaser, the Company Group, and each of their respective predecessors, successors, direct or indirect Subsidiaries and past and present equityholders (excluding, for the avoidance of doubt, the Seller), managers, directors, officers, employees, agents, and other Representatives (collectively, the “Purchaser Released Parties”) from any and all Actions, agreements, obligations, promises, judgments, or liabilities of any kind whatsoever in Law or equity and causes of action of every kind and nature, or otherwise (including claims for damages, costs, expense, and attorneys’, brokers’ and accountants fees and expenses) arising out of or related to events, facts, conditions or circumstances existing or arising prior to the Closing, which the Seller Releasors can, shall or may have against the Purchaser Released Parties, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated (collectively, the “Seller Released Claims”), and hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any Action of any kind, in any court or before any tribunal, against any Purchaser Released Party based upon any Seller Released Claim.

(b) Subject to Section 7.9(c), if and only if the Closing occurs, each member of the Company Group and the Purchaser, for itself, its Affiliates (excluding, for the avoidance of doubt, the Seller) and its successors and assigns (collectively, the “Purchaser Releasors”), hereby forever fully and irrevocably releases and discharges the Seller and each of its predecessors, successors, direct or indirect Subsidiaries (excluding, for the avoidance of doubt, the Company Group) and past and present equityholders, managers, directors, officers, employees, agents, and other Representatives (in each case other than the Company Group) (collectively, the “Seller Released Parties”) from any and all Actions, debts, agreements, obligations, promises, judgments or liabilities of any kind whatsoever in Law or equity and causes of action of every kind and nature, or otherwise (including claims for damages, costs, expense, and attorneys’, brokers’ and accountants fees and expenses) arising out of or related to events, facts, conditions or circumstances existing or arising prior to the Closing and solely to the extent relating to the Company Group, which the Purchaser Releasors can, shall or may have against the Seller Released Parties, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated (collectively, the “Purchaser Released Claims”), and hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any Action of any kind, in any court or before any tribunal, against any Seller Released Party based upon any Seller Released Claim.

(c) Notwithstanding anything to the contrary in this Section 7.9, neither the “Purchaser Released Claims” nor the “Seller Released Claims” shall include, and the provisions of this Section 7.9 shall not release or otherwise diminish, (i) the obligations of any Party set forth in or arising under any provisions of this Agreement or any Transaction Document, including, for the avoidance of doubt, any indemnification obligations set forth herein or therein and the survival periods set forth in Article IX, or (ii) any claims for Fraud.

Section 7.10 Further Assurances. Subject to the terms and conditions of this Agreement, each Party agrees to execute such documents and other papers and use reasonable best efforts to take or cause to be taken all action and to perform or cause to be performed all things and acts reasonably necessary, proper or advisable to carry out the provisions of this Agreement and to consummate the Transactions. No document executed pursuant to this Section 7.10 shall be deemed to expand or limit the rights and obligations of the Parties beyond those provided in this Agreement or provide for any additional rights or obligations of the Parties that are not provided for in this Agreement. In the event of any conflict between the terms of any such documents and this Agreement, the terms of this Agreement shall control.

Section 7.11 Amendment of Seller Organizational Documents. Other than in connection with implementing the Earnout Benefit Plan entered in compliance with this Agreement, until the Closing, the Seller shall not otherwise amend or modify, or permit the amendment or modification of, the Organizational Documents of the Seller in a manner that would contradict any of the Transactions or the terms of this Agreement or any of the other Transaction Documents, cause the Transactions or Transaction Documents to violate the terms of the Seller’s Organizational Documents or change the Holdback Seller’s fully diluted equity interests in the Seller from that set forth on Exhibit A-1.

Section 7.12 Seller Equity Interest. Other than in connection with implementing the Earnout Benefit Plan entered in compliance with this Agreement, until the Closing, the Seller shall not (x) issue any additional equity Securities of the Seller or securities convertible, exchangeable or exercisable for equity Securities of the Seller or (y) permit the transfer, assignment or other disposition of any equity Securities of the Seller, in each case, in a manner that would contradict any of the Transactions or the terms of this Agreement (including the treatment of the Holdback Stock Consideration), cause the Transactions or Transaction Documents to violate the terms of the Seller’s Organizational Documents or change the Holdback Seller’s fully diluted equity interests in the Seller from that set forth on Exhibit A-1; provided, however, the foregoing shall not, in each case, apply to the repurchase, cancellation or forfeiture of equity Securities of Seller from or by any Person whose employment with a member of the Company Group was terminated, which repurchase, cancellation or forfeiture is expressly permitted.

Section 7.13 Directors and Officers.

(a) Subject to Section 7.13(c), for a period of six (6) years from and after the Closing Date, the Purchaser agrees to cause each member of the Company Group to indemnify and hold harmless all of such member’s past and present officers and directors (excluding any such officers and directors who are Affiliates of, or are employed by, the Seller or its Affiliates (other than members of the Company Group)) (the “D&O Indemnified Persons”) ) to the same extent such persons are indemnified by such member as of the date hereof pursuant to the Organizational Documents of such member or any agreement between such member and such officer or director set forth in Section 7.13(a) of the Company Disclosure Letter and made available to the Purchaser, for acts or omissions occurring at or prior to the Closing Date, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law or such Organizational Documents or agreements. Any D&O Indemnified Person wishing to claim indemnification under this Section 7.13(a), upon learning of any claim, shall notify the Purchaser (but the failure to notify shall not relieve the Purchaser or the applicable member of the Company Group from any obligations that they may have under this Section 7.13(a) except to the extent such failure materially prejudices such party’s position with respect to such claim). For a period of six (6) years from and after the Closing Date, except as required by applicable Law, the Purchaser shall not permit any member of the Company Group to amend, repeal or modify any indemnification or similar provision in such member’s Organizational Documents relating to the exculpation or indemnification of former officers and directors as in effect on the date of this Agreement in a manner that is material and adverse to any such D&O Indemnified Person.

(b) Prior to the Closing, the Company shall obtain a “tail” insurance policy with a claims period of at least six (6) years after the Closing Date with respect to officers’, directors’ and managers’ liability insurance (including fiduciary liability and employment practices liability insurance coverage) in respect of acts or omissions occurring at or prior to the Closing, covering each such Person currently covered by each member of the Company Group’s officers’, directors’ and managers’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date hereof. The fees, costs and expenses incurred in connection with such “tail” policy shall be borne solely by the Seller. Purchaser and the Company agree not to cancel or modify such tail policy during such six (6) year period.

(c) The “tail” policy obtained pursuant to Section 7.13(b) shall be the primary source of coverage and recovery for any D&O Indemnified Person with respect to acts or omissions occurring at or prior to the Closing. Recovery under such policy must be exhausted or denied prior to any D&O Indemnified Person seeking indemnification under Section 7.13(a).

Section 7.14 Insurance. If requested by the Purchaser at least fifteen (15) Business Days prior to the Closing Date, the Company shall purchase prior to the Closing and maintain at Closing an extended reporting “tail” coverage under each of the Company Group’s claims-made insurance policies (other than the policies described in Section 7.13(b)) with a claims period of at least six (6) years after the Closing Date in respect of acts or omissions occurring at or prior to the Closing and the insurance carrier, price, coverage and all other terms and conditions of such policy shall be subject to the prior written consent of the Purchaser. The fees of purchasing such policy shall be borne by the Purchaser and shall not be an Acquisition Expense.

Section 7.15 Financing Cooperation.

(a) The Seller shall, and shall cause the members of the Company Group to, and each of the Seller and the members of the Company Group shall use their commercially reasonable efforts to cause their respective Representatives to, use commercially reasonable efforts to provide such cooperation as is reasonably requested by the Purchaser in connection with the Financing (which term, for purposes of this Section 7.13, shall include any other financing incurred in lieu thereof or otherwise in connection with the Transactions). Such cooperation shall include but not be limited to the following:

(i) making senior management and advisors of the Company Group available to participate in a reasonable number of meetings, calls, presentations, and due diligence sessions (including accounting due diligence sessions) with proposed lenders, underwriters, initial purchasers, or placement agents, and in sessions with rating agencies, including direct contact between appropriate members of senior management of the Company Group, on the one hand, and the actual and potential financing sources, on the other hand;

(ii) providing reasonable and timely assistance with the preparation of materials for presentations, offering memoranda, prospectuses and similar documents required in connection with the Financing; and

(iii) to the extent reasonably requested in writing at least ten (10) Business Days prior to the Closing Date, all documentation and other information with respect to the Group Companies that is required by regulatory authorities under applicable “know-your-customer” rules and regulations under the USA PATRIOT Act.

(b) Notwithstanding anything in this Section 7.15 to the contrary, in fulfilling its obligations pursuant to this Section 7.15, the Company and its Subsidiaries will not be required to: (i) prior to the Closing Date, pay or incur any commitment or other fee or any out-of-pocket expense (other than customary expenses in connection with the cooperation described in this Section 7.15 that are promptly reimbursed by the Purchaser); (ii) prior to the Closing Date, pass resolutions or consents or approve or authorize the execution of, or execute, the Financing or the definitive documents (including loan agreements, customary guarantee documentation (if applicable) and other applicable loan documents) related to the Financing or related agreements, in each case that would be effective prior to the Closing Date; or (iii) cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability that would be effective prior to the Closing Date or for which such Person will not be indemnified.

(c) The Purchaser shall, upon request by the Seller, reimburse the Seller or the Company for all reasonable and documented out-of-pocket costs incurred by the Seller, the Company or any of the Company’s Subsidiaries in connection with fulfilling its obligations pursuant to this Section 7.15. The Purchaser shall indemnify and hold harmless the Seller, the Company and the Company’s Subsidiaries from and against any and all damages actually suffered or incurred by them in connection with actions taken pursuant to this Section 7.15, except in the event such loss or damage arises out of (i) the willful misconduct, fraud, or bad faith by the Seller, the Company or the Company’s Subsidiaries or, in each case, their respective Representatives, (ii) the material breach of this Agreement thereby or (iii) any material misstatement or omission in the information provided to the Purchaser in writing by the Seller, the Company or the Company’s Subsidiaries for inclusion of any materials relating to the Financing.

(d) Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing) by or to the Purchaser or any of its Affiliates or any other financing transaction be a condition to any of the Purchaser’s obligations hereunder.

ARTICLE VIII

CONDITIONS

Section 8.1 Conditions to Obligations of Each Party. The respective obligations of each Party to complete the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived in writing by the Parties to the extent permitted by applicable Law:

(a) No Law or Orders. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order which is in effect and which has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(b) No Pending Regulatory Proceeding. There shall not be any pending proceeding by a Governmental Authority of competent jurisdiction under any Antitrust Law or Foreign Direct Investment Law in which it is sought to restrain, enjoin, prohibit, or obtain damages or other relief in connection with the Transactions;

(c) HSR Act; Other Regulatory Laws. (i) All waiting or notice periods (and extensions thereof) under the HSR Act shall have expired or been terminated, (ii) any applicable waiting period, clearance, or affirmative or deemed approval of any Governmental Authority or other condition set forth on Section 8.1(c) of the Company Disclosure Letter shall have expired or terminated, been obtained or satisfied, as applicable, and (iii) any agreement between Purchaser and (if applicable) the Seller and the Company, on the one hand, and any Governmental Authority, on the other hand, delaying the consummation of the transaction contemplated hereby shall have ceased to apply.

(d) NYSE. The Purchaser Shares constituting the Holdback Stock Consideration shall have been approved for listing on the NYSE, subject only to official notice to the NYSE of issuance.

Section 8.2 Additional Conditions to Obligations of the Purchaser. The obligations of the Purchaser to complete the Closing are also subject to the satisfaction at or prior to the Closing of each of the following conditions, any or all of which may be waived in writing by the Purchaser:

(a) Representations and Warranties of the Seller and the Company. (i) The representations and warranties in Section 3.4(a), Section 3.4(b) (first sentence only), Section 4.5(a) and Section 4.8(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (other than representations and warranties that address matters only as of an earlier date, in which case, as of such earlier date); (ii) the representations and warranties in Section 3.4 (other than Section 3.4(a) and the first sentence of Section 3.4(b)) and Section 4.5(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (other than representations and warranties that address matters only as of an earlier date, in which case, as of such earlier date), except for de-minimis inaccuracies; (iii) the Fundamental Representations (other than the representations and warranties specified in the foregoing clauses (i) and (ii)) shall be true and correct in all materials respects (without regard to any materiality or material adverse effect qualification therein) as of the date of this Agreement and as of the Closing as though made on and as of the Closing (other than representations and warranties that address matters only as of an earlier date, in which case, as of such earlier date); and (iv) the other representations and warranties set forth in Article III and Article IV shall be true and correct in all respects (without regard to any materiality or “Company Material Adverse Effect” qualifications therein) as of the date of this Agreement and as of the Closing as though made on and as of the Closing (other than representations and warranties which address matters only as of an earlier date, in which case, as of such earlier date), except for breaches or inaccuracies that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Covenants and Agreements of the Seller and the Company. The Seller and the Company shall have performed or complied in all material respects with all of their covenants and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, circumstance, condition, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d) Officer’s Certificates. The Seller shall have delivered to the Purchaser a certificate of the Seller, signed on its behalf by its Chief Executive Officer or Chief Financial Officer and dated as of the Closing, stating that the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied. The Company shall have delivered to the Purchaser a certificate of the Company, signed on its behalf by its Chief Executive Officer or Chief Financial Officer and dated as of the Closing, stating that the conditions specified in Section 8.2(a) (with respect to the Company), Section 8.2(b) (with respect to the Company) and Section 8.2(c) have been satisfied.

(e) Payoff Letter and Evidence of Releases. The Seller and the Company shall have delivered (or caused to be delivered) to the Purchaser the Payoff Letter together with all applicable documents reasonably necessary to evidence the release of all Liens on the respective assets and equity interests of each member of the Company Group and any guarantees in respect of such Company Payoff Indebtedness.

Section 8.3 Additional Conditions to Obligations of the Seller. The obligations of the Seller to complete the Closing are also subject to the satisfaction at or prior to the Closing of each of the following conditions, any or all of which may be waived in writing by the Seller:

(a) Representations and Warranties. The representations and warranties of the Purchaser set forth in Article V shall be true and correct (without regard to any materiality, material adverse effect or “Purchaser Material Adverse Effect” qualification therein) as of the date of this Agreement and as of the Closing as though made on and as of the Closing (other than representations and warranties which address matters only as of an earlier date, in which case, as of such earlier date), except for breaches or inaccuracies that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Purchaser Material Adverse Effect.

(b) Covenants and Agreements. The Purchaser shall have performed or complied in all material respects with all of its covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Officer’s Certificate. The Seller shall have received a certificate signed on behalf of the Purchaser by a duly authorized officer, dated as of the Closing, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Indemnification.

(a) Seller Indemnity. From and after the Closing, the Seller shall indemnify, defend and hold harmless the Purchaser and its Affiliates and their respective Representatives, successors and assigns (each, a “Purchaser Indemnified Party” and, collectively, the “Purchaser Indemnified Parties”) from and against any Losses incurred by any Purchaser Indemnified Party arising out of, relating to or resulting from (or constituting, in the case of clause (iii) or (iv) below):

(i) any inaccuracy or breach (or claim of such) of any representation or warranty set forth in Article III or in Article IV (provided that, for purposes of this Section 9.1(a)(i), any materiality, material adverse effect, or “Company Material Adverse Effect” qualification therein shall be disregarded and not given effect, except in the case of the representations and warranties set forth in Section 4.8, the categories of Material Contracts in Section 4.17(a) and the word “Material” in the term “Material Contracts”);

(ii) any breach of any pre-closing covenant or agreement of the Seller or the Company or post-closing covenant or agreement of the Seller, in each case, set forth in this Agreement;

(iii) any Excluded Taxes;

(iv) any VDA Tax; or

(v) any claim by any equityholder or Affiliate of the Seller or former equityholder of the Company Group, including any claim of a breach of fiduciary duty or otherwise by the managers, directors and officers of Seller or the Company Group in connection with the approval of this Agreement and the Transactions or the consummation thereof.

(b) Purchaser Indemnity. From and after the Closing Date, the Purchaser shall indemnify, defend and hold harmless the Seller and its Affiliates and their respective Representatives, successors and assigns (each, a “Seller Indemnified Party”) from and against any Losses incurred by the Seller Indemnified Party arising out of, relating to or resulting from:

(i) any breach of any covenant or agreement of the Purchaser set forth in this Agreement that is to be performed by the Purchaser after the Closing.

Section 9.2 Defense of Third Party Claims.

(a) Promptly after the receipt by any Person entitled to indemnification pursuant to this Article IX (the “Indemnified Party”) of notice of the commencement of any Action involving a third party (such Action, a “Third Party Claim”), such

Indemnified Party shall, if a claim with respect thereto is to be made against any party or parties obligated to provide indemnification pursuant to this Article IX (the “Indemnifying Party”), give such Indemnifying Party written notice of such Third Party Claim (the “Third Party Claim Notice”) which shall contain (i) a description and the amount (the “Claimed Amount”) of any Losses incurred or reasonably expected to be incurred by the Indemnified Party, to the extent known, (ii) a statement that the Indemnified Party is entitled to indemnification under this Article IX for such Losses, and (iii) a demand for payment in the amount of such Losses; provided that the failure of the Indemnified Party to provide such notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure to give notice shall actually prejudice any defense or claim available to the Indemnifying Party.

(b) Within thirty (30) days after delivery of a Third Party Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response (the “Response”) in which the Indemnifying Party shall either: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount or (ii) dispute that the Indemnified Party is entitled to receive any or all of the Claimed Amount.

(c) Within thirty (30) days after delivery of the Third Party Claim Notice, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Action with counsel reasonably satisfactory to the Indemnified Party; provided, however, that (i) the Indemnifying Party may only assume control of such defense if it acknowledges in writing to the Indemnified Party that any Losses that are assessed against the Indemnified Party in connection with such Action constitute Losses for which the Indemnified Party shall be fully indemnified pursuant to this Article IX, and (ii) the Indemnifying Party may not assume control of the defense of an Action (A) involving criminal liability, (B) in which any relief other than monetary damages is sought against the Indemnified Party, (C) in which the potential liability to the Indemnified Party is more than two (2) times the remaining balance in the Indemnity Escrow Account, (D) to the extent the insurer under the R&W Insurance Policy assumes the defense of such Action pursuant to and in accordance with the R&W Insurance Policy, (E) in which an adverse judgment, in the good faith judgment of the Indemnified Party, is reasonably likely to have a material and adverse effect on the business or reputation of any member of the Company Group, the Purchaser or their Affiliates, or (F) involving or relating to any Company Intellectual Property or Intellectual Property of the Purchaser or its Affiliates. If the Indemnifying Party does not so assume control of such defense, the Indemnified Party shall control such defense. Notwithstanding anything to the contrary in the foregoing, in the event that an Indemnified Party in good faith determines that the conduct of the defense of any Action or any proposed settlement of any such Action by the Indemnifying Party might be expected to materially and adversely affect the ability of the Indemnified Party to conduct its business (including, material relationships with Governmental Authorities, employees, customers, suppliers or other Persons with whom the Indemnified Party has material business relationships) or if the Indemnifying Party may not assume control of the defense of an Action pursuant to this Section 9.2(c), the Indemnified Party shall have the right at all times to take over and assume control over the defense, settlement or negotiations relating to any such Action at the cost of the Indemnified Party; provided that if the Indemnified Party is entitled to be indemnified pursuant to Section 9.1(a), the costs associated with such defense, settlement or resolution of any such Action shall be indemnified by the Indemnifying Party in accordance with this Article IX and subject to limitations herein. The Party not controlling such defense (the “Non-controlling Party”) may participate therein at its own expense; provided, however, that if the Indemnifying Party assumes control of such defense and (x) the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Action, (y) the Indemnified Party incurs fees and expenses of counsel prior to the date that the Indemnifying Party assumes control of such defense, or (z) the Indemnifying Party fails to diligently conduct the defense of such Action, then the reasonable fees and expenses of counsel to the Indemnified Party shall be considered “Losses” for purposes of this Agreement. The party controlling such defense (the “Controlling Party”) shall keep the Non-controlling Party reasonably advised of the status of such Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Action (including copies of any summons, complaint or other pleading which may have been served on such Party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Action. The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Action without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed, it being acknowledged and agreed that the Indemnified Party shall be deemed to be acting reasonably if it withholds consent to a settlement that does not include a full release in favor of the Indemnified Party or includes injunctive or other equitable relief against the Indemnified Party. The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Action, without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed. Any entry of judgment, settlement or compromise that does not comply with the preceding sentence shall not be determinative of the amount of Losses with respect to any related claims for indemnification pursuant to this Article IX.

(d) Notwithstanding anything herein to the contrary, the foregoing provisions of this Section 9.2 shall not apply with respect to Taxes or any Tax Proceeding, which shall be governed by Section 10.2.

Section 9.3 Procedure for Claims Not Involving Third Parties.

(a) An Indemnified Party wishing to assert a claim for indemnification under this Article IX that does not involve a Third Party Claim shall deliver a written notice (a “Claim Notice”), promptly upon becoming aware of such claim (but in no event more than thirty (30) days after becoming aware of such claim), to the Indemnifying Party, which shall contain (i) a description and Claimed Amount, to the extent known, (ii) a statement that the Indemnified Party is entitled to indemnification under this Article IX for such Losses, and (iii) a demand for payment in the amount of such Losses; provided that the failure of the Indemnified Party to provide such notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure to give notice shall actually prejudice any defense or claim available to the Indemnifying Party.

(b) Within thirty (30) days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written Response in which the Indemnifying Party shall either: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount or (ii) dispute that the Indemnified Party is entitled to receive any or all of the Claimed Amount. If no Response is delivered by the Indemnifying Party to the Indemnified Party within such thirty (30)-day period, the Indemnifying Party shall be deemed to have agreed that an amount equal to the entire Claimed Amount shall be payable to the Indemnified Party and such Claimed Amount shall be promptly payable to the Purchaser or the Seller, as applicable.

Section 9.4 Survival; Limitations on Liability.

(a) Survival.

(i) All of the representations and warranties of the Seller and the Company set forth in this Agreement shall survive the Closing of this Agreement until the Release Date, at which time they shall expire, except for the Fundamental Representations and the Tax Representations, which shall survive the Closing until the earlier of (x) December 1, 2028 or (y) sixty (60) days following the final determination of the Earnout Amount for FY 2028, at which time they shall expire. The right to indemnification for Excluded Taxes and any inaccuracy or breach (or claim of such) of any representation or warranty set forth in this Agreement shall not be affected by any investigation conducted, or knowledge acquired, with respect to the accuracy of such representation or warranty. All of the representations and warranties of the Purchaser shall terminate at the Closing.

(ii) All covenants and agreements of the Seller and the Company set forth in this Agreement that require performance prior to the Closing shall survive the Closing until the Release Date, at which time they shall expire. All covenants and agreements of the Purchaser set forth in this Agreement that require performance prior to the Closing shall terminate at the Closing. All covenants and other agreements of the Parties set forth in this Agreement that require performance from and after the Closing shall survive the Closing and shall continue in accordance with their terms.

(iii) If an indemnification claim is properly asserted in writing pursuant to Section 9.2 or Section 9.3, or in respect of Taxes, prior to the expiration, as provided in this Section 9.4(a), of the representation, warranty, covenant or agreement that is the basis for such claim, then such representation, warranty, covenant or agreement and the Indemnifying Party’s indemnification obligations with respect thereto shall survive past the date on which they would otherwise expire until, but only for the purpose of, the resolution of such claim.

(b) Certain Limitations; Cap.

(i) The maximum aggregate amount of indemnifiable Losses payable by the Seller under Section 9.1(a)(i) (after application of Section 9.4(d)(iii)) in respect of all claims made thereunder shall not exceed the Indemnity Escrow Amount (the “Cap”); provided, however, that the Cap shall not apply with respect to breaches of any Fundamental Representation (the “Specified Claims”). The maximum aggregate amount of indemnifiable Losses payable by the Seller under Section 9.1(a)(i) in respect of all claims with respect to the Specified Claims, Section 9.1(a)(ii) in respect of all claims with respect to pre-Closing covenants, Section 9.1(a)(iii), Section 9.1(a)(iv), or Section 9.1(a)(v) shall not, in the aggregate, exceed the Aggregate Cap.

(ii) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall limit any claims for Fraud, and claims for Fraud shall not in any way reduce (or be applied to) any of the limits set forth in this Agreement.

(c) Amounts Reflected as Purchase Price Adjustments. No Purchaser Indemnified Party shall be entitled to indemnification for Losses pursuant to Section 9.1(a) in respect of any amount to the extent that such amount was included in the calculation of the Final Closing Cash Consideration and, in each case, actually reduced the Final Closing Cash Consideration otherwise payable by the Purchaser.

(d) Satisfaction of Seller Indemnity Claims. The Purchaser (on behalf of itself and the other Purchaser Indemnified Parties) and the Seller hereby agree that (i) indemnification claims made by any of the Purchaser Indemnified Parties pursuant to Section 9.1(a)(i) shall be satisfied solely from the Indemnity Escrow Account and the R&W Insurance Policy (provided, however, that the foregoing shall not apply to the Specified Claims), (ii) any amount owing from the Seller to the Purchaser Indemnified Parties pursuant to Section 9.1(a)(i) with respect to breaches of any representations or warranties (other than the Specified Claims) shall be recovered first from the Indemnity Escrow Account (subject to the following clause (iii)), then following exhaustion of the Indemnity Escrow Account, from the R&W Insurance Policy, and (iii) the Seller shall only be responsible for 50% of any amount payable by the Seller to the Purchaser Indemnified Parties pursuant to Section 9.1(a)(i) with respect to breaches of any representations or warranties (other than the Specified Claims). For illustrative purposes only, suppose that the amount indemnifiable under Section 9.1(a)(i) with respect to a particular claim by the Purchaser is $900, the retention under the R&W Insurance Policy is $1,000 and the Indemnity Escrow Account has a balance of $500; in this case, the amount recoverable by the Purchaser from the Indemnity Escrow Account would be $450. Suppose further that the Purchaser has a subsequent claim under Section 9.1(a)(i) for $1,000; in this case, the amount recoverable by the Purchaser from the Indemnity Escrow Account would be $50 and from the R&W Insurance Policy would be $900 (assuming such claim is eligible for coverage under the R&W Insurance Policy). Any amount owing from the Seller to the Purchaser Indemnified Parties with respect to the Specified Claims, Fraud or under Section 9.1(a) (excluding Section 9.1(a)(i)) may be recovered from any combination of the Indemnity Escrow Account, the R&W Insurance Policy and/or by the Purchaser setting-off any Earnout Amounts that would otherwise be due to the Seller under this Agreement, in the discretion of the Purchaser. For the avoidance of doubt, other than in the case of Fraud, the Purchaser shall not be entitled to recover from Seller any amounts in excess of what the Purchaser may recover from any combination of the Indemnity Escrow Account and/or by the Purchaser setting-off any Earnout Amounts that would otherwise be due to the Seller under this Agreement (such aggregate amount, the “Aggregate Cap”).

(e) Calculation of Losses. Each of the Seller and the Purchaser acknowledges and agrees that, for purposes of this Agreement, Losses shall be calculated based on the amount of Losses that remain after deducting therefrom any (i) insurance proceeds (including proceeds received under the R&W Insurance Policy) to the extent actually received by an Indemnified Party with respect thereto (net of any reasonable and documented out-of-pocket costs and expenses, deductibles and premium adjustments or increases in obtaining such insurance proceeds and any Taxes imposed or payable in respect of the receipt thereof), (ii) recoveries actually received by an Indemnified Party under any indemnity, contribution, or other Contract from any unaffiliated third party less any costs and expenses incurred in connection therewith and (iii) any Tax benefits actually realized by a Purchaser Indemnified Party in cash as a result of such Losses in the taxable year of the incurrence or payment of such Losses and the subsequent taxable year (collectively, the “Recoveries”). The Indemnified Parties shall use commercially reasonable efforts to obtain such Recoveries but only if the Losses relating to such Recoveries would be required to be indemnified hereunder; provided, however, that the foregoing shall not (I) require any Party to maintain any insurance, make any claim for insurance as a condition to any indemnification hereunder or initiate or pursue any litigation or claims or otherwise bring any claims to seek such Recoveries, and (II) be construed or interpreted as a guaranty of any level or amount of insurance or other Recovery with respect to any Losses hereunder. If any such Recoveries are actually received by an Indemnified Party with respect to Losses after the Indemnifying Party has made a payment to such Indemnified Party with respect to such Losses, such Indemnified Party shall reimburse the Indemnifying Party for an amount up to such payment to the extent of, and solely using proceeds of, such Recovery.

(f) Exclusivity of Indemnity. After the Closing, the rights of an Indemnified Party under this Article IX shall be the sole and exclusive remedy of such Indemnified Party with respect to all contract claims under this Agreement for breach of any of the representations, warranties, covenants and agreements contained herein or any right, claim or action arising from the Transactions, except in the case of Fraud. Each of the Seller and the Purchaser expressly waives, releases and agrees not to make any claim against the other, or any of their respective Affiliates, except for indemnification claims made pursuant to this Article IX, or for any equitable relief pursuant to Section 12.10; provided, however, that the foregoing shall in no way limit Purchaser’s rights with respect to or under the R&W Insurance Policy. Notwithstanding the foregoing, nothing in this Article IX shall limit the operation of Section 2.8 or Article X.

Section 9.5 Tax Treatment of Payments. Any indemnification payments made pursuant to this Article IX shall be treated as an adjustment to the consideration paid for the Company Shares pursuant to this Agreement, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law.

Section 9.6 Duty to Mitigate. The Indemnified Party shall take commercially reasonable measures to mitigate indemnifiable Losses to the extent required by applicable Law.

ARTICLE X

TAX MATTERS

Section 10.1 Tax Returns.

(a) The Seller shall prepare, or cause to be prepared, all Pre-Closing Tax Returns that are due (taking into account any applicable extensions) on or before the Closing Date (each, a “Seller-Prepared Tax Return”). Each Seller-Prepared Tax Return shall be prepared in a manner consistent with the past practices of the Company Group, except as otherwise required by applicable Law. The Seller shall deliver, or cause to be delivered, each Seller-Prepared Tax Return to the Purchaser for its review and comment no later than thirty (30) days prior to the due date for filing such Seller-Prepared Tax Return (taking into account any applicable extensions), or in the case of any such Tax Return that is required to be filed within forty-five (45) days of the date of this Agreement or that is a non-income Tax Return, such later time as is reasonably practicable. The Purchaser shall provide to the Seller any comments on such Seller-Prepared Tax Return no later than the earlier of (i) fifteen (15) days following the receipt thereof from the Seller or (ii) five (5) days prior to the due date for filing such Tax Return, and the Seller shall consider such comments of the Purchaser in good faith. The Seller shall cause all Seller-Prepared Tax Returns to be filed on a timely basis (taking into account any applicable extensions) and shall timely pay all Taxes reflected on such Seller-Prepared Tax Returns.

(b) The Purchaser shall prepare and file, or cause to be prepared and filed, all Pre-Closing Tax Returns that are due (taking into account any applicable extensions) after the Closing Date and all Straddle Period Returns (each, a “Purchaser-Prepared Tax Return”). The Purchaser shall pay, or cause the Company Group to pay, all Taxes due in respect of any Purchaser-Prepared Tax Return to the applicable Governmental Authority; provided, that the Purchaser shall be entitled to recover, in accordance with Article IX, any Taxes due in respect of such Tax Returns for which the Seller is responsible pursuant to Article IX. All Purchaser-Prepared Tax Returns shall be prepared in a manner consistent with the past practices of the Company Group, except as otherwise required by applicable Law, and shall take into account Transaction Tax Deductions. The Purchaser shall deliver any Purchaser-Prepared Tax Return to the Seller for its review and comment at least thirty (30) days prior to the due date for filing such Tax Return (taking into account any applicable extensions), or in the case of any such Tax Return that is required to be filed within three (3) months following the Closing Date or that is a non-income Tax Return, such later time as is reasonably practicable. The Seller shall provide to the Purchaser any comments on such Purchaser-Prepared Tax Return no later than the earlier of (i) fifteen (15) days following the receipt thereof from the Purchaser and (ii) five (5) days prior to the due date for filing such Tax Return, and the Purchaser shall incorporate any reasonable comments of the Seller (other than any comment that would cause a material position to be reflected on such Tax Return for which there is not at least “more likely than not” support under applicable Law).

(c) The Purchaser and its Affiliates shall not, and shall cause the Company Group not to, (i) except to the extent otherwise required pursuant to applicable Law or the good faith resolution of a Tax Proceeding, amend any previously-filed Tax Returns of the Company Group for a Pre-Closing Tax Period, (ii) file Tax Returns for a Pre-Closing Tax Period in a jurisdiction where the Company Group has not historically filed Tax Returns, (iii) initiate discussions or examinations with any Governmental Authority regarding any Tax Return of the Company Group with respect to any Pre-Closing Tax Period, (iv) make any voluntary disclosures with respect to any Taxes of the Company Group for Pre-Closing Tax Periods, (v) make, change or revoke any Tax election in respect of the Company Group with retroactive effect to any Pre-Closing Tax Period, or (vi) change any accounting method of the Company Group with respect to any Pre-Closing Tax Period, in each case, without the prior written consent of the Seller (which consent shall not be unreasonably withheld, delayed or conditioned), in each case, if such action would give rise to a Tax liability for which the Seller is responsible pursuant to Article IX; provided that the restrictions contained in this Section 10.1(c) shall (x) not apply with respect to any Straddle Period, (y) cease to apply following the date that is sixty (60) days following the final determination of the Earnout Amount for FY 2028, and (z) not limit the Purchaser’s ability to cause members of the Company Group to make any Tax Return filings or voluntary disclosures (including entering into voluntary disclosure agreements) in the jurisdictions specified in Section 10.1(c) of the Company Disclosure Letter.

(d) For purposes of this Agreement, in the case of any Straddle Period: (i) the amount of any Taxes not described in clause (ii) (including Taxes based upon or measured by income, receipts, payments or payroll) of the Company Group for the portion of any Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date; and (ii) the amount of any property Taxes or other Taxes imposed on a periodic basis of the Company Group for the portion of the Straddle Period ending on the Closing Date shall be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. Any exemption, deduction, credit or other item (including the effect of any graduated rates of tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. The taxable period of any subsidiary of a member of the Company Group, which subsidiary is a partnership, any other “flow-through entity” or a “controlled foreign corporation” shall be deemed to end on the Closing Date.

Section 10.2 Tax Proceedings.

(a) Following the Closing Date, except as provided in Section 10.2(b), the Purchaser shall control the conduct of any Tax Proceeding with respect to any member of the Company Group.

(b) Following the Closing Date, each of the Purchaser and the Seller shall promptly notify the other in writing within ten (10) Business Days after receipt by such Party or any of its Affiliates of written notice of any pending or threatened Tax Proceeding that relates to Taxes for which the Purchaser Indemnified Parties are entitled to indemnification under Article IX. In the case of a Tax Proceeding for a Pre-Closing Tax Period of a member of the Company Group (but not a Straddle Period), if the Seller notifies the Purchaser in writing within ten (10) Business Days of receiving such notice from the Purchaser, or providing such notice to the Purchaser, as applicable, that the Seller elects to exercise its right to control the Tax Proceeding as set forth in this sentence (the “Seller Control Notice”), the Seller shall have the right to control the conduct of such Tax Proceeding at its own expense; provided, that (i) the Purchaser shall have the right to fully participate in such Tax Proceeding at its own expense and (ii) the Seller shall not settle, compromise and/or concede any portion of such Tax Proceeding without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned; provided, further, that (x) if the Seller informs the Purchaser in writing that it chooses not to assume (or retain) control of the conduct of any such Tax Proceeding, then the Purchaser shall retain (or assume) control of such Tax Proceeding at the Seller’s expense and the Purchaser shall have the exclusive right to control, settle, compromise and/or concede any portion of such Tax Proceeding in its sole discretion, and (y) if the Seller does not timely provide such Seller Control Notice, or if, at any time, the Seller fails to defend diligently a Tax Proceeding that it elected to control pursuant to the foregoing provisions of this Section 10.2(b) (whether by failing to participate in any portion of, or attend any scheduled meetings in connection with, such Tax Proceeding or by failing to timely submit any materials in connection with such Tax Proceeding or otherwise), the Purchaser shall have the right to assume (or retain) control of such Tax Proceeding at the Seller’s expense and shall be permitted to settle, compromise and/or concede such Tax Proceeding in its sole discretion. In addition, notwithstanding the above provisions of this Section 10.2(b) and the proviso set forth in Section 10.2(c), the Purchaser shall have the right to control any Tax Proceeding of a member of the Company Group for a Pre-Closing Tax Period or Straddle Period (and shall be permitted to settle, compromise and/or concede such Tax Proceeding in its sole discretion) at any time that 50% or more of the amount of Losses that could result from such Tax Proceeding for which the Seller is responsible pursuant to Article IX would not reasonably be expected to be recovered from the Indemnity Escrow Account or by way of set-off against any Earnout Amount for whatever reason; provided, that, if the Seller is expected to bear $500,000 (five hundred thousand dollars) or more of Losses resulting from such Tax Proceeding pursuant to Article IX (by way of recovery from the Indemnity Escrow Account and/or set-off against any Earnout Amount), the Seller shall have the right to fully participate in such Tax Proceeding at its own expense and the Purchaser shall not settle, compromise and/or concede any portion of such Tax Proceeding without the prior written consent of the Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

(c) The Purchaser shall have the exclusive right to control the conduct of any Tax Proceeding with respect to any member of the Company Group for any Straddle Period or any taxable period beginning after the Closing Date; provided, that, subject to the third sentence of Section 10.2(b), in the case of any such Tax Proceeding for a Straddle Period, the Purchaser shall not settle, compromise and/or concede any portion of such Tax Proceeding that is reasonably likely to affect the liability of the Seller under Article IX without the prior written consent of the Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

Section 10.3 Assistance and Cooperation.

(a) From and after the Closing, the Seller and the Purchaser agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company Group as is reasonably requested for the filing of any Tax Returns and the preparation, prosecution, defense or conduct of any Tax Proceeding.

(b) From and after the Closing, the Seller and the Purchaser shall reasonably cooperate with each other in the conduct of any Tax Proceeding involving or otherwise relating to the Company Group (or their income or assets). Any information obtained under this Section 10.3(b) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of any Tax Proceeding.

(c) Notwithstanding anything herein to the contrary, (i) in no event shall any Person be entitled to originals or copies of (and the Purchaser shall not be required to deliver originals or copies of) or to review or inspect any Tax Returns of the Purchaser or any of its Affiliates (other than, after the Closing, Tax Returns relating exclusively to members of the Company Group) and (ii) the Purchaser shall have the sole and exclusive right to control any Tax Proceeding in respect of Taxes of the Purchaser or any of its Affiliates (other than any Tax Proceeding solely involving the members of the Company Group).

Section 10.4 Refunds and Certain Other Tax Benefits.

(a) If the Purchaser or any of its Affiliates (including, after the Closing, the Company or any of its Subsidiaries) receives a refund of Taxes of the Company Group paid on or prior to the Closing Date (whether by payment or as a credit in lieu thereof, and including, for the avoidance of doubt, with respect to any overpayment of any estimated Taxes by the Company Group for any Pre-Closing Tax Period or the portion of the Straddle Period ending on the Closing Date, and together with any interest received thereon, a “Tax Refund”), the Seller shall be entitled to any such Tax Refund, reduced by any reasonable out-of-pocket costs (including Taxes) incurred by the Purchaser or any of its Affiliates (including members of the Company Group) in connection with the receipt of such Tax Refund; provided, that the Seller shall not be entitled to any Tax Refund (i) attributable to a carryback (or use) of any loss, deduction or other similar tax item arising in a Post-Closing Tax Period, (ii) taken into account as an asset in the calculation of the Final Closing Cash Consideration, (iii) to the extent the Purchaser has a claim against the Seller pursuant to this Agreement at such time (and up to the amount of such claim), (iv) that is received following the date on which the Earnout Amount, if any, for FY 2028 would be required to be paid (other than Tax Refunds attributable to amendments of California state income Tax Returns described in Section 10.1(c) of the Company Disclosure Letter), or (v) attributable to amendments of California state income Tax Returns described in Section 10.1(c) of the Company Disclosure Letter, in excess of the aggregate amount for which the Purchaser Indemnified Parties were indemnified pursuant to Section 9.1(a)(iv). The Purchaser and its Affiliates (including members of the Company Group) shall cooperate with the Seller in order to take all reasonable steps requested by the Seller to obtain any such Tax Refund. The Purchaser shall cause the amount of any Tax Refund (or portion thereof) to which the Seller is entitled hereunder to be paid to the Seller within thirty (30) days after such Tax Refund is received. If any Tax Refund paid to the Seller pursuant to this Section 10.4(a) is disallowed prior to the date on which the Earnout Amount, if any, for FY 2028 would be required to be paid, the Seller shall promptly repay such Tax Refund to the Purchaser. If the Purchaser or any of its Affiliates (including, after the Closing, the Company or any of its Subsidiaries) actually realizes a reduction in federal income Taxes payable in a taxable period commencing after the Closing Date, as a result of any deduction of net operating loss carryovers attributable to Transaction Tax Deductions, determined on a “with and without” basis, the Purchaser shall promptly pay to the Seller an amount equal to the product of (I) 25% and (II) the amount of such deduction. The Purchaser’s obligation pursuant to the preceding sentence shall terminate on the date on which the Earnout Amount, if any, for FY 2028 would be required to be paid, and if any deduction in respect of which the Purchaser made a payment to the Seller pursuant to the preceding sentence is disallowed, in whole or in part, prior to the date on which the Earnout Amount, if any, for FY 2028 would be required to be paid, the Seller shall promptly repay an amount equal to the product of (I) 25% and (II) such disallowed deduction to the Purchaser.

(b) Except as provided in Section 10.4(a), the Purchaser and its Affiliates will be entitled to any refunds of Taxes (including any interest received thereon) of any member of the Company Group.

Section 10.5 Conveyance Taxes. Notwithstanding anything in this Agreement to the contrary, the Purchaser, on the one hand, and the Seller, on the other hand, shall each be responsible for and shall pay one half of any sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer, or similar Taxes incurred as a result of the transfer of the Company Shares to the Purchaser or its designated Subsidiary or Subsidiaries hereunder or the transfer of Purchaser Shares to the Seller or the Holdback Sellers (collectively, “Conveyance Taxes”). The Purchaser and the Seller shall reasonably cooperate in the preparation of any Tax Returns required to be filed in respect of any Conveyance Taxes.

Section 10.6 Certain Interim Tax Matters. Between the date hereof and the Closing, the Seller shall, and shall cause the Company Group to, cause any intercompany loans from CRFS Limited to Silvus Technologies, Inc. to be repaid in full.

ARTICLE XI

TERMINATION

Section 11.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Purchaser and the Seller;

(b) by the Purchaser, if there has been any breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Seller or the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied and (ii) if curable, has not been cured on or prior to the earlier of the Outside Date or thirty (30) days following receipt by the Seller or the Company of written notice of such breach or failure to perform from the Purchaser; provided that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 11.1(b) if it is then in material breach of any representation, warranty, covenant or other agreement hereunder that would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b);

(c) by the Seller, if there has been any a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Purchaser set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied and (ii) if curable, has not been cured on or prior to the earlier of the Outside Date or thirty (30) days following receipt by the Purchaser of written notice of such breach or failure to perform from the Seller; provided that the Seller shall not have the right to terminate this Agreement pursuant to this Section 11.1(c) if it or any member of the Company Group is then in material breach of any representation, warranty, covenant or other agreement hereunder that would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b);

(d) by either the Purchaser or the Seller, if there shall be any Law or Order which is final and nonappealable preventing the consummation of the Transactions on the terms set forth herein or that makes consummation of the Transactions on the terms set forth herein illegal, provided, however, that the right to terminate this Agreement under this Section 11.1(d) shall not be available to any Party whose breach of or failure to perform any material covenant, agreement or obligation hereunder is the principal cause of such Law or Order; or

(e) by either the Purchaser or the Seller, if on or after 11:59 pm, Chicago time, on November 28, 2025 (the “Outside Date”) the Closing shall not have occurred; provided, that if as of the third Business Day prior to the Outside Date all of the conditions to the Closing, other than the conditions set forth in Section 8.1(a) (solely if the Law or Order is attributable to any Antitrust Laws or Foreign Direct Investment Laws), Section 8.1(b) or Section 8.1(c), shall have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing and which are then capable of being so satisfied if the Closing were to take place on such date), then the Outside Date shall automatically be extended to February 27, 2026 (the “Second Outside Date”); provided, further that if as of the third Business Day prior to the Second Outside Date all of the conditions to the Closing, other than the conditions set forth in Section 8.1(a) (solely if the Law or Order is attributable to any Antitrust Laws or Foreign Direct Investment Laws), Section 8.1(b) or Section 8.1(c), shall have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing and which are then capable of being so satisfied if the Closing were to take place on such date), then the Second Outside Date shall automatically be extended to May 22, 2026; provided, further, that the right to terminate this Agreement under this Section 11.1(e) shall not be available to any Party whose breach of or failure to perform any material covenant, agreement or obligation hereunder is the principal cause of the failure of the Closing to occur on or before such Outside Date.

Section 11.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall immediately become void, there shall be no liability or obligation on the part of the Purchaser, the Seller, the Company, any of their respective Affiliates or their or their Affiliates’ respective Representatives, shareholders, managers or partners and all rights and obligations of any Party shall cease, except that any such termination shall not relieve any Party from any liability for any and all Losses suffered by the other Party as a result of fraud or any material and willful breach. For purposes of this Agreement, a “material and willful breach” means a material breach that is a consequence of an act undertaken by the breaching Party or the failure by the breaching Party to take an act it is required to take under this Agreement, in each case with actual knowledge that the taking of or failure to take such act would cause a material breach of this Agreement. Notwithstanding the foregoing, the provisions of this Section 11.2 and Article XII shall remain in full force and effect and survive any termination of this Agreement. No termination of this Agreement shall affect the obligations of the Parties under the Confidentiality Agreement.

ARTICLE XII

GENERAL PROVISIONS

Section 12.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given (a) upon receipt, if delivered personally, (b) three (3) days after being mailed by registered or certified mail (postage prepaid, return receipt requested) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like changes of address) or (c) immediately when sent by email (so long as confirmation of transmission is electronically or mechanically generated and kept on file by the sending Party and the sending Party does not receive a “bounce back” or other automated reply indicating the message was not delivered) to the email address specified below (or at such other email address for a Party as shall be specified by like changes of email addresses):

If to the Purchaser, to:

Motorola Solutions, Inc.

500 West Monroe Street

Chicago, IL 60661

Email: [***]

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Email:   [***];

   [***]

Attention:  David C. Karp;

   Viktor Sapezhnikov

If to the Seller or, prior to the Closing, the Company, to:

c/o TJC L.P.

399 Park Avenue, 30th Floor

New York, NY 10022

Phone: (212) 572-0800

Email:    [***]

Attention:   Erik J. Fagan

with a copy (which shall not constitute notice) to:

Mayer Brown LLP

1221 Avenue of the Americas

New York, NY 10020-1001

Email:   [***]

Attention:  Philip O. Brandes

Section 12.2 Headings; Table of Contents. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12.3 Severability. Subject to Section 7.8(e), if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Subject to Section 7.8(e), upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 12.4 Entire Agreement. This Agreement (together with the Exhibits and Schedules hereto and the Company Disclosure Letter and the Purchaser Disclosure Letter) and the other Transaction Documents, including the Confidentiality Agreement, constitute the entire agreement of the Parties, and supersede all prior agreements and undertakings, both written and oral, among the Parties or between any of them, with respect to the subject matter hereof.

Section 12.5 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void; provided, that without written consent of any other Party, the Purchaser may assign its rights and obligations hereunder, in whole or in part, to any of its Subsidiaries, but no such assignment shall relieve the Purchaser of any liability or obligation hereunder and any new or increased obligations for withholding or deduction under Section 2.9 or Conveyance Taxes under Section 10.5 arising as a result of such assignment shall be borne by the Purchaser (including any gross-up necessary to put the Seller in the same position it would have been in had no such assignment been made). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 12.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except that (i) the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of Section 12.19 in accordance with their terms, (ii) the D&O Indemnified Persons are express third party beneficiaries of, and may enforce, any of the provisions of Section 7.13 in accordance with their terms and (iii) Mayer Brown LLP is an express third party beneficiary of, and may enforce, any of the provisions of Section 12.17 and Section 12.18 in accordance with their respective terms.

Section 12.7 Fees and Expenses. Except as otherwise specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses whether or not the Transactions are consummated.

Section 12.8 Amendment or Modification. This Agreement may not be amended or modified except by an instrument in writing signed by each of the Purchaser, the Company and the Seller.

Section 12.9 Extension; Waiver. Any Party entitled to the benefits thereof, may, to the extent permitted by Law (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties made by the other Parties contained herein or in Transaction Document, and (c) waive compliance with any of the agreements or conditions for their respective benefit contained herein. For the avoidance of doubt, Seller shall not be permitted to make any waivers with respect to the Company and the Company shall not be permitted to make any waivers with respect to the Seller. Any agreement on the part of any Party to such extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 12.10 Specific Performance. The Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder will cause irreparable injury to the other Parties for which monetary damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity. The right of specific performance and other equitable relief granted under this Agreement are an integral part of the transactions contemplated by this Agreement and without that right, neither the Seller nor the Purchaser would have entered into this Agreement. The Parties agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law.

Section 12.11 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any Party in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. The terms and conditions of this Agreement may be waived only by the Party or Parties entitled to the benefits thereof. Except as otherwise explicitly provided for elsewhere herein, all rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

Section 12.12 Governing Law; Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE TO BE APPLIED. IN FURTHERANCE OF THE FOREGOING, THE INTERNAL LAW OF THE STATE OF DELAWARE WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS AGREEMENT, EVEN IF UNDER SUCH JURISDICTION’S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT SUCH PARTY MAY LEGALLY AND EFFECTIVELY DO SO, TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING HEREUNDER.

Section 12.13 Consent to Jurisdiction. OTHER THAN DISPUTES SUBMITTED TO THE VALUATION FIRM PURSUANT TO SECTION 2.5 OR SECTION 2.8, EACH PARTY AGREES AND CONSENTS TO THE EXCLUSIVE

JURISDICTION OF THE CHANCERY COURT OF THE STATE OF DELAWARE AND ANY STATE APPELLATE COURT THEREFROM SITTING IN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE), WITH RESPECT TO ALL MATTERS RELATING TO THIS AGREEMENT AND TO THE TRANSACTIONS (EXCEPT AS SET FORTH IN ANOTHER TRANSACTION DOCUMENT). IN FURTHERANCE OF THE FOREGOING, NO PARTY SHALL ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT OR ASSERT, BY MOTION OR OTHER REQUEST, ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM, AND A FINAL JUDGMENT IN ANY ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

Section 12.14 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument. This Agreement shall become effective when the Purchaser, the Seller and the Company shall have executed this Agreement. This Agreement may be delivered by facsimile or .pdf transmission.

Section 12.15 Interpretation. The interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, clause, subclause, paragraph, Exhibit and Schedule are references to the Articles, Sections, clauses, subclause, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise; (f) the words “including” and “include” and words of similar import when used in the Transaction Documents shall mean “including without limitation,” unless otherwise specified; (g) the word “or” shall not be exclusive; (h) references to “written” or “in writing” include in electronic form; (i) provisions shall apply, when appropriate, to successive events and transactions; (j) the Parties have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening any Party by virtue of the authorship of any of the provisions in this Agreement; (k) a reference to any Person includes such Person’s successors and permitted assigns; (l) any reference to “days” means calendar days unless Business Days are expressly specified; (m) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding

Business Day; (n) whenever the phrase “made available,” “delivered” or words of similar import are used in reference to a document, it shall mean the document was delivered to the Purchaser or its Representatives (with confirmation of receipt) or made available for viewing by the Purchaser or its Representatives in the “Project Surf” electronic data room hosted by SS&C Intralinks, Inc. (the “Data Room”), as that site existed as of 5:00 p.m. Central Time on the day that is two (2) Business Days prior to the date of this Agreement; and (o) the words “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if”.

Section 12.16 Non-Recourse Parties. Notwithstanding anything that may be expressed or implied in this Agreement to the contrary, each of the Seller and the Purchaser agrees and acknowledges, both for itself and its Affiliates and their respective successors and assigns, that no recourse under this Agreement, any other Transaction Documents or any documents or instruments delivered in connection with this Agreement or any other Transaction Document shall be had against any Non-Recourse Party of such Party, or any of their respective successors and assigns, other than the parties to such Transaction Documents (and their respective successors and assigns), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any such Non-Recourse Party (and its successors and assigns), for any obligation of the parties to the Transaction Documents under or in connection with such Transaction Documents or any documents or instruments delivered in connection with such Transaction Document or any of the Transactions for any claim based on, in respect of or by reason of such obligations or their creation under such Transaction Documents. Notwithstanding the foregoing, this Section 12.16 will not limit (i) claims with respect to Fraud and (ii) for the avoidance of doubt, any liability or obligation of any party to a Transaction Documents under the terms of such Transaction Document.

Section 12.17 Retention of Advisors. Each of the Parties acknowledges and agrees that Mayer Brown LLP has represented Seller and the members of the Company Group in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions, and that, Seller and its Non-Recourse Parties (each, a “Seller Group Member”) have a reasonable expectation that Mayer Brown LLP will represent them, following the Closing, in connection with any claim or Action involving any Seller Group Member, on the one hand, and the Purchaser or any of its Non-Recourse Parties (each, a “Purchaser Group Member”), on the other hand, arising under this Agreement, the other Transaction Documents or the Transactions. The Purchaser hereby, on behalf of itself and the other Purchaser Group Members and their respective successors and assigns, hereby irrevocably (a) agrees to any such representation in any such matter and (b) waives any actual or potential conflict arising from any such representation in the event of any adversity between the interests of any Seller Group Member, on the one hand, and the Purchaser and the Company, on the other hand, in any such matter.

Section 12.18 Protected Communication. The Purchaser and the Company agree that, as to all privileged communications prior to the Closing solely among Mayer Brown LLP, on the one hand and the members of the Company Group, the Seller, the Seller’s Affiliates and/or Representatives, on the other hand, that relate in any way to the Transactions, the attorney-client privilege and the expectation of client confidence, to the extent relevant, belongs to the Seller and may be controlled by the Seller and shall not pass to or be claimed by the

Purchaser or the Company. Without limiting the generality of the foregoing, upon and after the Closing, (a) the Seller and its Affiliates (and not the members of the Company Group) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the members of the Company Group shall be a holder thereof; and (b) Mayer Brown LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any member of the Company Group by reason of any attorney-client relationship between Mayer Brown LLP and any such Person or otherwise. The Purchaser acknowledges that it has consulted with independent counsel of its own choosing with respect to the meaning and effect of this Section 12.18. Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser or a member of the Company Group, on the one hand, and a third party after the Closing, on the other hand, the Company (or other applicable members of the Company Group) may assert the attorney-client privilege to prevent disclosure of confidential communications by Mayer Brown LLP to such third party; provided, however, that the Company (or such other members of the Company Group) may not waive such privilege without the prior written consent of the Seller.

Section 12.19 Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Seller and the Company, on behalf of themselves, their Subsidiaries and each of their controlled Affiliates, hereby: (a) agree that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement or the Financing, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agree that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any definitive documentation related to the Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waive to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Financing Sources in any way arising out of or relating to, this Agreement or the Financing, (d) agree that none of the Financing Sources shall have any liability to the Seller, the Company or any of their Subsidiaries or any of their respective controlled Affiliates or Representatives relating to or arising out of this Agreement or the Financing (subject to the last sentence of this Section 12.19), and (e) agree not to (and agree not to permit any of their respective Subsidiaries, controlled Affiliates or Representatives to) seek any action for specific performance against any of the Financing Sources relating to or arising out of this agreement or the Financing and (f) agree that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 12.19 and that this Section 12.19 may not be amended in a manner materially adverse to the Financing Sources without the written consent of the Financing Sources (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 12.19 shall in any way limit or modify the rights and obligations of the Purchaser under this Agreement or any Financing Entity’s obligations to the Purchaser under any definitive documentation relating to the Financing or the rights of the Purchaser and its Subsidiaries (including, following the Closing Date, the Company and its Subsidiaries) against the Financing Sources with respect to the Financing or any of the transactions contemplated thereby or any services thereunder.

[Signature page follows]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be signed, all as of the date first written above.

SILVUS TECHNOLOGIES GROUP LLC

By:	/s/ Erik J. Fagan
Name: Erik J. Fagan
Title: President

SILVUS TECHNOLOGIES HOLDINGS INC.

By:	/s/ Erik J. Fagan
Name: Erik J. Fagan
Title: President

MOTOROLA SOLUTIONS, INC.

By:	/s/ Michael D. Annes
Name: Michael D. Annes
Title: Senior Vice President

2